As filed with the Securities and Exchange Commission on July 1, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No.	☐

and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 8	☒

PACIFIC SELECT EXEC SEPARATE ACCOUNT OF

PACIFIC LIFE & ANNUITY COMPANY

(Exact Name of Registrant)

PACIFIC LIFE & ANNUITY COMPANY

(Name of Depositor)

700 Newport Center Drive

P.O. Box 9000

Newport Beach, California 92660

(Address of Depositor’s Principal Executive Office)

(949) 219-3743

(Depositor’s Telephone Number, including Area Code)

Diane N. Ledger

Vice President

Pacific Life Insurance Company

700 Newport Center Drive

P.O. Box 9000

Newport Beach, California 92660

(Name and Address of Agent for Service of Process)

Copies to:

Jeffrey S. Puretz, Esq.

Dechert

1775 Eye Street, N.W.

Washington, D.C. 20006-2401

It is proposed that this filing will become effective:

☐	immediately upon filing pursuant to paragraph (b) of Rule 485

☐	on May 1, 2003 pursuant to paragraph (b) of Rule 485

☐	60 days after filing pursuant to paragraph (a)(1) of Rule 485

☐	on pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

☐	This post-effective amendment designates a new date for a previously filed post-effective amendment.

Title of securities being registered: interests in the Separate Account under Pacific Select Exec III-NY Flexible Premium Variable Life Insurance Policies.

Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Filing fee:  None

PACIFIC SELECT EXEC III – NY	PROSPECTUS , 2003

Pacific Select Exec III – NY is a flexible premium variable life insurance policy issued by Pacific Life & Annuity Company.

•Flexible premium means you can vary the amount and frequency of your premium payments.

•Variable means the policy’s value depends on the performance of the investment options you choose.

•Life insurance means the policy provides a death benefit to the beneficiary you choose.

This policy is not available in all states. This prospectus is not an offer in any state or jurisdiction where we’re not legally permitted to offer the policy.

The policy is described in detail in this prospectus and in its Statement of Additional Information (SAI). The Pacific Select Fund is described in its prospectus and in its SAI. No one has the right to describe the policy or the Pacific Select Fund any differently than they have been described in these documents.

You should be aware that the Securities and Exchange Commission (SEC) has not reviewed the policy for its investment merit, and does not guarantee that the information in this prospectus is accurate or complete. It’s a criminal offense to say otherwise.

This prospectus provides information that you should know before buying a policy. It’s accompanied by a current prospectus for the Pacific Select Fund, a fund that provides the underlying portfolios for the variable investment options offered under the policy. The variable investment options are funded by the Pacific Select Exec Separate Account of PL&A. Please read these prospectuses carefully and keep them for future reference.

Here’s a list of all of the investment options available under your policy:

VARIABLE INVESTMENT OPTIONS

Blue Chip

Aggressive Growth

Diversified Research

Small-Cap Equity

International Large-Cap

Short Duration Bond

I-Net Tollkeeper SM

Financial Services

Health Sciences

Technology

Telecommunications

Growth LT

FIXED OPTIONS

Fixed Account

Fixed LT Account

Focused 30

Mid-Cap Value

International Value

Capital Opportunities

Global Growth

Equity Index

Small-Cap Index

Multi-Strategy

Main Street® Core

(formerly “Large-Cap Core”)

Emerging Markets

Inflation Managed

Managed Bond Small-Cap Value Money Market High Yield Bond Equity Income Research Equity Aggressive Equity Large-Cap Value Comstock (formerly “Strategic Value”) Real Estate Mid-Cap Growth

YOUR GUIDE TO THIS PROSPECTUS

BENEFITS AND RISKS OF PACIFIC SELECT EXEC III – NY

This overview tells you some key things you should know about your policy. It’s designed as a summary only – please read the entire prospectus and your policy for more detailed information.

Some states have different rules about how life insurance policies are described or administered. The terms of your policy, or of any endorsement or rider, prevail over what’s in this prospectus.

Benefits of your policy
Flexibility

The policy is designed to be flexible to meet your specific life insurance needs. Within certain limits, you can:

•choose the timing, amount and frequency of premium payments

•change the death benefit option

•increase or decrease the policy’s face amount

•change the beneficiary

•change your investment selections.

Death Benefit

You may choose one of three death benefit options:

•Option A – your death benefit will be the face amount of your policy.

•Option B – your death benefit will be the face amount of your policy plus its accumulated value.

•Option C – your death benefit will be the face amount of your policy plus the total premiums you’ve paid minus any withdrawals or distributions made.

The guideline minimum death benefit is the minimum death benefit that we must pay to ensure that your policy qualifies as life insurance. You may choose between two ways to calculate the guideline minimum death benefit:

•cash value accumulation test – generally does not limit the amount of premiums you can pay into your policy.

•guideline premium test – limits the amount of premiums you can pay on your policy, and the guideline minimum death benefit will generally be smaller than under the cash value accumulation test.

The test you choose will generally depend on the amount of premiums you want to pay relative to your desired death benefit.

The death benefit will always be the greater of the death benefit under the option you choose or the guideline minimum death benefit.

BENEFITS AND RISKS OF PACIFIC SELECT EXEC III – NY

Accumulated Value

Accumulated value is the value of your policy on any business day. It is not guaranteed – it depends on the performance of the investment options you've chosen, the premium payments you’ve made, policy charges, and how much you've borrowed or withdrawn from the policy.

You can access your accumulated value in several ways:

•Withdrawals – you can withdraw part of your policy’s net cash surrender value.

•Loans – you can take out a loan from us using your policy’s accumulated value as security.

•Surrender – you can surrender or cash in your policy for its net cash surrender value while the insured is still living.

•Income benefits – you can use withdrawal or surrender benefits to buy an income benefit that provides a monthly income. In addition, your policy’s beneficiary can use death benefit proceeds to buy an income benefit.

Investment options

You can choose from 35 variable investment options, each of which invests in a corresponding portfolio of the Pacific Select Fund. The policy also offers two fixed investment options, both of which provide a guaranteed minimum rate of interest.

You can transfer among the investment options during the life of your policy without paying any current income tax. There is currently no charge for transfers.

Tax benefits

Your beneficiary generally will not have to pay federal income tax on death benefit proceeds.

You’ll also generally not be taxed on any or all of your policy’s accumulated value unless you receive a cash distribution.

Risks of your policy
Long-term financial planning

This policy is designed to provide a death benefit for family members or others or to help meet other long-term financial objectives. It is not suitable as a short-term savings vehicle. It may not be the right kind of policy if you plan to withdraw money or surrender your policy for short-term needs. Taking a withdrawal or surrendering your policy may incur charges. See the Fee tables and your policy for charges assessed when withdrawing from or surrendering your policy.

Please discuss your insurance needs and financial objectives with your registered representative.

Premium payments

Federal tax law puts limits on the premium payments you can make in relation to your policy’s death benefit. We may refuse all or part of a premium payment you make, or remove all or part of a premium from your policy and return it to you under certain circumstances.

Lapse

Insufficient premium payments, poor investment performance, withdrawals, and unpaid loans or loan interest may cause your policy to lapse – which means you’ll no longer have any insurance coverage. There are costs associated with reinstating a lapsed policy.

There is no guarantee that your policy will not lapse even if you pay your planned periodic premium. You should consider a periodic review of your coverage with your registered representative.

Investment performance

Each variable investment option invests in a corresponding portfolio of the Pacific Select Fund. The value of each portfolio fluctuates with the value of the investments it holds. Returns are not guaranteed. You bear the investment risk of any variable investment option you choose.

See the fund’s prospectus for more information on the underlying portfolios and their individual risks.

Withdrawals and loans

Making a withdrawal or taking out a loan may:

• change your policy’s tax status

• reduce your policy’s face amount

• reduce your policy’s death benefit

• reduce the death benefit proceeds paid to your beneficiary

• make your policy more susceptible to lapsing.

Your policy’s withdrawal feature is not available until your first policy anniversary.

Be sure to plan carefully before using these policy benefits.

Tax consequences of withdrawals, surrenders and loans

You may be subject to income tax if you take any withdrawals or surrender the policy, or if your policy lapses and you have not repaid any outstanding policy loan amount.

If your policy is a modified endowment contract, all distributions you receive during the life of the policy may be subject to tax and a 10% penalty.

There are other tax issues to consider when you own a life insurance policy. These are described in more detail in Variable life insurance and your taxes.

FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy. Please read the entire prospectus, your policy and the SAI for more detailed information regarding these fees and expenses.

Transaction fees

This table describes the fees and expenses that you will pay at the time you buy the policy, surrender the policy, or transfer accumulated value between investment options.

Charge	When charge is deducted	Amount deducted

Maximum sales load imposed on premiums	Upon receipt of premium	2.5% of premium

Premium based tax charges[1]	Upon receipt of premium	State and local charge: 2.35% of premium Federal charge: 1.50% of premium

Maximum surrender charge	Upon full surrender of policy during the first 10 policy years and on any face amount increase for 10 policy years from effective date	$0.73-$44.81 per $1,000 of face amount[2]

Charge at end of policy year 1 for a male select non-smoker who is age 45 at policy issue		$12.65 per $1,000 of initial face amount

Withdrawal charge	Upon partial withdrawal of accumulated value	$25 per withdrawal

Transfer fees	Upon transfer of accumulated value between investment options	$25 per transfer in excess of 12 per policy year[3]

Administrative transaction fees

Face amount increase	Upon effective date of requested face amount increase	$100

Illustration request	Upon request of policy illustration in excess of 1 per year	$25

Death benefit option change	Upon request for death benefit option change	$100

Risk classification change	Upon request for risk classification change	$50

Adding or increasing an optional rider	Upon approval of specific request	$100

Substitution of insured	Upon request for substitution of insured	$100

Audits of premium/loan	Upon request of audit of over 2 years or more	$25

Duplicate policy	Upon request of duplicate policy[4]	$50

[1]	We do not expect to change the state and local charge or federal charge unless the rates we pay change or a change in law requires us to do so.

[2]	The surrender charge is based on the age and risk class of the insured. Samples of our current rates for surrender charges and maximum surrender charges per $1,000 of coverage segment appear as Appendix A in this prospectus. The surrender charge is reduced to $0 in policy year 11 and thereafter. The surrender charge shown in the table may not be typical of the surrender charge you will pay.

[3]	There is no charge currently imposed upon a transfer.

[4]	Certificate of Coverage is available without charge.

Periodic charges other than Pacific Select Fund operating expenses

This table describes the fees and expenses that you will pay periodically during the time you own the policy, not including portfolio fees and expenses.

Charge	When charge is deducted	Amount deducted— Maximum Guaranteed Charge	Amount deducted— Current Charges

Cost of Insurance[1,2]

Minimum and maximum	Monthly, beginning on policy date	$0.04—$83.34 per $1,000 of a discounted net amount at risk*	$0.04—$16.44 per $1,000 of a discounted net amount at risk

Charge during policy year 1 for a male select non-smoker who is age 45 at policy issue	Monthly, beginning on policy date	$0.29 per $1,000 of a discounted net amount at risk	Same

Administrative charge[2]	Monthly, beginning on policy date	$7.50	Same

Mortality and expense risk

Face amount charge[3] Minimum and maximum	Monthly for 10 years, beginning effective date of coverage for initial face amount and for each face amount increase	$0.06—$0.50 per $1,000 of coverage segment	Same

Charge during policy year 1 for a male select non-smoker who is age 45 at policy issue		$0.13 per $1,000 of coverage segment	Same

Asset charge[2]	Monthly, beginning on policy date	0.75% annually (0.0625% monthly) of first $25,000 of accumulated value in investment options, plus 0.35% annually (0.029% monthly) of accumulated value in excess of $25,000 in investment options[4]	Same

Loan interest charge	Policy anniversary	3.55% of policy’s loan account balance annually[5]	Same

Optional Benefits, minimum and maximum[5]

Accidental death rider	Monthly, beginning on policy date	$0.05—$0.18 per $1,000 of coverage segment	Same

Charge during policy year 1 for a male select non-smoker who is age 45 at policy issue		$0.10 per $1,000 of coverage segment	Same

Children’s term rider	Monthly, beginning on policy date	$0.75 per $1,000 of coverage segment	Same

Annual renewable term rider

Cost of insurance	Monthly, beginning on policy date	$0.06—$83.34 per $1,000 of a discounted net amount of risk	$0.05—$16.21 per $1,000 of a discounted net amount of risk

Charge during policy year 1 for a male select non-smoker who is age 45 at policy issue		$0.38 per $1,000 of a discounted net amount at risk	$0.07 per $1,000 of a discounted net amount at risk

Mortality and expense risk face amount charge	Monthly, beginning on policy date	$0.06—$0.37 per $1,000 of coverage segment	$0

Charge during policy year 1 for a male select non-smoker who is age 45 at policy issue		$0.13 per $1,000 of coverage segment	$0

FEE TABLES

Charge	When charge is deducted	Amount deducted— Maximum Guaranteed Charge	Amount deducted— Current Charges

Annual renewable and convertible term rider	Monthly, beginning on policy date	$0.06—$7.93 per $1,000 of a discounted net amount at risk	$0.05—$4.92 per $1,000 of a discounted net amount at risk

Charge during policy year 1 for a female preferred non-smoker who is age 45 at policy issue		$0.30 per $1,000 of a discounted net amount at risk	$0.06 per $1,000 of a discounted net amount at risk

Guaranteed insurability rider	Monthly, beginning on policy date	$0.10—$0.29 per $1,000 of coverage segment	Same

Charge during policy year 1 for a male select non-smoker who is age 35 at policy issue[6]		$0.28 per $1,000 of coverage segment	Same

Waiver of charges rider	Monthly, beginning on policy date	$0.04—$0.55 per $1,000 of coverage segment	Same

Charge during policy year 1 for a male select non-smoker who is age 45 at policy issue		$0.07 per $1,000 of coverage segment	Same

Disability benefit rider	Monthly, beginning on policy date	$0.40—$1.00 per $10 of monthly benefit	Same

Charge during policy year 1 for a male select non-smoker who is age 45 at policy issue		$0.45 per $10 of monthly benefit	Same

*	Net amount at risk is the difference between the death benefit that would be payable if the insured died and the accumulated value of your policy. At the beginning of each policy month, we divide the death benefit that would be payable under your policy by 1.002466, and then we subtract your policy’s accumulated value before monthly charges are taken from this amount. The result is your policy’s discounted net amount at risk used in cost of insurance calculations.
[1]	Cost of insurance rates apply uniformly to all members of the same class. Class is determined by a number of factors, including the age, risk classification, smoking status and gender (unless unisex rates are required) of the person insured by the policy, and the policy date and duration. The cost of insurance charges shown in the table may not be typical of the charges you will pay. Your policy’s specifications page will indicate the guaranteed cost of insurance charge applicable to your policy, and more detailed information concerning your cost of insurance charges is available on request from your registered representative or us. Also, before you purchase the policy, you may request personalized illustrations of your future benefits under the policy based upon the insured’s class, the death benefit option, face amount, planned periodic premiums, and any riders requested. Cost of insurance rates for your policy will be stated in the policy specifications pages and calculated per $1.00 of coverage.
[2]	When the person insured by your policy reaches age 100, this charge is reduced to zero—in other words, you no longer pay any charge.
[3]	A sample of our mortality and expense risk face amount charges per $1,000 of initial face amount appears as Appendix A in this prospectus. The rate is based on the age and risk classification of the insured and the face amount on the policy date. Each face amount increase will have a corresponding face amount charge related to the amount of the increase, based on the age and risk classification of the insured at the time of the increase. The mortality and risk face amount charges shown in the table may not be typical of the charges you will pay.
[4]	Starting in policy year 11 and thereafter, the mortality and expense risk asset charge is reduced to 0.45% annually (0.0375% monthly) of the first $25,000 of accumulated value in the investment options, plus 0.05% annually (0.0042% monthly) of accumulated value in excess of $25,000 in the investment options.
[5]	Interest owing on the amount you borrow accrues daily at the annual rate. Interest accrued during a policy year is due on your policy anniversary. If you do not pay interest when due, we transfer an amount equal to the interest that was due from your accumulated value and add it to your loan. Loan interest not paid begins accruing interest on the day it is due.
[6]	Riders are briefly described under The death benefit: Optional riders and more information appears in the SAI. Except for the Childrens term rider, rider charges are based on the age and risk classification of the person insured under the rider on the effective date of the rider. The rider charges shown in the table may not be typical of the charges you will pay.
[7]	Guaranteed insurability rider is only available to insureds age 37 and under at policy issue.

Total annual Pacific Select Fund operating expenses

This table shows the minimum and maximum total operating expenses charged by the portfolios that you may pay periodically during the time that you own the policy. This table shows the range (minimum and maximum) of fees and expenses charged by any of the portfolios, expressed as a percentage of average daily net assets, for the year ended December 31, 2002.

Each variable account of the separate account purchases shares of the corresponding fund portfolio at net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the policy, and they may vary from year to year. These fees and expenses are described in the fund’s prospectus.

	Minimum	Maximum

Total annual portfolio operating expenses[1]	0.29	1.74

[1]	Amounts shown are gross expenses deducted from portfolio assets, including management fees, distribution and/or service (12b-1) fees, and other expenses. Maximum total adjusted net expenses for any portfolio, after adviser’s reimbursement, and deduction of an offset for custodian credits and 12b-1 recapture plan, was 1.64% of average daily net assets.

To help limit fund expenses, Pacific Life has contractually agreed to waive all or part of its investment advisory fees or otherwise reimburse each portfolio for operating expenses (including organizational expenses, but not including advisory fees, 12b-1 distribution expenses, additional costs associated with foreign investing, interest (including commitment fees), taxes, brokerage commissions and other transactional expenses, extraordinary expenses, expenses not incurred in the ordinary course of business, and expenses of counsel or other persons or services retained by the fund’s independent trustees) that exceed an annual rate of 0.10% of its average daily net assets. Such waiver or reimbursement is subject to repayment to the extent such expenses fall below the 0.10% expense cap in future years. Any amounts repaid to Pacific Life will have the effect of increasing such expenses of the portfolio, but not above the 0.10% expense cap. There is no guarantee that Pacific Life will continue to cap expenses after April 30, 2004.

PACIFIC SELECT EXEC III – NY BASICS

Pacific Select Exec III – NY is a flexible premium variable life insurance policy that insures the life of one person and pays death benefit proceeds after that person has died.

When you buy a Pacific Select Exec III – NY life insurance policy, you’re entering into a contract with Pacific Life & Annuity Company. Your contract with us is made up of your application, your policy, applications to change or reinstate the policy, any amendments, riders or endorsements to your policy, and specification pages.

Policy amendments and endorsements are a part of your policy and confirm changes you or we make to the policy.

Specification pages summarize information specific to your policy at the time the policy is issued.

Riders provide extra benefits, some at additional cost. Some riders may only be added when you apply for your policy.

When we approve your signed application, we’ll issue your policy. If your application does not meet our underwriting and administrative requirements, we can reject it or ask you for more information. Once we receive your first premium payment, and any contractual and administrative requirements have been met, we’ll consider your policy to be in force. Our obligations under the policy begin when the policy is in force and has been delivered to you.

Your policy will be in force until one of the following happens:

• the person insured by the policy dies

• the grace period expires and your policy lapses, or

• you surrender your policy.

If your policy is not in force when the person insured by the policy dies, we are not obligated to pay the death benefit proceeds to your beneficiary.

Owners, person insured by the

policy, and beneficiaries

Please consult your financial advisor or a lawyer about designating ownership interests.

If you would like to change the owner of your policy, please contact us or your registered representative for a change of owner form. We can process the change only if we receive your instructions in writing.

Owners

The owner is the person named on the application who makes the decisions about the policy and its benefits while it’s in force. You can own a policy by yourself or with someone else. Two or more owners are called joint owners. You need the signatures of all owners for all policy transactions.

If one of the joint owners dies, the surviving owners will hold all rights under the policy. If the last joint owner dies, his or her estate will own the policy unless you’ve given us other instructions.

You can change the owner of your policy by completing a change of owner form. Once we’ve received your request, the change will be effective as of the day you signed the change of owner form.

Risk classes are usually based on age, gender, health and whether or not the insured smokes. Most insurance companies use similar risk classification criteria.

When we refer to age throughout this prospectus, we’re using the word as we’ve defined it here, unless we tell you otherwise.

Person insured by the policy

This policy insures the life of one person who is age 85 or younger at the time you apply for your policy, and who has given us satisfactory evidence of insurability. We refer to this person as the insured. The policy pays death benefit proceeds after the insured has died.

The insured is assigned an underwriting or insurance risk class which we use to calculate cost of insurance and other charges. We normally use the medical or paramedical underwriting method to assign underwriting or insurance risk classes, which may require a medical examination. We may, however, use other forms of underwriting if we think it’s appropriate.

When we use a person’s age in policy calculations, we generally use his or her age as of the nearest policy date, and we add one year to this age on each policy anniversary date. For example, when we talk about someone “reaching age 100”, we’re referring to the policy anniversary date closest to that person’s 100th birthday, not to the day when he or she actually turns 100.

Beneficiaries

The beneficiary is the person, people, entity or entities you name to receive the death benefit proceeds. Here are some things you need to know about naming beneficiaries:

• You can name one or more primary beneficiaries who each receive an equal share of the death benefit proceeds unless you tell us otherwise. If one beneficiary dies, his or her share will pass to the surviving primary beneficiaries in proportion to the share of the proceeds they’re entitled to receive, unless you tell us otherwise.

If you would like to change the beneficiary of your policy, please contact us or your registered representative for a change of beneficiary form. We can process the change only if we receive your instructions in writing.

• You can also name a contingent beneficiary for each primary beneficiary you name. The contingent beneficiary will receive the death benefit proceeds if the primary beneficiary dies.

• You can choose to make your beneficiary permanent (sometimes called irrevocable). You cannot change a permanent beneficiary’s rights under the policy without his or her permission.

If none of your beneficiaries is still living when the death benefit proceeds are payable, you as the policy owner will receive the proceeds. If you’re no longer living, the proceeds will go to your estate.

You can change your beneficiary at any time while the insured is still living, and while the policy is in force. The change will be effective as of the day you signed the change of beneficiary form.

Policy date, monthly payment date, policy anniversary date

Your policy date

This is usually the day we approve your policy application. It’s also the beginning of your first policy year. Your policy’s monthly, quarterly, semi-annual and annual anniversary dates are based on your policy date.

The policy date is set so that it never falls on the 29th, 30th or 31st of any month. We’ll apply your first premium payment as of your policy date or as of the day we receive your premium, whichever is later.

PACIFIC SELECT EXEC III – NY BASICS

Backdating your policy

You can have your policy backdated up to six months, as long as we approve it. Backdating in some cases may lower your cost of insurance rates since these rates are based on the age of the insured. Your first premium payment must cover the premium load and monthly charges for the period between the backdated policy date and the day your policy is issued.

Re-dating your policy

Once your policy is issued, you may request us to re-date your policy to the date it is delivered to you, or the date we receive the initial premium, if earlier than the delivery date. Re-dating will only be allowed back to the date money is received on your policy. If your delivery date is the 29th, 30th or 31st of any month, the policy will be dated the 28th of that month.

It may be disadvantageous to request that the policy be re-dated. A new policy date may cause the insured’s age for insurance purposes to change and the cost of insurance rates to increase. It will also affect events based on time elapsed since policy date, such as suicide and contestable clauses and surrender charge periods.

We will not re-date policies that are issued with a temporary insurance premium, initial premium, or funds from an IRC Section 1035 exchange.

Your monthly payment date

This is the day we deduct the monthly charges from your policy’s accumulated value. The first monthly payment date is your policy date, and it’s the same day each month thereafter. Monthly charges are explained in the section called Your policy’s accumulated value.

Your policy anniversary date

This is the same day as your policy date every year after we issue your policy. A policy year starts on your policy date and each anniversary date, and ends on the day before the next anniversary date.

Understanding policy expenses

and cash flow (including fees and charges of fund portfolios)

The chart to the right illustrates how cash normally flows through a Pacific Select Exec III – NY policy.

Under a flexible premium life insurance policy, you have the flexibility to choose the amount and frequency of your premium payments. You must, however, pay enough premiums to cover the ongoing cost of policy benefits.

Investment earnings will increase your policy’s accumulated value, while investment losses will decrease it. The premium payments you’ll be required to make to keep your policy in force will be influenced by the investment results of the investment options you choose.

The dark shaded boxes show the fees and expenses you pay directly or indirectly under your policy.

We’ll hold your net premium payments in the Money Market investment option until the free look transfer date. Please turn to Your right to cancel for details.

PACIFIC SELECT EXEC III – NY BASICS

Statements and reports we’ll send you

We send the following statements and reports to policy owners:

• a confirmation for many financial transactions, usually including premium payments and transfers, loans, loan repayments, withdrawals and surrenders. Monthly deductions and scheduled transactions made under the dollar cost averaging, portfolio rebalancing and first year transfer programs are reported on your quarterly policy statement.

• a quarterly policy statement. The statement will tell you the accumulated value of your policy by investment options, cash surrender value, the amount of the death benefit, the policy’s face amount, and any outstanding loan amount. It will also include a summary of all transactions that have taken place since the last quarterly statement, as well as any other information required by law.

• supplemental schedules of benefits and planned periodic premiums. We’ll send these to you if you change your policy’s face amount or change any of the policy’s other benefits.

• financial statements, at least annually or as required by law, of the separate account and Pacific Select Fund, that include a listing of securities for each portfolio of the Pacific Select Fund.

Your right to cancel Please call us or your registered representative if you have questions about your right to cancel your policy.

Your policy provides a free look period once it is in force. During the free look period, you have the right to cancel (or refuse) your policy and return it to us or your registered representative for a refund.

You’ll find a complete description of the free look period that applies to your policy on the policy’s cover sheet, or on a notice that accompanied your policy. The free look period ends 10 days after you receive your policy. If you are replacing another life insurance policy, your free-look period ends 60 days after you receive your policy.

The amount of your refund will be the amount of the premium payments you’ve made. We’ll always deduct any outstanding loan amount from the amount we refund to you.

If you cancel your policy during the free-look period, we’re required to refund the premium payments you’ve made. We’ll hold the net premiums in the Money Market investment option until the free look transfer date. On that day, we’ll transfer the accumulated value in the Money Market investment option to the investment options you’ve chosen.

The free look transfer date is the latest of the following:

• 15 days after we issue your policy

• when we consider your policy to be in force.

Timing of payments, forms and

requests

A business day, called a valuation date in your policy, is any day that the New York Stock Exchange and our life insurance operations center are open. It usually ends at 4:00 p.m. Eastern time.

The New York Stock Exchange and our life insurance operations center usually closed on weekends and on the following days:

• New Year’s Day, Martin Luther King, Jr. Day, President’s Day, Good Friday, Memorial Day, July Fourth, Labor Day, Thanksgiving Day and Christmas Day

• the Friday before New Year’s Day, July Fourth or Christmas Day if that holiday falls on a Saturday

• the Monday following New Year’s Day, July Fourth or Christmas Day if that holiday falls on a Sunday

Unless unusual business conditions exist, such as the ending of a monthly or the yearly accounting period.

Call us or contact your registered representative if you have any questions about the proper form required for a request.

To request payment of death benefit proceeds, send us proof of death and payment instructions.

Effective date

Once your policy is in force, the effective date of payments, forms and requests you send us is usually determined by the day and time we receive the item in proper form at the mailing address that appears on the back cover of this prospectus.

Planned periodic premium payments, loan requests, transfer requests, loan payments or withdrawal or surrender requests that we receive in proper form before 4:00 p.m. Eastern time on a business day will normally be effective as of the end of that day, unless the transaction is scheduled to occur on another business day. If we receive your payment or request on or after 4:00 p.m. Eastern time on a business day, your payment or request will be effective as of the end of the next business day. If a scheduled transaction falls on a day that is not a business day, we’ll process it as of the end of the next business day.

Other forms, notices and requests are normally effective as of the next business day after we receive them in proper form, unless the transaction is scheduled to occur on another business day. Change of owner and beneficiary forms are effective as of the day you sign the change form, once we receive them in proper form.

Proper form

We’ll process your requests once we receive all letters, forms or other necessary documents, completed to our satisfaction. Proper form may require, among other things, a signature guarantee or some other proof of authenticity. We do not generally require a signature guarantee, but we may ask for one if it appears that your signature has changed, if the signature does not appear to be yours, if we have not received a properly completed application or confirmation of an application, or for other reasons to protect you and us.

When we make payments and transfers

We’ll normally send the proceeds of transfers, withdrawals, loans, surrenders, exchanges and death benefit payments within seven days after the effective date of the request in proper form. We may delay payments and transfers, or the calculation of payments and transfers based on the value in the variable investment options under unusual circumstances, for example, if:

• the New York Stock Exchange closes on a day other than a regular holiday or weekend

• an emergency exists as determined by the SEC, as a result of which the sale of securities is not practicable, or it is not practicable to determine the value of a variable account’s assets.

We may delay transfers and payments from the fixed options, including the proceeds from withdrawals, surrenders and loans, for up to six months. We’ll pay interest at an annual rate of at least 3% on any withdrawals or surrender proceeds from the fixed options that we delay for 10 days or more.

We pay interest at an annual rate of at least 3% on death benefit proceeds, calculated from the day the insured dies to the day we pay the proceeds.

PACIFIC SELECT EXEC III – NY BASICS

Telephone and electronic transactions Please ask your registered representative for more information regarding electronic transactions.

You can make loans or transfers, and give us instructions regarding the dollar cost averaging program or portfolio rebalancing program, by telephone any time after the free look period as long as we have your signed authorization form on file.

Certain registered representatives are able to give us instructions electronically if authorized by you. You may appoint your registered representative to give us instructions on your behalf by completing and filing a telephone and electronic authorization form with us.

Here are some things you need to know about telephone and electronic transactions:

• You must complete a telephone and electronic authorization form.

• If your policy is jointly owned, all joint owners must sign the telephone and electronic authorization. We’ll take instructions from any owner or anyone you appoint.

• We may use any reasonable method to confirm that your telephone or electronic instructions are genuine. For example, we may ask you to provide personal identification or we may record all or part of the telephone conversation. We may refuse any transaction request made by telephone or electronically.

We’ll send you a written confirmation of each telephone and electronic transaction.

Sometimes, you may not be able to make loans or transfers by telephone or electronically, for example, if our telephone lines or our website are busy because of unusual market activity or a significant economic or market change, or our telephone lines or the Internet are out of service during severe storms or other emergencies. In these cases, you can send your request to us in writing, or call us the next business day or when service has resumed.

When you send us your telephone and electronic authorization form, you agree that:

• we can accept and act upon instructions you or anyone you appoint give us over the telephone or electronically

• neither we, the administrator, any of our affiliates, the Pacific Select Fund, or any director, trustee, officer, employee or agent of ours or theirs will be liable for any loss, damages, cost or expenses that result from transactions processed because of a request by telephone or submitted electronically that we believe to be genuine, as long as we have followed our own procedures

• you bear the risk of any loss that arises from your right to make loans or transfers over the telephone or electronically.

THE DEATH BENEFIT

We’ll pay death benefit proceeds to your beneficiary after the insured dies while the policy is still in force. Your beneficiary generally will not have to pay federal income tax on death benefit proceeds.

Your policy’s initial amount of insurance coverage is its initial face amount. We determine the face amount based on instructions provided in your application.

The minimum face amount when a policy is issued is usually $50,000, but we may reduce this in some circumstances.

You’ll find your policy’s face amount, which includes any increases or decreases, in the specification pages in your policy.

This policy offers three death benefit options, Options A, B and C. The option you choose will generally depend on which is more important to you: a larger death benefit or building the accumulated value of your policy.

This policy offers two ways to calculate the guideline minimum death benefit: the cash value accumulation test and the guideline premium test. These are called death benefit qualification tests. The test you choose will generally depend on the amount of premiums you want to pay.

Here are some things you need to know about the death benefit:

• You choose your death benefit option and death benefit qualification test on your policy application.

• If you do not choose a death benefit option, we’ll assume you’ve chosen Option A.

• If you do not choose a death benefit qualification test, we’ll assume you’ve chosen the guideline premium test.

• The death benefit will always be the greater of the death benefit under the option you choose or the guideline minimum death benefit, calculated using the death benefit qualification test you’ve chosen.

• The death benefit will never be lower than the face amount of your policy if you’ve chosen Option A or B. The death benefit proceeds will always be reduced by any outstanding loan amount.

• We’ll pay the death benefit proceeds to your beneficiary when we receive proof of the insured’s death.

Choosing your death benefit option	You can choose one of the following three options for the death benefit on your application.
Option A – the face amount of your policy.

Option B – the face amount of your policy plus its accumulated value.

The death benefit changes as your policy’s accumulated value changes. The better your investment options perform, the larger the death benefit will be.

Option C – the face amount of your policy

plus the total premiums you’ve paid minus

any withdrawals or distributions made.

The more premiums you pay and the less you

withdraw, the larger the death benefit will be.

THE DEATH BENEFIT

Choosing a death benefit

qualification test

The guideline minimum death benefit is the minimum death benefit needed for your policy to qualify as life insurance under Section 7702 of the Internal Revenue Code.

There are other limits on premiums you can pay into your policy, which are listed in How premiums work and described in more detail in the SAI.

The cash value accumulation test is defined in Section 7702(b) of the tax code.

An example

For a policy that insures a male, age 45 when the policy was issued, with a standard nonsmoking risk class, in policy year 6 the guideline minimum death benefit under the cash value accumulation test is calculated by multiplying each $1,000 of accumulated value by a “net single premium factor” of 2.4728.

This policy offers two death benefit qualification tests, which we use to calculate the guideline minimum death benefit. You choose one of these tests on your application. Once you choose a test, you cannot change it.

Your death benefit qualification test affects the following:

• premium limitations

• amount of guideline minimum death benefit

• monthly cost of insurance charges

• flexibility to reduce face amount.

Each test determines what the guideline minimum death benefit should be in relation to your policy’s accumulated value. The death benefit determined under either test will be at least equal to the amount required for the policy to qualify as life insurance under the tax code.

Cash value accumulation test

If you choose the cash value accumulation test, your policy’s guideline minimum death benefit will be the greater of:

• the minimum death benefit amount that’s needed for the policy to qualify as life insurance under the cash value accumulation test in the tax code or

• 101% of the policy’s accumulated value.

Under the test, a policy’s death benefit must be large enough to ensure that its cash surrender value, as defined in Section 7702 of the tax code (and which is based on accumulated value, among other things), is never larger than the net single premium that’s needed to fund future benefits under the policy. The net single premium under your policy varies according to the insured’s age, sex, and risk class. It’s calculated using an interest rate of at least 4% and the guaranteed mortality charges as of the time the policy is issued. We’ll use a higher interest rate if we’ve guaranteed it under your policy.

Guideline premium test

The guideline premium test is defined in Section 7702(a)(2) of the tax code.

Death benefit percentages are defined in Section 7702(d) of the tax code.

Before you buy a policy, you can ask us or your registered representative for a personalized illustration that shows you the guideline single premium and guideline level annual premiums.

Under this test, the guideline minimum death benefit is calculated by multiplying your policy’s accumulated value by a guideline premium death benefit percentage. The death benefit percentage is based on the age of the insured, so it varies over time. It is 250% when the insured is age 40 or younger, and reduces as the person gets older. You’ll find a table of death benefit percentages in Appendix D and in your policy.

If you choose the guideline premium test, the total premiums you pay cannot exceed your policy’s guideline premium limit. Your policy’s guideline premium limit is the greater of:

• the guideline single premium or

• the sum of the guideline level annual premiums to date.

If you increase or decrease your coverage, the guideline single or level premiums may be increased or decreased. These changes may be more than proportionate.

Comparing the death benefit qualification tests

The table below shows a general comparison of how features of your policy may be affected by your choice of death benefit qualification test. When choosing between the tests, you should consider:

Net amount at risk is the difference between the death benefit that would be payable if the insured died and the accumulated value of your policy.

Cost of insurance charges are based, among other things, upon your policy’s net amount at risk. See Your accumulated value for more information on how cost of insurance charges are calculated.

	Cash value accumulation test	Guideline premium test

Premium payments	Allows flexibility to pay more premium[1]	Premium payments are limited under the tax code
Death benefit	Generally higher as policy duration increases	May be higher in early years of policy
Monthly cost of insurance charges	May be higher, if the death benefit is higher	May be lower, except perhaps in early years of policy
Face amount decreases	Will not require return of premium or distribution of accumulated value	May require return of premium or distribution of accumulated value to continue policy as life insurance

[1]    Under the cash value accumulation test, if you want to pay a premium that increases the net amount at risk, you will need to provide us with satisfactory evidence of insurability before we can increase the death benefit. In this event, your cost of insurance charges will also increase.

THE DEATH BENEFIT

Comparing the death benefit options

The tables below compare the death benefits provided by the policy’s three death benefit options. The examples are intended only to show differences in death benefits and net amounts at risk. Accumulated value assumptions may not be realistic.

The example below is based on the following:

• the insured is age 45 at the time the policy was issued and dies at the beginning of the sixth policy year

• face amount is $100,000

• accumulated value at the date of death is $25,000

• total premium paid into the policy is $30,000

• the guideline minimum death benefit under the guideline premium test is $46,250 (assuming a guideline premium test factor of 185% x accumulated value)

• the guideline minimum death benefit under the cash value accumulation test is $61,820.00 (assuming a net single premium factor of $2.4728 for each $1,000 of accumulated value)

			If you select the guideline premium test, the death benefit is the larger of these two amounts

	Death benefit option	How it’s calculated	Death benefit under the option	Guideline minimum death benefit	Net amount at risk used for cost of insurance charge

	Option A	Face amount	$100,000	$46,250	$74,754.01
	Option B	Face amount plus accumulated value	$125,000	$46,250	$99,692.51
	Option C	Face amount plus premiums less distributions	$130,000	$46,250	$104,680.21

			If you select the cash value accumulation test, the death benefit is the larger of these two amounts

	Death benefit option	How it’s calculated	Death benefit under the option	Guideline minimum death benefit	Net amount at risk used for cost of insurance charge

	Option A	Face amount	$100,000	$61,820	$74,754.01
	Option B	Face amount plus accumulated value	$125,000	$61,820	$99,692.51
	Option C	Face amount plus premiums less distributions	$130,000	$61,820	$104,680.21

If the death benefit equals the guideline minimum death benefit, any increase in accumulated value will cause an automatic increase in the death benefit.

Here’s the same example, but with an accumulated value of $75,000. Because accumulated value has increased, the guideline minimum death benefit is now:

• $138,750 for the guideline premium test

• $185,460 for the cash value accumulation test.

			If you select the guideline premium test, the death benefit is the larger of these two amounts

	Death benefit option	How it’s calculated	Death benefit under the option	Guideline minimum death benefit	Net amount at risk used for cost of insurance charge

	Option A	Face amount	$100,000	$138,750	$63,408.68
	Option B	Face amount plus accumulated value	$175,000	$138,750	$99,569.51
	Option C	Face amount plus premiums less distributions	$130,000	$138,750	$63,408.68

			If you select the cash value accumulation test, the death benefit is the larger of these two amounts

	Death benefit option	How it’s calculated	Death benefit under the option	Guideline minimum death benefit	Net amount at risk used for cost of insurance charge

	Option A	Face amount	$100,000	$185,460	$110,003.78
	Option B	Face amount plus accumulated value	$175,000	$185,460	$110,003.78
	Option C	Face amount plus premiums less distributions	$130,000	$185,460	$110,003.78

These examples show that each death benefit option provides a different level of protection. Keep in mind that cost of insurance charges, which affect your policy’s accumulated value, increase with the amount of the death benefit, as well as over time. The cost of insurance is charged at a rate per $1,000 of the discounted net amount at risk. As the net amount at risk increases, your cost of insurance increases. Accumulated value also varies depending on the performance of the investment options in your policy.

THE DEATH BENEFIT

When we pay the death benefit

Your beneficiary can choose to receive the death benefit proceeds in a lump sum or use it to buy an income benefit. Please see the discussion about income benefits in General information about your policy.

It is important that we have a current address for your beneficiary so that we can pay death benefit proceeds promptly. If we cannot pay the proceeds to your beneficiary within five years of the death of the insured, we’ll be required to pay them to the state.

We calculate the amount of the death benefit proceeds as of the end of the day the insured dies. If the insured dies on a day that is not a business day, we calculate the proceeds as of the next business day.

Your policy’s beneficiary must send us proof that the insured died while the policy was in force, along with payment instructions.

Death benefit proceeds equal the total of the death benefits provided by your policy and any riders you’ve added, minus any outstanding loan amount, minus any overdue charges.

We’ll pay interest at an annual rate of at least 3% on the death benefit proceeds, calculated from the day the insured dies to the day we pay the proceeds.

Changing your death benefit option

We will not change your death benefit option if it means your policy will be treated as a modified endowment contract, unless you’ve told us in writing that this would be acceptable to you. Modified endowment contracts are discussed in Variable life insurance and your taxes.

You can change your death benefit option while your policy is in force. Here’s how it works:

• You can change the death benefit option once in any policy year.

• You must send us your request in writing.

• You can change to Option A or Option B.

• You cannot change from any death benefit option to Option C.

• The change will become effective on the first monthly payment date after we receive your request. If we receive your request on a monthly payment date, we’ll process it that day.

• We may charge you a fee of up to $100 each time you request to change your death benefit option.

• The face amount of your policy will change by the amount needed to make the death benefit under the new option equal the death benefit under the old option just before the change. We will not let you change the death benefit option if doing so means the face amount of your policy will become less than $50,000. We may waive this minimum amount under certain circumstances.

• Changing the death benefit option can also affect the monthly cost of insurance charge since this charge varies with the net amount at risk.

• The new death benefit option will be used in all future calculations.

Changing the face amount

If you change the face amount, we’ll send you a supplemental schedule of benefits and premiums.

If your policy’s death benefit is equal to the guideline minimum death benefit, and the net amount at risk is more than three times the death benefit on the policy date, we may reduce the death benefit by requiring you to make a withdrawal from your policy.

If we require you to make a withdrawal, we will not charge you our usual $25 withdrawal fee, but the withdrawal may be taxable. Please turn to Withdrawals, surrenders and loans for information about making withdrawals.

You can increase or decrease your policy’s face amount as long as we approve it. Here’s how it works:

• You can change the face amount as long as the insured is still living.

• You can only change the face amount once in any policy year.

• You must send us your request in writing while your policy is in force.

• Unless you request otherwise, the change will become effective on the first monthly payment date after we receive your request. If we receive your request on a monthly payment date, we’ll process it that day.

• The insured will also need to agree to the change in face amount, if you are not the insured.

• Increasing the face amount may increase the death benefit, and decreasing the face amount may decrease the death benefit. The amount the death benefit changes will depend, among other things, on the death benefit option you’ve chosen and whether, and by how much, the death benefit is greater than the face amount before you make the change.

• Changing the face amount can affect the net amount at risk, which affects the cost of insurance charge. An increase in the face amount may increase the cost of insurance charge, while a decrease may decrease the charge.

• We can refuse your request to make the face amount less than $50,000. We can waive this minimum amount in certain situations, such as group or sponsored arrangements.

Increasing the face amount

Here are some additional things you should know about increasing the face amount:

• You may request an increase in your policy’s face amount starting on the first policy anniversary.

• You must give us satisfactory evidence of insurability.

• Each increase you make to the face amount must be $25,000 or more.

• We may charge you a fee of up to $100 for each increase. We deduct the fee on the day of the increase.

• Each increase in face amount will have an associated cost of insurance rate, mortality and expense risk charge, surrender charge and maximum surrender charge.

• For any increase in face amount which arises from conversion of a term rider, we will waive the surrender charge and the mortality and expense risk charge that would otherwise apply for the increase.

• We will allow an increase in face amount only if the resulting death benefit increase at least equals our minimum limit on the request date.

• We will not allow an increase if there has been a prior decrease in face amount, including any decrease caused by a withdrawal.

THE DEATH BENEFIT

Decreasing the face amount may affect your policy’s tax status. To ensure your policy continues to qualify as life insurance, we might be required to return part of your premium payments to you if you’ve chosen the guideline premium test, or make distributions from the accumulated value, which may be taxable.

For more information, please see Variable life insurance and your taxes.

Decreasing the face amount

Here are some additional things you should know about decreasing the face amount:

• You may not decrease your policy’s face amount prior to the fifth anniversary of:

• your policy date

• the effective date of any increase.

• We’ll apply any decrease in the face amount in the following order:

• to the most recent increases you made to the face amount in the order you made them

• to the original face amount.

• We do not charge you for a decrease in face amount.

• We can refuse your request to decrease the face amount if making the change means:

• your policy will end because it no longer qualifies as life insurance

• the distributions we’ll be required to make from your policy’s accumulated value will be greater than your policy’s net cash surrender value

• your policy will become a modified endowment contract and you have not told us in writing that this is acceptable to you.

Optional riders

Ask your registered representative for more information about the riders available with the policy.

There may be tax consequences if you exercise your rights under the Accelerated living benefits rider. Please see Variable life insurance and your taxes for more information.

Samples of the provisions for the extra optional benefits are available from us upon written request.

There are seven optional riders that provide extra benefits, some at additional cost. Not all riders are available in every state, and some riders may only be added when you apply for your policy.

• Accidental death rider
Provides additional insurance coverage in the event of the accidental death of the insured.

• Children’s term rider
Provides term insurance for the children of the insured.

• Annual renewable term rider
Provides annual renewal term insurance on the insured until age 80.

• Annual renewable and convertible term rider
Provides annual renewal term insurance on members of the insured’s immediate family.

• Guaranteed insurability rider
Gives the right to buy additional insurance on the life of the insured on certain specified dates without proof of insurability.

• Waiver of charges rider
Waives certain charges if the insured becomes totally disabled before age 60.

• Disability benefit rider
Provides a monthly addition to the policy’s accumulated value when the insured has a qualifying disability, until he or she reaches age 65.

We’ll add any rider charges to the monthly charge we deduct from your policy’s accumulated value.

More detailed information regarding each rider appears in the SAI.

Things to keep in mind

Many life insurance policies have some flexibility in structuring the face amount, the death benefit, and premium payments in targeting the cash values based on your particular needs.

Under certain circumstances, combining a policy with an Annual renewable term rider may result in a face amount equal to the face amount of a single policy.

In general, your policy coverage offers the advantage of lower guaranteed cost of insurance rates than the added riders. If you add a rider or riders to your policy, and if we apply maximum guaranteed charges, you may increase your risk of lapse even if all premiums are paid. Adding a rider or riders may also affect the amount of premium you can pay on your policy and still have it qualify as life insurance.

Combining a policy with an Annual renewable term rider may lower costs and may improve accumulated value accrual for the same amount of death benefit. However, your policy has guaranteed maximum charges. Adding an Annual renewable term rider will result in guaranteed maximum charges that are higher than for a single policy with the same face amount.

Ultimately, individual needs and objectives vary, and they may change through time. It is important that you consider your goals and options carefully. You choose the proportion of your policy’s face amount that is made up of policy and Annual renewable term rider. You should discuss your insurance needs and financial objectives with your registered representative before purchasing any life insurance product. Your registered representative can provide you with additional illustrations showing the effects of different proportions of policy and rider coverage to help you make your decision. You should also consider a periodic review of your coverage with your registered representative.

HOW PREMIUMS WORK

Your policy gives you the flexibility to choose the amount and frequency of your premium payments within certain limits. Each premium payment must be at least $50.
The amount, frequency, and period of time over which you make premium payments may affect whether your policy will be classified as a modified endowment contract, or no longer qualifies as life insurance for tax purposes. See Variable life insurance and your taxes for more information.

We deduct a premium load from each premium payment, and then allocate your net premium to the investment options you’ve chosen. Depending on the performance of your investment options, and on how many withdrawals, loans or other policy features you’ve taken advantage of, you may need to make additional premium payments to keep your policy in force.

If we do not receive your first premium payment within 20 days after we issue your policy, we can cancel the policy and refund any partial premium payment you’ve made. We may waive the 20 day requirement in some cases.

Planned periodic premium

payments

Even if you pay all your premiums when they’re scheduled, your policy could lapse if the accumulated value, less any outstanding loan amount, is not enough to pay your monthly charges. Turn to Your policy’s accumulated value for more information.

You can schedule the amount and frequency of your premium payments. We refer to scheduled premium payments as your planned periodic premium. Here’s how it works:

• On your application, you choose a fixed amount of at least $50 for each premium payment.

• You indicate whether you want to make premium payments annually, semi-annually, or quarterly. You can also choose monthly payments using our monthly electronic funds transfer plan, which is described below.

• We send you a notice to remind you of your scheduled premium payment (except for monthly electronic funds transfer plan payments, which are paid automatically). If you own more than one policy, we’ll send one notice — called a listbill — that reminds you of your payments for all of your policies. You can choose to receive the listbill every month. While you do not have to make the premium payments you’ve scheduled, not making a premium payment may have an impact on any financial objectives you may have set for your policy’s accumulated value and death benefit, and could cause your policy to lapse.

• We’ll treat any payment you make during the life of your policy as a loan repayment, not as a premium payment, unless you tell us otherwise. When a payment, or any portion of it, exceeds your outstanding loan amount, we’ll treat it as a premium payment.

Paying your premium

Premium payments must be made in a form acceptable to us before we can process it. You may pay your premium:

• by personal check, drawn on a U.S. bank

• by cashier’s check, money order, and traveler’s checks in single denominations of $10,000 or more if they originate in a U.S. bank

• cashier’s checks of less than $10,000 for non-qualified IRC Section 1035(a) exchanges, that are requested by PL&A

• by third party check, when there is a clear connection of the third party to the underlying transaction

• wire transfers that originate in U.S. banks

We may not accept premium payments in the following forms:

• cash

• credit card or check drawn against a credit card account

• cashier’s check, money order or traveler’s checks in single denominations of less than $10,000

• cashier’s checks, money orders, traveler’s checks or personal checks drawn on non-U.S. banks, even if the payment may be effected through a U.S. bank

• third party check, if there is not a clear connection of the third party to the underlying transaction

• wires that originate from foreign bank accounts.

All unacceptable forms of premium payments will be returned to the payor along with a letter of explanation. We reserve the right to reject or accept any form of payment. If you make premium payments or loan repayments by electronic funds transfer or by check other than a cashier’s check, your payment of any withdrawal proceeds and any refund during the free look period may be delayed until we receive confirmation in our administrative office that your payment has cleared.

Monthly electronic funds transfer plan

Once you’ve made your first premium payment, you can make monthly premium payments using our electronic funds transfer plan. Here’s how it works:

• you authorize us to withdraw a specified amount from your checking account each month

• you can choose any day between the 4th and 28th of the month

• if you do not specify a day for us to make the withdrawal, we’ll withdraw the premium payment on your policy’s monthly anniversary. If your policy’s monthly anniversary falls on the 1st, 2nd or 3rd of the month, we’ll withdraw the payment on the 4th of each month.

Deductions from your premiums Your net premium is your premium payment less the premium load.

We deduct a premium load from each premium payment you make. The load is made up of three charges:

Sales load

We deduct a 2.5% sales load from each premium payment you make. This charge helps pay for the cost of distributing our policies.

Premium based tax charges

State and local charge

We deduct 2.35% from each premium payment to pay state and local premium and other taxes. The actual taxes we pay vary from state to state, and in some instances, among municipalities. We do not expect to change the rate unless the rate we pay changes.

Federal charge

We deduct 1.50% from each premium payment to compensate us for certain costs associated with our federal taxes. We reserve the right to change this rate to respond to changes in law.

HOW PREMIUMS WORK

Allocating your premiums There are special restrictions when allocating premiums to the fixed options. Please turn to Your investment options for more information about the investment options.

We generally allocate your net premiums to the investment options you’ve chosen on your application on the day we receive them. We currently limit your allocations to 20 investment options at one time.

We allocate your first premium on the free look transfer date. We’ll hold your net premiums in the Money Market investment option until the free look transfer date, and then transfer them to the investment options you’ve chosen.

Portfolio optimization

Portfolio optimization is an asset allocation service we offer for use with your policy. Asset allocation is the distribution of investments among asset classes and involves decisions about which asset classes should be selected and how much of the total accumulated value should be allocated to each asset class. The theory of portfolio optimization is that diversification among asset classes can help reduce volatility over the long-term.

You may change your model selection at any time with a proper written request or by telephone or electronic instructions provided your completed telephone and electronic authorization form is on file with us. You should consult with your financial adviser or investment professional to assist you in determining which model meets your financial needs, investment time horizon, and is consistent with your risk comfort level. You should periodically review those factors to determine if you need to change models to reflect such changes. Your registered representative can assist you in completing the proper forms to enroll in portfolio optimization.

PL&A and Ibbotson Associates, one of the premier firms in designing asset allocation-based investment strategies, developed five model portfolios, each comprised of a carefully selected combination of Pacific Select Fund portfolios. Portfolio optimization is a two-step process. First, Ibbotson performs an optimization analysis to determine the break down of asset classes. Optimization analysis requires forecasting returns, standard deviations and correlation coefficients of asset classes over the desired investing horizon and an analysis using a state-of-the art program and a statistical analytical technique known as “mean-variance optimization”. Next, after the asset class exposures are known, Ibbotson determines how each investment option (underlying portfolio) can be used to implement the asset class level allocations. The portfolios are selected by evaluating the asset classes represented by the portfolios and combining portfolios to arrive at desired asset class exposures. The portfolio-specific analysis uses historical returns-based style analysis and asset performance and regression and attribution analyses. It may also include portfolio manager interviews. Based on this analysis, portfolios are selected in a way intended to optimize returns for each model, given a particular level of risk tolerance.

If you select a portfolio optimization model, your initial net premium payment (in the case of a new application) or accumulated value, as applicable, will be allocated to the investment options according to the model you select. Subsequent net premium payments will also be allocated accordingly, unless you instruct us otherwise in writing. If you choose, you can rebalance your accumulated value quarterly, semi-annually, or annually, to maintain the asset allocation given in your portfolio optimization model. If you also allocate part of your net premium payment or accumulated value outside the model, rebalancing is only permitted within the model.

Generally on an annual basis, PL&A and Ibbotson Associates evaluate all the portfolio optimization models. Each model may change and investment options may be added to or deleted from a model as a result of the annual analysis. If your policy was purchased through Smith Barney, now known as Citigroup Global Markets Inc. or through Citicorp Investment Services (Citicorp), you must contact your registered representative if you want to move to a new model portfolio after the annual analysis. For all other policy owners, we will automatically update your model to the new version. This means your allocations, and potentially the underlying investment options, will automatically change and your account value will be automatically rebalanced among the investment options in your model each year (independently of any automatic rebalancing you may have selected).

Although the models are designed to optimize returns given the various levels of risk, there is no assurance that a model portfolio will not lose money or that investment results will not experience some volatility. Historical market and asset class performance may differ in the future from the historical performance and assumptions upon which the models are built. Allocation to a single asset class may outperform a model, so that you would have obtained better results in a single investment option or options representing a single asset class than in a model. Model portfolio performance is dependent upon the performance of the component investment options. The timing of your investment and the frequency of automatic rebalancing may affect performance. The value of the variable accounts will fluctuate, and when redeemed, may be worth more or less than the original cost. We have the right to terminate or change the portfolio optimization service at any time.

Limits on the premium payments you can make

We will not accept premium payments after the insured reaches age 100.

Federal tax law puts limits on the amount of premium payments you can make in relation to your policy’s death benefit. These limits apply in the following situations:

• If you’ve chosen the guideline premium test as your death benefit qualification test and accepting the premium means your policy will no longer qualify as life insurance for federal income tax purposes.

You’ll find a detailed discussion of modified endowment contracts in Variable life insurance and your taxes.

• If applying the premium in that policy year means your policy will become a modified endowment contract.

• If applying the premium payment to your policy will increase the net amount at risk. This will happen if your policy’s death benefit is equal to the guideline minimum death benefit or would be equal to it once we applied your premium payment.

You’ll find more detailed information regarding these situations in the SAI.

YOUR POLICY’S ACCUMULATED VALUE

Accumulated value is used as the basis for determining policy benefits and charges.

Accumulated value is the value of your policy on any business day.

We use it to calculate how much money is available to you for loans and withdrawals, and how much you’ll receive if you surrender your policy. It also affects the amount of the death benefit if you choose a death benefit option that’s calculated using accumulated value.

The accumulated value of your policy is not guaranteed – it depends on the performance of the investment options you’ve chosen, the premium payments you’ve made, policy charges and how much you’ve borrowed or withdrawn from the policy.

Calculating your policy’s accumulated value Please see Taking out a loan for information about loans and the loan account.

Your policy’s accumulated value is the total amount allocated to the variable investment options and the fixed options, plus the amount in the loan account.

We determine the value allocated to the variable investment options on any business day by multiplying the number of accumulation units for each variable investment option credited to your policy on that day, by the variable investment option’s unit value at the end of that day. The process we use to calculate unit values for the variable investment options is described in Your investment options.

Persistency credit

Policies may be eligible for a persistency credit. Here’s how it works:

Beginning on your 16th policy anniversary and on each policy anniversary thereafter, we may credit your policy with a persistency credit of 0.10% on an annual basis. We calculate the persistency credit amount on your policy’s average accumulated value less any outstanding loan amount on each monthly payment date during the preceding policy year. We add it proportionately to your investment options according to your most recent allocation instructions.

Beginning on your 21st policy anniversary, we may increase your annual persistency credit to 0.30%.

Your policy’s persistency credit is not guaranteed, and we may discontinue the program at any time.

Monthly deductions

If there is not enough accumulated value to pay the monthly charge, your policy could lapse. The performance of the investment options you choose, not making planned premium payments, or taking out a loan all affect the accumulated value of your policy.

You’ll find a discussion about when your policy might lapse, and what you can do to reinstate it, later in this section.

We deduct a monthly charge from your policy’s accumulated value in the investment options each monthly payment date.

Unless you tell us otherwise, we deduct the monthly charge from the investment options that make up your policy’s accumulated value, in proportion to the accumulated value you have in each option. This charge is made up of three charges:

Cost of insurance

This charge is for providing you with life insurance protection. Like other policy charges, we may profit from the cost of insurance charge and may use these profits for any lawful purpose such as the payment of distribution and administrative expenses.

Unisex rates are used when a policy is owned by an employer in connection with employment-related or benefit programs.

Class is determined by a number of factors, including the age, risk classification, smoking status and gender (unless unisex rates are required) of the insured, and the policy date and duration.

We deduct a cost of insurance charge based on the cost of insurance rate for your policy’s initial face amount and for each increase you make to the face amount.

There are maximum or guaranteed cost of insurance rates associated with your policy. These rates are shown in your policy’s specification pages. When the insured reaches age 100, the guaranteed cost of insurance rate is zero—in other words, you no longer pay any cost of insurance.

The guaranteed rates include the insurance risks associated with insuring one person. They are calculated using 1980 Commissioners Standard Ordinary Mortality Tables or the 1980 Commissioners Ordinary Mortality Table B, which are used for unisex cost of insurance rates. The rates are also based on the age, gender and risk class of the insured unless unisex rates are required.

Our current cost of insurance rates will apply uniformly to all members of the same class. Any changes in the cost of insurance rates will apply uniformly to all members of the same class. These rates generally increase as the person’s age increases, and they vary with the number of years the policy has been in force. Our current rates are lower than the guaranteed rates and they will not exceed the guaranteed rates in the future.

Guaranteed period

We’ll guarantee our current cost of insurance rates for five years.

If you increase the face amount, the cost of insurance rates associated with the increase will have a five-year guaranteed period. This will be effective on the day of the increase.

If you add an Annual renewable term rider to your policy, we will include the face amount of the rider in this calculation of cost of insurance.

How we calculate cost of insurance

We calculate cost of insurance by multiplying the current cost of insurance rate by a discounted net amount at risk at the beginning of each policy month.

The discounted net amount at risk used in the cost of insurance calculation is the difference between a discounted death benefit that would be payable if the insured died and the accumulated value of your policy at the beginning of the policy month before the monthly charge is due. Because the monthly deduction of cost of insurance charges occurs in advance of the insurance coverage for the full month, we discount the death benefit for one full month at an assumed annual interest rate of 3%.

First, we calculate the total net amount at risk for your policy in two steps:

•  Step 1: we divide the death benefit that would be payable at the beginning of the policy month by 1.002466.

•  Step 2: we subtract your policy’s accumulated value at the beginning of the policy month from the amount we calculated in step 1.

Next, we allocate the net amount at risk in proportion to the face amount of the base policy, any optional Annual renewable term rider, and each increase that’s in force as of your monthly payment date.

We then multiply the amount of each allocated net amount at risk by the cost of insurance rate for each coverage. The sum of these amounts is your cost of insurance charge.

Premiums, net premiums, policy fees and charges, withdrawals, investment performance and fees and expenses of the underlying portfolios may affect your net amount at risk, depending on the option you choose or if your death benefit under the policy is the guideline minimum death benefit.

YOUR POLICY’S ACCUMULATED VALUE

Administrative charge

We deduct a charge of $7.50 a month to help cover the costs of administering and maintaining our policies. We guarantee that this charge will not increase. When the insured reaches age 100, the administrative charge is zero—in other words, you no longer pay any administrative charge.

Mortality and expense risk charge

Mortality risk is the chance that the people insured by policies we’ve issued do not live as long as expected. This means the cost of insurance charges specified in the policies may not be enough to pay out actual claims.

Expense risk is the chance that our actual administrative and operating expenses are more than expenses we expected.

The mortality and expense risk charge helps compensate us for these risks. It has two components, which are described in the following box. We guarantee this charge will not increase.

An example

For a policy that insures a male non-smoker who is age 45 when the policy is issued, with:

• a face amount of $350,000

• accumulated value of $30,000 in the variable options after deducting any outstanding loan amount.

The monthly charge for the M&E risk face amount charge is:

• $44.45 (($350,000 ÷ 1,000) X 0.127).

The monthly charge for the M&E risk asset charge is $17.09 in policy years 1 through 10
(($25,000 X 0.0625%) plus ($5,000 X 0.0292%)).

The monthly charge for the M&E risk asset charge is $9.58 in policy year 11 and thereafter
(($25,000 X 0.0375%) plus ($5,000 X 0.0042%)).

Sample rates for the M&E risk face amount charge appear in Appendix A.

How we calculate the mortality and expense risk charge

The mortality and expense risk charge has two separate charges:

•  M&E risk face amount charge We deduct a face amount charge every month during the first 10 policy years, at a rate that is based on the age of the insured on the policy date and on a face amount component factor per $1,000 of the initial face amount of your policy. The rates for the face amount component are shown in Appendix A.

If you increase the face amount, each increase will have a corresponding face amount charge related to the amount of the increase. We’ll specify these charges in a supplemental schedule of benefits at the time of the increase. We’ll apply each charge for 10 years from the day of the increase. If you decrease the face amount, the charge will remain the same.

•  M&E risk asset charge We deduct a risk asset charge every month.

During policy years 1 through 10, we charge an annual rate 0.75% (0.000625 monthly), of the first $25,000 of your policy’s accumulated value in the variable investment options, plus an annual rate of 0.35% (0.000292 monthly), of the accumulated value in the variable investment options that exceeds $25,000.

During policy years 11 and thereafter, we charge an annual rate of 0.45% (0.0375% monthly) on the first $25,000 of your policy’s accumulated value in the variable investment options plus an annual rate of 0.05% (0.0042% monthly) of the accumulated value in the variable investment options that exceeds $25,000.

When the insured reaches age 100, the M&E risk asset charge is zero—in other words, you no longer pay any M&E risk asset charge.

For the purposes of this charge, the amount of accumulated value is calculated on the monthly payment date before we deduct the monthly charge, but after we deduct any outstanding loan amount or allocate any new net premiums, withdrawals or loans.

Charges for optional riders If you add any riders to your policy, we add any charges for them to your monthly charge.

Lapsing and reinstatement

Your policy will lapse if there is not enough accumulated value, after subtracting any outstanding loan amount, to cover the monthly charge on the day we make the deduction. Your policy’s accumulated value is affected by the following:

• loans or withdrawals you make from your policy

• not making planned premium payments

• the performance of your investment options

• charges under the policy.

If your policy lapses, you could face significant income tax liability in the year of the lapse. Tax issues are described in detail in Variable life insurance and your taxes.

There is no guarantee that your policy will not lapse even if you pay your planned periodic premium.

If there is not enough accumulated value to pay the total monthly charge, we deduct the amount that’s available and send you, and anyone you’ve assigned your policy to, a notice telling you the minimum amount you have to pay to keep your policy in force. This minimum amount is equal to three times the monthly charge that was due on the monthly payment date when there was not enough accumulated value to pay the charge.

We’ll give you a grace period of 61 days from when we send the notice to pay the required premium. Your policy will remain in force during the grace period.

If you do not make the minimum payment

If we do not receive your payment within the grace period, your policy will lapse with no value. This means we’ll end your life insurance coverage.

Remember to tell us if your payment is a premium payment. Otherwise, we’ll treat it as a loan repayment.

If you make the minimum payment

If we receive your payment within the grace period, we’ll allocate your net premium to the investment options you’ve chosen and deduct the monthly charge from your investment options in proportion to the accumulated value you have in each option.

If your policy is in danger of lapsing and you have an outstanding loan amount, you may find that making the minimum payment would cause the total premiums paid to exceed the maximum amount for your policy’s face amount under tax laws. In that situation, we will not accept the portion of your payment that would exceed the maximum amount. To stop your policy from lapsing, you’ll have to repay a portion of your outstanding loan amount.

How to avoid future lapsing

To stop your policy from lapsing in the future, you may want to make larger or more frequent premium payments if tax laws permit it. Or if you have a loan, you may want to repay a portion of it.

Paying death benefit proceeds during the grace period

If the insured dies during the grace period, we’ll pay death benefit proceeds to your beneficiary. We’ll reduce the payment by any unpaid monthly charges and any outstanding loan amount.

YOUR POLICY’S ACCUMULATED VALUE

Reinstating a lapsed policy

If your policy lapses, you have five years from the end of the grace period but before the maturity date to apply for a reinstatement. We’ll reinstate it if you send us the following:

• a written application

• evidence satisfactory to us that the insured is still insurable

• a premium payment sufficient to keep your policy in force for three months after the day your policy is reinstated

• payment of all unpaid monthly charges that were due in the grace period.

We’ll reinstate your policy as of the first monthly payment date on or after the day we approve the reinstatement. When we reinstate your policy, its accumulated value will be the same as it was on the day your policy lapsed. We’ll allocate it according to your most recent premium allocation instructions.

Reinstating a lapsed policy with an outstanding loan amount

If you had an outstanding loan amount when your policy lapsed, we will not pay or credit interest on it during the period between the lapsing and reinstatement of your policy. There are special rules that apply to reinstating a policy with an outstanding loan amount:

• If we reinstate your policy on the first monthly payment date that immediately follows the lapse, we’ll also reinstate the loan amount that was outstanding the day your policy lapsed.

• If we reinstate your policy on any monthly payment date other than the monthly payment date that immediately follows the lapse, we’ll deduct the outstanding loan amount from your policy’s accumulated value. This means you will no longer have an outstanding loan amount when your policy is reinstated.

YOUR INVESTMENT OPTIONS

This section tells you about the investment options available under your policy and how they work.

You can change your premium allocation instructions by writing or sending a fax. If we have your completed telephone and electronic authorization form on file, you can call us at 1-888-595-6997 or submit a request electronically through your appointed agent. Or you can ask your registered representative to contact us.

You’ll find information about when we allocate net premiums to your investment options in How premiums work.

Your policy’s accumulated value may be allocated to up to 20 investment options at any one time.

We put your premium payments in our general and separate accounts. We own the assets in our accounts and allocate your net premiums, less any charges, to the investment options you’ve chosen. Amounts allocated to the fixed options are held in our general account. Amounts allocated to the variable investment options are held in our separate account.

You choose your initial investment options on your application. If you choose more than one investment option, you must tell us the dollar amount or percentage you want to allocate to each option. You can change your premium allocation instructions at any time.

The investment options you choose, and how they perform, will affect your policy’s accumulated value and may affect the death benefit. Please review the investment options carefully and ask your registered representative to help you choose the right ones for your goals and tolerance for risk. Make sure you understand any costs you may pay directly and indirectly on your investment options because they will affect the value of your policy.

Variable investment options

Variable investment options are also known as variable accounts. These variable accounts are divisions of our separate account. We bear the direct operating expenses of our separate account. For more information about how these accounts work, see About PL&A.

Pacific Life is the investment adviser for the Pacific Select Fund. They oversee the management of all the fund’s portfolios, and manage two of the portfolios directly. They’ve retained other portfolio managers to manage the other portfolios.

You can choose from 35 variable investment options. Each variable investment option is set up as a variable account under our separate account and invests in a corresponding portfolio of the Pacific Select Fund. Each portfolio invests in different securities and has its own investment goals, strategies and risks. The value of each portfolio will fluctuate with the value of the investments it holds, and returns are not guaranteed. Your policy’s accumulated value will fluctuate depending on the investment options you’ve chosen. You bear the investment risk of any variable investment options you choose.

The following chart is a summary of the Pacific Select Fund portfolios. You’ll find detailed descriptions of the portfolios in the Pacific Select Fund prospectus that accompanies this prospectus. There’s no guarantee that a portfolio will achieve its investment objective. You should read the fund prospectus carefully before investing.

YOUR INVESTMENT OPTIONS

PORTFOLIO	INVESTMENT GOAL	THE PORTFOLIO’S MAIN INVESTMENTS	PORTFOLIO MANAGER
Blue Chip	Long-term growth of capital. (Current income is of secondary importance.)	Equity securities of “blue chip” companies and related derivatives.	A I M Capital Management, Inc.
Aggressive Growth	Long-term growth of capital.	Equity securities of small- and medium-sized growth companies.	A I M Capital Management, Inc.
Diversified Research	Long-term growth of capital.	Equity securities of U.S. companies and foreign companies with significant markets in the U.S.	Capital Guardian Trust Company
Small-Cap Equity	Long-term growth of capital.	Equity securities of small companies	Capital Guardian Trust Company
International Large-Cap	Long-term growth of capital.	Equity securities of companies with large market capitalizations located outside the U.S.	Capital Guardian Trust Company
Short Duration Bond	Current income. (Capital appreciation is of secondary importance.)	High quality fixed income securities with an average duration not to exceed 3 years.	Goldman Sachs Asset Management
I-Net Tollkeeper	Long-term growth of capital.	Equity securities of companies which use, support, or relate directly or indirectly to use of the Internet.	Goldman Sachs Asset Management
Financial Services	Long-term growth of capital.	Equity securities in the financial services sector (including derivatives).	INVESCO Funds Group, Inc.
Health Sciences	Long-term growth of capital.	Equity securities in the health sciences sector (including derivatives).	INVESCO Funds Group, Inc.
Technology	Long-term growth of capital.	Equity securities in the technology sector (including derivatives).	INVESCO Funds Group, Inc.
Telecommunications	Long-term growth of capital. (Current income is of secondary importance.)	Equity securities in the telecommunications sector (including derivatives).	INVESCO Funds Group, Inc.
Growth LT	Long-term growth of capital consistent with the preservation of capital.	Equity securities of a large number of companies of any size.	Janus Capital Management LLC
Focused 30	Long-term growth of capital.	U.S. and foreign equity securities selected for their growth potential.	Janus Capital Management LLC
Mid-Cap Value	Capital appreciation.	Equity securities of medium-sized U.S. companies believed to be undervalued.	Lazard Asset Management
International Value	Long-term capital appreciation.	Equity securities of relatively large companies located in developed countries outside of the U.S.	Lazard Asset Management
Capital Opportunities	Long-term growth of capital.	Equity securities with the potential for long-term growth of capital.	MFS Investment Management
Global Growth	Long-term growth of capital.	Equity securities of any size located within and outside of the U.S.	MFS Investment Management

PORTFOLIO	INVESTMENT GOAL	THE PORTFOLIO’S MAIN INVESTMENTS	PORTFOLIO MANAGER
Equity Index	Investment results that correspond to the total return of common stocks publicly traded in the U.S.	Equity securities of companies that are included in or representative of the Standard & Poor’s 500 Composite Stock Price Index (including derivatives).	Mercury Advisors
Small-Cap Index	Investment results that correspond to the total return of an index of small capitalization companies.	Equity securities of small companies that are included in or representative of the Russell 2000 Index (including derivatives).	Mercury Advisors
Multi-Strategy	High total return.	A mix of equity and fixed income securities.	OppenheimerFunds, Inc.
Main Street® Core (formerly called “Large-Cap Core”)	Long-term growth of capital and income.	Equity securities of large U.S. companies.	OppenheimerFunds, Inc.
Emerging Markets	Long-term growth of capital.	Equity securities of companies that are located in countries generally regarded as “emerging market” countries.	OppenheimerFunds, Inc.
Inflation Managed	Maximize total return consistent with prudent investment management.	Fixed income securities of varying maturities, with a focus on inflation-indexed bonds and forward contracts and derivatives relating to such securities.	Pacific Investment Management Company LLC
Managed Bond	Maximize total return consistent with prudent investment management.	Medium and high-quality fixed income securities with varying terms to maturity and derivatives relating to such securities.	Pacific Investment Management Company LLC
Small-Cap Value	Long-term growth of capital.	Equity securities of small companies.	PIMCO Advisors Retail Holdings LLC and NFJ Investment Group L.P.
Money Market	Current income consistent with preservation of capital.	Highest quality money market instruments believed to have limited credit risk.	Pacific Life
High Yield Bond	High level of current income.	Fixed income securities with lower and medium-quality credit ratings and intermediate to long terms to maturity.	Pacific Life
Equity Income	Current income. (Capital growth is of secondary importance.)	Equity securities of large U.S. companies.	Putnam Investment Management, LLC
Research	Long-term growth of capital.	Equity securities of large U.S. companies.	Putnam Investment Management, LLC
Equity	Capital appreciation. (Current income is of secondary importance.)	Equity securities of large U.S. growth-oriented companies.	Putnam Investment Management, LLC
Aggressive Equity	Capital appreciation.	Equity securities of small and medium-sized companies.	Putnam Investment Management, LLC
Large-Cap Value	Long-term growth of capital. (Current income is of secondary importance.)	Equity securities of large companies.	Salomon Brothers Asset Management Inc.
Comstock (formerly called “Strategic Value”)	Long-term growth of capital.	Equity securities with the potential for long-term growth of capital and income.	Van Kampen
Real Estate	Current income and long-term capital appreciation.	Equity securities of companies in the U.S. real estate industry.	Van Kampen
Mid-Cap Growth	Long-term growth of capital.	Equity securities of medium-sized companies believed to have above-average growth potential.	Van Kampen

YOUR INVESTMENT OPTIONS

An example

You ask us to allocate $6,000 to the Inflation Managed investment option on a business day. At the end of that day, the unit value of the variable account is $15. We’ll credit your policy with 400 units ($6,000 divided by $15).

The value of an accumulation unit is not the same as the value of a share in the underlying portfolio.

For information about timing of

transactions, see Pacific Select
Exec III – NY basics.

Calculating unit values

When you choose a variable investment option, we credit your policy with accumulation units. The number of units we credit equals the amount we’ve allocated divided by the unit value of the variable account. Similarly, the number of accumulation units in your policy will be reduced when you make a transfer, withdrawal or loan from a variable investment option, and when your monthly charges are deducted.

The value of an accumulation unit is the basis for all financial transactions relating to the variable investment options. We calculate the unit value for each variable account once every business day, usually at or about 4:00 p.m. Eastern time.

Generally, for any transaction, we’ll use the next unit value calculated after we receive your written request. If we receive your written request before 4:00 p.m. Eastern time, we’ll use the unit value calculated as of the end of that business day. If we receive your request on or after 4:00 p.m. Eastern time, we’ll use the unit value calculated as of the end of the next business day.

If a scheduled transaction falls on a day that is not a business day, we’ll process it as of the end of the next business day. For your monthly charge, we’ll use the unit value calculated on your monthly payment date. If your monthly payment date does not fall on a business day, we’ll use the unit value calculated as of the end of the next business day.

To calculate the unit value, we multiply the unit value from the previous business day by the net investment factor. The net investment factor for a variable account on any business day is (a) minus (b), divided by (c) where:

a) = the net asset value of the variable account as of the close of the prior business day,

        adjusted by investment performance and any dividends or distributions paid;

b) = any charges for any taxes that are, or may become, associated with the operation of the variable account; and

c) = the net asset value of the variable account as of the close of the previous business day.

The unit value of a variable account will change with the value of its corresponding Pacific Select Fund portfolio. Changes in the unit value of a variable account will not change the number of accumulation units credited to your policy.

You’ll find more about Pacific Select Fund fees and expenses in Fee tables and in the fund prospectus.

Fees and expenses paid by the Pacific Select Fund

The Pacific Select Fund pays advisory fees and other expenses. These are deducted from the assets of the fund’s portfolios and may vary from year to year. They are not fixed and are not part of the terms of your policy. If you choose a variable investment option, these fees and expenses affect you indirectly because they reduce portfolio returns. The fund is governed by its own Board of Trustees.

Fixed options

The fixed options are not securities, so they do not fall under any securities act. For this reason, the SEC has not reviewed the disclosure in this prospectus about these options. However, other federal securities laws may apply to the accuracy and completeness of the disclosure about these options.

For more information about the general account, see About PL&A.

You can also choose from two fixed options: the Fixed account and the Fixed LT account. The fixed options provide a guaranteed minimum annual rate of interest. The amounts allocated to the fixed options are held in our general account. We have contracted with Pacific Life to manage our general account assets, subject to investment policies, objectives, directions and guidelines established by our Board.

Here are some things you need to know about the fixed options:

•Accumulated value allocated to the fixed options earns interest on a daily basis, using a 365-day year. Our minimum annual interest rate is 3% during the first 10 policy years, and 3.3% thereafter.

•We may offer a higher annual interest rate on the fixed options. If we do, we’ll guarantee the higher rate until your next policy anniversary.

•If we offer a higher annual interest rate on a fixed option, we may also pay additional interest on accumulated value in excess of $25,000 in that fixed option. Ask your registered representative for current interest rates.

•There are no investment risks or direct charges.

•There are limitations on when and how much you can transfer from the fixed options. These limitations are described below, in Transferring among investment options.

•We may place a limit of $1,000,000 on amounts allocated to the fixed options in any 12-month period. This includes allocations of net premium, transfers, and loan repayments for all PL&A policies you own. Any allocations in excess of $1,000,000 will be allocated to your other investment options according to your most recent instructions. We may increase the $1,000,000 limit at any time at our sole discretion. To find out if a higher limit is in effect, ask your registered representative or contact us.

Transferring among

investment options

You can make transfers and use transfer programs only after the free look transfer date. For more information, please see Pacific Select Exec III – NY basics.

You’ll find more about the first year transfer program later in this section.

We reserve the right, in our sole discretion, to waive the transfer restrictions on the fixed options. Please contact us or your registered representative to find out if a waiver is currently in effect.

You can transfer among your investment options any time during the life of your policy without triggering any current income tax. You can make transfers by writing to us, by making a telephone or electronic transfer, or by signing up for one of our automatic transfer programs. You’ll find more information about making telephone and electronic transfers in Pacific Select Exec III – NY basics.

Transfers will normally be effective as of the end of the business day we receive your written, telephone or electronic request.

Here are some things you need to know about making transfers:

•Your policy’s accumulated value may be invested in up to 20 investment options at one time.

•If you’re making transfers between variable investment options, there is no minimum amount required and you can make as many transfers as you like.

•You can make transfers from the variable investment options to the fixed options only in the policy month right before each policy anniversary. However, you can make transfers to the Fixed account any time during the first 18 months of your policy.

•You can only make one transfer in any 12-month period from each fixed option, except if you’ve signed up for the first year transfer program. Such transfers are limited to:

•$5,000 or 25% of your policy’s accumulated value in the Fixed account

•$5,000 or 10% of your policy’s accumulated value in the Fixed LT account.

YOUR INVESTMENT OPTIONS

The restrictions for transfers from the Fixed LT account are temporarily waived during the first policy year. You will be permitted to transfer any amount out of the Fixed LT account at any time during the first twelve policy months. We reserve the right to discontinue this waiver at any time. However, if the waiver is in effect on the date you sign the application for your policy, the waiver on transfer restrictions will remain in effect for your first policy year.

• Currently, there is no charge for making a transfer but we may charge you $25 per transfer in the future. You will always be permitted at least 12 free transfers per year.

• There is no minimum required value for the investment option you’re transferring to or from.

• You cannot make a transfer if your policy is in the grace period and is in danger of lapsing.

• We can restrict or suspend transfers.

• We may choose to impose limits on transfer amounts, the value of the investment options you’re transferring to or from, or the number and frequency of transfers you can make.

Market-timing restrictions

The policy is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Such frequent trading can disrupt management of the fund and raise expenses. This in turn can have an adverse effect on portfolio performance and therefore your policy’s performance. Accordingly, organizations or individuals that use market-timing investment strategies and make frequent transfers should not purchase the policy.

If we, or the fund’s investment adviser, we determine that your transfer patterns reflect a market timing strategy, we reserve the right, in our sole discretion and without prior notice, to take restrictive action. Such restrictions could include:

• not accepting transfer instructions from a policy owner, and

• restricting your ability to submit transfer requests by overnight mail, facsimile transmissions, the telephone, our website or any other type of electronic medium,

• not accepting transfer instructions from an agent acting on behalf of more than one policy owner, and

• not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one policy owner at a time.

We further reserve the right to impose, without prior notice, restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other policy owners.

We will send you written notice if we refuse or delay your transfer request.

Transfer programs

We offer three programs that allow you to make automatic transfers of accumulated value from one investment option to another. Under the dollar cost averaging and portfolio rebalancing programs, you can transfer among the variable investment options. Under the first year transfer program, you can make transfers from the Fixed account to the Fixed LT account and the variable investment options.

We have the right to discontinue, modify or suspend any of these transfer programs at any time.

Since the value of accumulation units can change, more units are credited for a scheduled transfer when unit values are lower, and fewer units when unit values are higher. This allows you to average the cost of investments over time. Investing this way does not guarantee profits or prevent losses.

Dollar cost averaging program

Our dollar cost averaging program allows you to make scheduled transfers of $50 or more between variable investment options. It does not allow you to make transfers to or from either of the fixed options. We process transfers as of the end of the business day on your policy’s monthly, quarterly, semi-annual or annual anniversary, depending on the interval you’ve chosen. You must have at least $5,000 in a variable investment option to start the program. Detailed information appears in the SAI.

We will not charge you for the dollar cost averaging program or for transfers made under this program, even if we decide to charge you in the future for transfers outside of the program, except if we have to by law.

Because the portfolio rebalancing program matches your original percentage allocations, we may transfer money from an investment option with relatively higher returns to one with relatively lower returns.

Portfolio rebalancing program

As the value of the underlying portfolios changes, the value of the allocations to the variable investment options will also change. The portfolio rebalancing program automatically transfers your policy’s accumulated value among the variable investment options according to your original percentage allocations. Detailed information appears in the SAI.

We do not currently charge for the portfolio rebalancing program or for transfers made under this program.

This program allows you to average the cost of investments over your first policy year. Investing this way does not guarantee profits or prevent losses.

First year transfer program

Our first year transfer program allows you to make monthly transfers during the first policy year from the Fixed account to the variable investment options or the Fixed LT account. It does not allow you to transfer among variable investment options. You enroll in the program when you apply for your policy. Detailed information appears in the SAI.

We do not currently charge for the first year transfer program or for transfers made under this program.

WITHDRAWALS, SURRENDERS AND LOANS

Making a withdrawal, taking out a loan or surrendering your policy can change your policy’s tax status, generate taxable income, or make your policy more susceptible to lapsing. Be sure to plan carefully before using these policy benefits.

If you withdraw a larger amount than you’ve paid into your policy, your withdrawal may be considered taxable income.

For more information, see Variable life insurance and your taxes.

You can take out all or part of your policy’s accumulated value while your policy is in force by making withdrawals or surrendering your policy. You can take out a loan from us using your policy as security. You can also use your policy’s loan and withdrawal features to supplement your income, for example, during retirement.

Making withdrawals

You can choose to receive your withdrawal in a lump sum or use it to buy an income benefit. Please see the discussion about income benefits in General information about your policy.

We will not accept your request to make a withdrawal if it will cause your policy to become a modified endowment contract, unless you’ve told us in writing that you want your policy to become a modified endowment contract.

You can withdraw part of your policy’s net cash surrender value starting on your policy’s first anniversary. Here’s how it works:

• You must send us a written request that’s signed by all owners.

• Each withdrawal must be at least $500, and the net cash surrender value of your policy after the withdrawal must be at least $500.

• If your policy has an outstanding loan amount, the maximum withdrawal you can take is the amount, if any, by which the cash surrender value just before the withdrawal exceeds the outstanding loan amount divided by 90%.

• We’ll charge you $25 for each withdrawal you make.

• If you do not tell us which investment options to take the withdrawal from, we’ll deduct the withdrawal and the withdrawal charge from all of your investment options in proportion to the accumulated value you have in each option.

• The accumulated value, cash surrender value and net cash surrender value of your policy will be reduced by the amount of each withdrawal.

• If the insured dies after you’ve sent a withdrawal request to us, but before we’ve made the withdrawal, we’ll deduct the amount of the withdrawal from any death benefit proceeds owing.

How withdrawals affect your policy’s death benefit

Making a withdrawal will affect your policy’s death benefit in the following ways:

• if your policy’s death benefit does not equal the guideline minimum death benefit, the death benefit will decrease by the amount of your withdrawal.

• if your policy’s death benefit equals the guideline minimum death benefit, the death benefit may decrease by more than the amount of your withdrawal.

How withdrawals affect your policy’s face amount

If you’ve chosen death benefit Option B or Option C, making a withdrawal does not reduce your policy’s face amount.

If you’ve chosen death benefit Option A, a withdrawal may reduce your face amount. The face amount will be reduced by the amount, if any, by which the face amount exceeds the death benefit immediately before the withdrawal, minus the amount of the withdrawal. If there have been prior increases in face amount, the original face amount and any increase(s) in face amount will be reduced proportionately.

Taking out a loan

The amount in the loan account, plus any interest you owe, is referred to throughout this prospectus as your outstanding loan amount. Your policy refers to this amount as policy debt.

Taking out a loan will affect the growth of your policy’s accumulated value, and may affect the death benefit.

You’ll find more information regarding loans in the SAI.

You can borrow money from us any time while your policy is in force. The minimum amount you can borrow is $200. The maximum amount available to borrow is less than 100% of your accumulated value.

You may request a loan either by sending us a request in writing, over the telephone or electronically. You’ll find more information about requesting a loan by telephone or electronically in Pacific Select Exec III – NY basics.

Here’s how it works:

• When you borrow money from us, we use your policy’s accumulated value as security. To secure the loan, we transfer an amount equal to the amount you’re borrowing from your accumulated value in the investment options to the loan account.

• You pay interest on the amount you borrow. Interest owing on the amount you’ve borrowed accrues daily at an annual rate of 3.55%.

• The accumulated value set aside to secure your loan also earns interest. The amount in the loan account earns interest daily at an annual rate of 3% during the first 10 policy years, and 3.3% thereafter.

• We currently intend to credit interest on the amount in the loan account at an annual rate of 3.55% in policy year 11 and thereafter. We can decrease the rate credited, but will not decrease the annual rate to less than 3.3% on the amount in the loan account during policy year 11 and thereafter.

Paying off your loan

You can pay off all or part of the loan any time while your policy is in force. While you have an outstanding loan, we’ll treat any money you send us as a loan payment unless you tell us otherwise in writing.

Your outstanding loan amount could result in taxable income if you surrender your policy, if your policy lapses, or if your policy is a modified endowment contract. You should talk to your tax advisor before taking out a loan under your policy. See Taking out a loan in Variable life insurance and your taxes.

What happens if you do not pay off your loan

If you do not pay off your loan, we’ll deduct the amount in the loan account, including any interest you owe, from one of the following:

• the death benefit proceeds before we pay them to your beneficiary

• the cash surrender value if you surrender your policy

• the amount we refund if you exercise your right to cancel

• the endowment benefit if your policy matures.

Taking out a loan, whether or not you repay it, will have a permanent effect on the value of your policy. For example, while your policy’s accumulated value is held in the loan account, it will miss out on the potential earnings available through the variable investment options. The amount of interest you earn on the loan account may be less than the amount of interest you would have earned from the fixed options. These could lower your policy’s accumulated value, which could reduce the amount of the death benefit.

When a loan is outstanding, the amount in the loan account is not available to help pay for any policy charges. If, after deducting your outstanding loan amount, there is not enough accumulated value in your policy to cover the policy charges, your policy could lapse. You may need to make additional premium payments or loan repayments to prevent your policy from lapsing.

WITHDRAWALS, SURRENDERS AND LOANS

Ways to use your policy’s loan

and withdrawal features

If you’re interested in using your life insurance policy to supplement your retirement income, please contact us for more information.

You can ask your registered representative for illustrations showing how policy charges may affect existing accumulated value and how future withdrawals and loans may affect the accumulated value and death benefit.

You can also ask for accompanying charts and graphs that compare results from various retirement strategies.

You can use your policy’s loan and withdrawal features to supplement your income, for example, during retirement.

Setting up an income stream may not be suitable for all policy owners.

Here are some things you should consider when setting up an income stream:

• the rate of return you expect to earn on your investment options

• how long you would like to receive regular income

• the amount of accumulated value you want to maintain in your policy.

Understanding the risks

Using your policy to supplement your income does not change your rights or our obligations under the policy. The terms for loans and withdrawals described in this prospectus remain the same. It’s important to understand the risks that are involved in using your policy’s loan and withdrawal features. Use of these features may increase the chance of your policy lapsing.

You should consult with your financial adviser and carefully consider how much you can withdraw and borrow from your policy each year to set up your income stream.

Automated income option

Withdrawals and loans may reduce policy values and benefits. They may also increase your risk of lapse. In order to minimize the risk of lapse, you should not take additional loans or withdrawals while you are in the AIO program.

Distributions under the AIO program may result in tax liability. Please consult your tax advisor.

For more information, see Variable life insurance and your taxes.

Our automated income option (“AIO”) program allows you to make scheduled withdrawals or loans. Your policy is eligible after the 7th policy anniversary. To begin the program, you must have a minimum net cash surrender value of $50,000, and your policy must not qualify as a modified endowment contract.

You request participation in the AIO program and specify your AIO preferences by sending us an AIO request form. If you wish to do so, contact your registered representative for an AIO request form.

There is no fee to participate in the AIO program. The $25 fee for withdrawals under the AIO program is currently waived.

You may discontinue participation in the AIO program at any time by sending a written notice to us.

Detailed information appears in the SAI.

Surrendering your policy

You can choose to receive your money in a lump sum or use it to buy an income benefit. Please see the discussion about income benefits in General information about your policy.

If you increase your policy’s face amount, we’ll send you a supplemental schedule of benefits that shows the surrender charge associated with the increase.

A table of surrender charges for your policy will be shown in your policy specification pages.

You can surrender or cash in your policy at any time while the insured is still living. Your policy’s cash surrender value is its accumulated value less any surrender charge that applies. The net cash surrender value equals your policy’s cash surrender value after deducting any outstanding loan amount.

Here are some things you need to know about surrendering your policy:

• You must send us your policy and a written request.

• We’ll send you the policy’s net cash surrender value. If you surrender your policy during the first 10 policy years, we’ll deduct a surrender charge.

• Your policy has a surrender charge and maximum surrender charge, based on the age and risk class of the insured, and each $1,000 of initial face amount.

• The amount of the surrender charge does not change during the first policy year. Starting on the first policy anniversary, we reduce the charge by 0.9259% each month until it reaches zero at the end of 10 policy years.

Sample rates for the surrender charge and the maximum surrender charge appear in Appendix A.

• The amount of the surrender charge will never exceed the maximum surrender charge. The maximum surrender charge is level for the first 10 policy years, and reduces to $0 thereafter.

• There’s no surrender charge on the initial face amount after 10 policy years.

• We guarantee the surrender charge rates will not increase.

• If you increase your policy’s face amount, each increase has a surrender charge and maximum surrender charge, based on the amount of the increase, for 10 years.

• If you decrease the face amount, the decrease will not affect your policy’s surrender charge or maximum surrender charge.

Policy restoration

You may request to restore a policy you surrender if the insured is still living. Here’s how it works:

• We must receive your request to restore the policy along with the full amount of the surrender proceeds within 30 days from the original date of the surrender. We will not require evidence of insurability.

• If we assessed a surrender charge when you surrendered your policy, we will add the value of the charge to the surrender proceeds we receive from you.

• The surrender proceeds and any refunded surrender charge will be placed into the Fixed account as of the original date of the surrender. We will calculate and pay interest on this amount from the date of surrender to the date we process your restoration request.

• On the date we process your restoration request, we will transfer your accumulated value in the Fixed account to the investment options you choose according to your most recent premium allocation instructions.

• If you had an outstanding loan amount when you surrendered your policy, we will reinstate the loan amount that was outstanding the day you surrendered your policy.

• Once we have restored the policy, we will send you a written confirmation.

We will not restore a policy that has been surrendered for an income benefit.

GENERAL INFORMATION ABOUT YOUR POLICY

This section tells you some additional things you should know about your policy.
Income benefit

If you surrender or make a withdrawal from your policy, or your policy matures, you can use the money to buy an income benefit that provides a monthly income. Your policy’s beneficiary can use death benefit proceeds to buy an income benefit. In addition to the income benefit described below, you can choose from other income benefits we may make available from time to time.

The following is one income benefit available under the Pacific Select Exec III–NY policy:

• The income benefit is based on the life of the person receiving the income. If the policy owner is buying the income benefit, monthly income will be based on the owner’s life. If the policy’s beneficiary buys the income benefit, monthly income will be based on the beneficiary’s life.

• We’ll pay a monthly income for at least 10 years regardless of whether the person receiving the income is still alive.

• After 10 years, we’ll only pay the monthly income for as long as the person receiving it is still alive.

• The minimum monthly income benefit calculated must be at least $100.

• For this income benefit, the amount you receive will always be at least as much as the amount guaranteed by your policy.

Reduced Paid-Up Benefit

You may use the net cash surrender value of your policy to purchase fixed paid-up insurance on the life of the insured. You may choose to do this on any policy anniversary while the policy is in force. We guarantee your right to convert your policy, and we will not require evidence of insurability.

If you convert your policy, your policy and any riders attached to it will terminate and the net cash surrender value will be transferred to our general account. Investment options are not available under the policy issued when you convert.

The net cash surrender value will be applied as a net single premium to purchase paid-up insurance. No premium payments will be required or accepted on the converted policy. The amount of such insurance will be calculated based on 1980 Commissioners Standard Ordinary Mortality Tables, 3% interest and on the age and risk classification of the insured. The paid-up policy will not be subject to any surrender charge if you surrender it.

Substituting the insured If you substitute the person insured by the policy, we’ll send you a revised schedule of benefits.

Starting on your policy’s first anniversary, you can apply to substitute the person insured by your policy. You must apply in writing and we must receive satisfactory evidence of insurability of the new insured. You can only add riders on the new insured if we approve the addition of the riders. We may charge you a fee of up to $100 when you request to substitute the insured.

The substitution will become effective on the first monthly payment date after we approve your request. We may have to adjust the face amount, accumulated value, surrender charge and policy charges to reflect the substitution.

We can refuse your request to substitute if, among other reasons:

• we would be required to end the policy in order to comply with new guideline premium limits under tax law

• we would be required to make distributions from your policy’s accumulated value that are greater than the net cash surrender value.

Paying the death benefit in the case of suicide within two years of policy date or a substitution of insured

If the insured commits suicide within two years of the policy date, death benefit proceeds will be the total of all premiums you’ve paid, less any outstanding loan amount and any withdrawals you’ve made.

If you’ve substituted the insured and the new insured commits suicide within two years of the day the substitution was made, we’ll calculate death benefit proceeds differently. Proceeds will be limited to the net cash surrender value of your policy as of the day the substitution was made, less any increase in any outstanding loan amount, any withdrawals you’ve made, and any dividends we’ve paid in cash, since the day the substitution was made.

Replacement of life insurance or annuities

The term replacement has a special meaning in the life insurance industry. Before you make a decision to buy, we want you to understand what impact a replacement may have on your existing insurance policy.

A replacement occurs when you buy a new life insurance policy or annuity contract, and a policy or contract you already own has been or will be:

• lapsed, forfeited, surrendered or partially surrendered, assigned to the replacing insurer, or otherwise terminated

• converted to reduced paid-up insurance, continued as extended term insurance, or otherwise reduced in value by the use of nonforfeiture benefits or other policy values

• amended to effect either a reduction in benefits or in the term for which coverage would otherwise remain in force or for which benefits would be paid

• reissued with any reduction in cash value, or

• pledged as collateral or subject to borrowing, whether in a single loan or under a schedule of borrowing over a period of time.

There are circumstances when replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest. A replacement may affect your plan of insurance in the following ways:

• You will pay new acquisition costs;

• You may have to submit to new medical examinations;

• You may pay increased premiums because of the increased age or changed health of the insured;

• Claims made in the early policy years may be contested;

• You may have to pay surrender charges and/or income taxes on your current policy or contract values;

• Your new policy or contract values may be subject to surrender charges; and

• If part of a financed purchase, your existing policy or contract values or death benefit may be reduced.

You should carefully compare the costs and benefits of your existing policy or contract with those of the new policy or contract to determine whether replacement is in your best interest.

GENERAL INFORMATION ABOUT YOUR POLICY

Errors on your application

If the age of the insured is stated incorrectly on your application, the death benefit under your policy will be the greater of the following:

• the amount of death benefit that would be purchased by the most recent cost of insurance charge for the correct age or

• the guideline minimum death benefit for the correct age.

We’ll adjust the accumulated value by recalculating all previous cost of insurance charges and other monthly deductions based on the correct age.
Contesting the validity of your policy

We have the right to contest the validity of your policy for two years from the policy date. Once your policy has been in force for two years from the policy date during the lifetime of the insured, we generally lose the right to contest its validity.

We also have the right to contest the validity of a policy that you reinstate for two years from the day that it was reinstated. Once your reinstated policy has been in force for two years from the reinstatement date during the lifetime of the insured, we generally lose the right to contest its validity. During this period, we may contest your policy only if there is a material misrepresentation on your application for reinstatement.

We have the right to contest the validity of an increase in the face amount of a policy for two years from the day the increase becomes effective. Once the increased face amount has been in force for two years during the lifetime of the insured, we generally lose the right to contest its validity.

We also have the right to contest the validity of a policy if there has been a substitution of insured. We can contest a policy’s validity for two years from the day the substitution becomes effective. Once the substitution has been in force for two years during the lifetime of the new insured, we generally lose the right to contest its validity.

Regardless of the above, we can contest the validity of your policy for failure to pay premiums at any time. The policy will terminate upon successful contest with respect to the insured.

Assigning your policy as collateral Assigning a policy that’s a modified endowment contract may generate taxable income and a 10% penalty tax.

You can assign your policy as collateral to secure a loan, mortgage, or other kind of debt. Here’s how it works:

• An assignment does not change the ownership of the policy.

• After the policy has been assigned, your rights and the rights of your beneficiary will be subject to the assignment. The entire policy, including any income benefit, rider, benefit and endorsement, will also be subject to the assignment.

• We’re not responsible for the validity of any assignment.

• We must receive a copy of the original assignment before we’ll consider it binding.

• Unless otherwise provided, the person or organization you assign your policy to may exercise the rights under the policy, except the right to change the policy owner or the beneficiary or the right to choose a monthly income benefit.

Non-participating	This policy will not share in any of our surplus earnings.

VARIABLE LIFE INSURANCE AND YOUR TAXES

This discussion about taxes is based on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (IRS). It’s based on the Internal Revenue Code (the tax code) and does not cover any state or local tax laws.

The tax consequences of owning a policy or receiving proceeds from it may vary by jurisdiction and according to the circumstances of each owner or beneficiary.

Speak to a qualified tax adviser for complete information about federal, state and local taxes that may apply to you.

This is not a complete discussion of all federal income tax questions that may arise under the policy. There are special rules that we do not include here that may apply in certain situations.

We do not know whether the current treatment of life insurance policies under current federal income tax or estate or gift tax laws will continue. We also do not know whether the current interpretations of the laws by the IRS or the courts will remain the same. Future legislation may adversely change the tax treatment of life insurance policies, other tax consequences described in this discussion or tax consequences that relate directly or indirectly to life insurance policies.

Recently passed tax legislation provides, among other things, for reductions in federal estate tax rates, increases in the exemption amount, and a “repeal” of the federal estate tax in 2010. However, the legislation provides for full reinstatement of the federal estate tax in the year 2011. If you are considering the purchase of the policy to help pay federal estate taxes at death, consult with your tax advisor.

We do not make any guarantees about the tax status of your policy, and you should not consider the discussion that follows to be tax advice.

Tax treatment of life insurance

policies

In order to qualify as a life insurance contract for federal income tax purposes, the policy must meet the statutory definition of life insurance.

Death benefits may be excluded from income under Section 101(a) of the tax code.

Definition of life insurance

We believe that the policy qualifies as life insurance. That means it will receive the same tax advantages as a conventional fixed life insurance policy. The two main tax advantages are:

• In general, your policy’s beneficiary will not be subject to federal income tax when he or she receives the death benefit proceeds. This is true regardless of whether the beneficiary is an individual, corporation, or other entity.

• You’ll generally not be taxed on your policy’s accumulated value unless you receive a cash distribution when the policy matures, or by making a withdrawal, surrendering your policy, or in some instances, taking a loan from your policy.

The tax laws defining life insurance, however, do not cover all policy features. Your policy may have features that could prevent it from qualifying as life insurance. For example, the tax laws have yet to address many issues concerning the treatment of substandard risk policies and policies with term insurance on the insured. We can make changes to your policy if we believe the changes are needed to ensure that your policy continues to qualify as a life insurance contract.

The tax code and tax regulations impose limitations on unreasonable mortality and expense charges for purposes of determining whether a policy qualifies as life insurance for federal tax purposes. For life insurance policies entered into on or after October 21, 1988, these calculations must be based upon reasonable mortality charges and other charges reasonably expected to be actually paid.

VARIABLE LIFE INSURANCE AND YOUR TAXES

The Treasury Department has issued proposed regulations about reasonable standards for mortality charges. While we believe that our mortality costs and other expenses used in calculating whether the policy qualifies as life insurance are reasonable under current laws, we cannot be sure that the IRS agrees with us. We can change our mortality charges if we believe the changes are needed to ensure that your policy qualifies as a life insurance contract.

Section 817(h) of the tax code describes the diversification rules.

For more information about diversification rules, please see Managing Pacific Select Fund in the accompanying Pacific Select Fund prospectus.

Diversification rules and ownership of the separate account

Your policy will not qualify for the tax benefit of a life insurance contract unless, among other requirements, the separate account follows certain rules requiring diversification of investments underlying the policy. In addition, the IRS requires that the policyholder not have control over the underlying assets.

The Treasury Department has announced that the diversification rules “do not provide guidance concerning the circumstances in which it will treat an investor, rather than the insurance company, as the owner of the assets in a separate account.” The IRS treats a variable policy owner as the owner of separate account assets if he or she has the ability to exercise investment control over them. Owners of the assets are taxed on any income or gains the assets generate. Although the Treasury Department announced several years ago that it would provide further guidance on the issue, it had not done so when we wrote this prospectus.

The ownership rights under your policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. Since you have greater flexibility in allocating premiums and policy values than was the case in those rulings, it is possible the IRS would treat you as the owner of your policy’s proportionate share of the assets of the separate account.

We do not know what will be in future Treasury Department regulations or other guidance. We cannot guarantee that the fund’s portfolios will be able to operate as currently described in the prospectus, or that the fund will not have to change any portfolio’s investment objective or policies. We can modify your policy if we believe it will prevent you from being considered the owner of your policy’s proportionate share of the assets of the separate account.

Policy exchanges fall under Section 1035(a) of the tax code.

Policy exchanges

If you exchange your policy for another one that insures the same person, it generally will be treated as a tax-free exchange and, if so, will not result in the recognition of gain or loss. If the person insured by the policy is changed, the exchange will be treated as a taxable exchange.

Change of ownership

You may have taxable income if you transfer ownership of your policy, sell your policy, or change the ownership of it in any way.

There are special rules for corporate-owned policies. You should consult your tax adviser. Section 59A of the tax code deals with the environmental tax.

Corporate owners

There are special tax issues for corporate owners:

• using your policy to fund deferred compensation arrangements for employees has special tax consequences

• corporate ownership of a policy may affect your liability under the alternative minimum tax and the environmental tax.

Conventional life insurance policies

Under Section 7702A of the tax code, policies that are not classified as modified endowment contracts are taxed as conventional life insurance policies.

The cost basis in your policy is generally the premiums you’ve paid plus any taxable distributions less any withdrawals or premiums previously recovered that were not taxable.

The tax treatment of your policy will depend upon whether it is a type of contract known as a modified endowment contract. We describe modified endowment contracts later in this section. If your policy is not a modified endowment contract, it will be treated as a conventional life insurance policy and will have the following tax treatment:

Surrendering your policy or policy maturity

When you surrender, or cash in, your policy, or your policy matures, you’ll generally be taxed on the difference, if any, between the cash surrender value and the cost basis in your policy.

Making a withdrawal

If you make a withdrawal after your policy has been in force for 15 years, you’ll only be taxed on the amount you withdraw that exceeds the cost basis in the policy.

Special rules apply if you make a withdrawal within the first 15 policy years and it’s accompanied by a reduction in benefits. In this case, there is a special formula under which you may be taxed on all or a portion of the withdrawal amount.

Taking out a loan

If you take out a loan, you will not pay tax on the loan amount unless your policy is surrendered, matures or lapses and you have not repaid your outstanding loan amount. The interest you pay, or that’s accrued, on a loan is generally nondeductible. Ask your tax adviser for more information.

Loans and corporate-owned policies

If you borrow money to buy or carry certain life insurance policies, tax law provisions may limit the deduction of interest. If the taxpayer is an entity that’s a direct or indirect beneficiary of certain life insurance, endowment or annuity contracts, a portion of the entity’s deductions for loan interest may be disallowed, even though this interest may relate to debt that’s completely unrelated to the contract. There may be a limited exception that applies to contracts issued on 20% owners, officers, directors or employees of the entity. For more information about this exception, you should consult your tax adviser.

Modified endowment contracts

Section 7702A of the tax code defines a class of life insurance policies known as modified endowment contracts. Like other life insurance policies, the death benefit proceeds paid to your beneficiary generally are not subject to federal income tax and your policy’s accumulated value grows on a tax-deferred basis until you receive a cash distribution.

If there is a material change to your policy, like a change in the death benefit, we may have to retest your policy and restart the seven-pay premium period to determine whether the change has caused the policy to become a modified endowment contract.

A modified endowment contract is a special type of life insurance policy. If your policy is a modified endowment contract, it will have the tax treatment described below. Any distributions you receive during the life of the policy are treated differently than under conventional life insurance policies. Withdrawals, loans, pledges, assignments and the surrender or maturity of your policy are all considered distributions and may be subject to tax on an income-first basis and a 10% penalty.

When a policy becomes a modified endowment contract

A life insurance policy becomes a modified endowment contract if, at any time during the first seven policy years, the sum of actual premiums paid exceeds the seven-pay limit. The seven-pay limit is the cumulative total of the level annual premiums (or seven-pay premiums) required to pay for the policy’s future death and endowment benefits.

VARIABLE LIFE INSURANCE AND YOUR TAXES

For example, if the seven-pay premiums were $1,000 a year, the maximum premiums you could pay during the first seven years to avoid modified endowment treatment would be $1,000 in the first year, $2,000 through the first two years and $3,000 through the first three years, etc. Under this test, a Pacific Select Exec III – NY policy may or may not be a modified endowment contract, depending on the amount of premiums paid during the policy’s first seven contract years or after a material change has been made to the policy.

Surrendering your policy or policy maturity

If you surrender your policy or it matures, you’re taxed on the amount by which the cash surrender value exceeds the cost basis in the policy.

Making a withdrawal or taking out a loan

If you make a withdrawal or take out a loan from a modified endowment contract, you’re taxed on the amount of the withdrawal or loan that’s considered income, including all previously non-taxed gains. Income is the difference between the cash surrender value and the cost basis in your policy. It’s unclear whether interest paid, or accrued, on a loan is considered interest for federal income tax purposes. If you borrow money to buy or carry certain life insurance policies, tax law provisions may limit the deduction of interest. You should consult your tax adviser.

All modified endowment contracts we or our affiliates issue to you in a calendar year are treated as a single contract when we calculate whether a distribution amount is subject to tax.

10% penalty tax

If any amount you receive from a modified endowment contract is taxable, you may also have to pay a penalty tax equal to 10% of the taxable amount.

A taxpayer will not have to pay the penalty tax if any of the following exceptions apply:

• you’re at least 59 1/2 years old

• you’re receiving an amount because you’ve become disabled

• you’re receiving an amount that’s part of a series of substantially equal periodic payments, paid out at least annually. These payments may be made for your life or life expectancy or for the joint lives or joint life expectancies of you and your beneficiaries.

Distributions before a policy becomes a modified endowment contract

If your policy fails the seven-pay test and becomes a modified endowment contract, any amount you receive or are deemed to have received during the two years before it became a modified endowment contract may be taxable. The distribution would be treated as having been made in anticipation of the policy’s failing to meet the seven-pay test under Treasury Department regulations which are yet to be prescribed.

Policy riders Please see the discussion of optional riders in The death benefit. Please consult with your tax adviser if you want to exercise your rights under this rider.

Accelerated living benefits rider

Amounts received under this rider should be generally excluded from taxable income under Section 101(g) of the tax code.

Benefits under the rider will be taxed, however, if they are paid to someone other than a person insured by the policy, and the insured:

• is a director, officer or employee of the person receiving the benefit, or

• has a financial interest in a business of the person receiving the benefit.

In some cases, there may be a question as to whether a life insurance policy that has an accelerated living benefit rider can meet technical aspects of the definition of “life insurance contract” under the tax code. We may reserve the right (but are not obligated) to modify the rider to conform under tax code requirements.

ABOUT PL&A

Pacific Life & Annuity Company is a life insurance company based in Arizona. Our operations include life insurance, annuity and institutional products, group life and health insurance and various other insurance products and services. At the end of 2002, we had statutory assets of $854 million.

PL&A is authorized to conduct life insurance and annuity business in Arizona, New York and certain other states. Our principal office is located at 700 Newport Center Drive, Newport Beach, California 92660.

How our accounts work	We own the assets in our general account and our separate account. We allocate your net premiums to these accounts according to the investment options you’ve chosen. General account
We can provide you with reports of our ratings as an insurance company and our ability to pay claims with respect to our general account assets.

Our general account includes all of our assets, except for those held in our separate accounts. We guarantee you an interest rate for up to one year on any amount allocated to the fixed options. The rate is reset annually. The fixed options are part of our general account, which we may invest as we wish, according to any laws that apply. We’ll credit the guaranteed rate even if the investments we make earn less. Our ability to pay these guarantees is backed by our strength as a company.

The fixed options are not securities, so they do not fall under any securities act. For this reason, the SEC has not reviewed the disclosure in this prospectus about the fixed options. However, other federal securities laws may apply to the accuracy and completeness of the disclosure about the fixed options.

Separate account

Amounts allocated to the variable investment options are held in our separate account. The assets in this account are kept separate from the assets in our general account and our other separate accounts, and are protected from our general creditors.

The separate account is divided into variable accounts. Each variable account invests in shares of a designated portfolio of the Pacific Select Fund. We may add variable accounts that invest in other portfolios of the fund or in other securities.

We’re the legal owner of the assets in the separate account, and pay its operating expenses. We do not hold ourselves out to be trustees of the separate account assets. The separate account is operated only for our variable life insurance policies. PL&A is obligated to pay all amounts promised to policy owners under the terms of the policy. We must keep enough money in the account to pay anticipated obligations under the insurance policies funded by the account, but we can transfer any amount that’s more than these anticipated obligations to our general account. Some of the money in the separate account may include charges we collect from the account and any investment results on those charges.

We cannot charge the assets in the separate account attributable to our reserves and other liabilities under the policies funded by the account with any liabilities from our other business.

Similarly, the income, gains or losses, realized or unrealized, of the assets of any variable account belong to that variable account and are credited to or charged against the assets held in that variable account without regard to our other income, gains or losses.

ABOUT PL&A

Making changes to the separate account

We can add, change or remove any securities that the separate account or any variable account holds or buys, as long as we comply with the laws that apply.

We can substitute shares of one Pacific Select Fund portfolio with shares of another portfolio or fund if:

• any portfolio is no longer available for investment

• our management believes that a portfolio is no longer appropriate in view of the purposes of the policy.

We’ll give you any required notice or receive any required approval from policy owners or the SEC before we substitute any shares. We’ll comply with the filing or other procedures established by insurance regulators as required by law.

We can add new variable accounts, which may include additional subaccounts of the separate account, to serve as investment options under the policies. These may be managed separate accounts or they may invest in a new portfolio of the fund, or in shares of another investment company or one of its portfolios, or in a suitable investment vehicle with a specified investment objective.

We can add new variable accounts when we believe that it’s warranted by marketing needs or investment conditions. We’ll decide on what basis we’ll make new accounts available to existing policy owners.

We can also eliminate any of our variable accounts if we believe marketing, tax or investment conditions warrant it. We can terminate and liquidate any variable account.

If we make any changes to variable accounts or substitution of securities, we can make appropriate changes to this policy or any of our other policies, by appropriate endorsement, to reflect the change or substitution.

We will notify you if there is a material change in the investment policy of a Variable Account. The notice will inform you of your options, including your option to transfer from such Variable Account to the Fixed Account within 60 days after:

• the effective date of the material change, or

• the date you receive the notice, whichever is later.

If we believe it’s in the best interests of people holding voting rights under the policies and we meet any required regulatory approvals we can do the following:

• operate the separate account as a management investment company, unit investment trust, or any other form permitted under securities or other laws

• register or deregister the separate account under securities law

• combine the separate account with one of our other separate accounts or our affiliates’ separate accounts

• combine one or more variable accounts

• create a committee, board or other group to manage the separate account

• change the classification of any variable account.

Taxes we pay

We may be charged for state and local taxes. Currently, we pay these taxes because they are small amounts with respect to the policy. If these taxes increase significantly, we may deduct them from the separate account.

We may charge the separate account for any federal, state and local taxes that apply to the separate account or to our operations. This could happen if our tax status or the tax treatment of variable life insurance changes.

Voting rights

We’re the legal owner of the shares of the Pacific Select Fund that are held by the variable accounts. We may vote on any matter at shareholder meetings of the fund. However, we are required by law to vote as you instruct on the shares relating to your allocation in a variable investment option. This is called your voting interest.

Your voting interest is calculated as of a day set by the Board of Trustees of the fund called the record date. Your voting interest equals the accumulated value in a variable investment option divided by the net asset value of a share of the corresponding portfolio. Fractional shares are included. If allowed by law, we may change how we calculate your voting interest.

We’ll send you documents from the fund called proxy materials. They include information about the items you’ll be voting on and forms for you to give us your instructions. We’ll vote shares held in the separate account for which we do not receive voting instructions in the same proportion as all other shares in the portfolio held by that separate account for which we’ve received timely instructions. If we do not receive any voting instructions for the shares in a separate account, we will vote the shares in the same proportion as the total votes for all of our separate accounts for which we’ve received timely instructions.

We’ll vote shares of any portfolio we hold in our general account in the same proportion as the total votes for all of our separate accounts, including this separate account.

If the law changes to allow it, we can vote as we wish on shares of the portfolios held in the separate account.

When required by state insurance regulatory authorities, we may disregard voting instructions that:

• would change a portfolio’s investment objective or subclassification

• would approve or disapprove an investment advisory contract.

We may disregard voting instructions on a change initiated by policy owners that would change a portfolio’s investment policy, investment adviser or portfolio manager if:

• our disapproval is reasonable

• we determine in good faith that the change would be against state law or otherwise be inappropriate, considering the portfolio’s objectives and purpose, and considering what effect the change would have on us.

If we disregard any voting instructions, we’ll include a summary of the action we took and our reasons for it in the next report to policy owners.

ABOUT PL&A

Illustrations

If you ask us, we’ll provide you with different kinds of illustrations.

• Illustrations based on information you give us about the age of the person to be insured by the policy, their risk class, the face amount, the death benefit and premium payments.

• Illustrations that show the allocation of premium payments to specified variable accounts. These will reflect the expenses of the portfolio of the Fund in which the variable account invests.

• Illustrations that use a hypothetical gross rate of return that’s greater than 12%. These are available only to certain large institutional investors.

We will provide you with illustrations based on different sets of assumptions upon your request. You can request such illustrations at any time. Illustrations may help you understand how your policy values would vary over time based on different assumptions.

Lost policy

If you lose your policy, you may request a Certificate of Coverage free of charge. If you require a duplicate policy, we may charge a fee of $50 per duplicate. To request a Certificate of Coverage or a duplicate policy, please contact us for a Certificate of insurance/duplicate policy request form.

Audits of premiums/loans

You may request us to run a report of premium payments you’ve made or loan transactions under your policy. If you request us to provide information for a period of more than 2 years from date of request, we may charge you an administrative fee of $25 for this service.

Risk classification change

If you have a change in risk classification, such as a change in smoking status or health, you can request us to review your risk classification. Changing your risk classification may change the rates used for cost of insurance, mortality and expense risk face amount and surrender charge charges, and may also change the rates on any riders on your policy which base charges on risk classification. We will charge you a fee of $50 at the time you request us to change your risk classification.

State regulation

We’re subject to the laws of the state of Arizona governing insurance companies and to regulations issued by the Commissioner of Insurance of Arizona. In addition, we’re subject to the insurance laws and regulations of the other states and jurisdictions in which we’re licensed or may become licensed to operate.

An annual statement in a prescribed form must be filed with the Commissioner of Insurance of Arizona and with regulatory authorities of other states on or before March 1st in each year. This statement covers our operations for the preceding year and our financial condition as of December 31st of that year. Our affairs are subject to review and examination at any time by the Commissioner of Insurance or his agents, and subject to full examination of our operations at periodic intervals.

Legal proceedings and legal matters

The separate account is not involved in any legal proceedings that would have a material effect on policy owners.

Legal matters concerning the issue and sale of the life insurance policies described in this prospectus, our organization and authority to issue the policies under Arizona law, and the validity of the forms of the policies under Arizona law, have been passed upon by our general counsel. Legal matters relating to federal securities laws and federal income tax laws have been passed upon by Dechert LLP.

Registration statement

We’ve filed a registration statement with the SEC for Pacific Select Exec III – NY, under the Securities Act of 1933. The SEC’s rules allow us to omit some of the information required by the registration statement from this prospectus. You can ask for it from the SEC’s office in Washington, D.C. They may charge you a fee.

Financial statements

The statement of assets and liabilities of Pacific Select Exec Separate Account as of December 31, 2002 and the related statement of operations for the year then ended and the statements of changes in net assets and financial highlights for each of the two years in the period then ended are contained in the SAI.

The statements of financial condition of PL&A as of December 31, 2002 and 2001 and the related statements of operations, stockholders’s equity and cash flows for each of the three years in the period ended December 31, 2002 are contained in the SAI.

TERMS USED IN THIS PROSPECTUS

We’ve tried to make this prospectus easy to read and understand, but you may find some words and terms that are new to you. We’ve identified some of these below and the pages where you’ll find an explanation of what they mean.

If you have any questions, please ask your registered representative or call us at 1-888-595-6997.

In this prospectus, you and your mean the policyholder or owner. PL&A, we, us and our refer to Pacific Life & Annuity Company. The fund refers to Pacific Select Fund. Policy means a Pacific Select Exec III – NY variable life insurance policy, unless we state otherwise. Pacific Life and the administrator mean Pacific Life Insurance Company.

Accumulated value

Accumulation units

Age

Allocation

Assignment

Beneficiary

Business day

Cash surrender value

Cash value accumulation test

Contingent beneficiary

Cost of insurance rate

Death benefit

Death benefit percentage

Death benefit qualification test

Face amount

Fixed account

Fixed LT account

Fixed options

General account

Guideline minimum death benefit

Guideline premium limit

Guideline premium test

Illustration

In force

Income benefit

Insured

30 38 11 28 48 11 15 44 18 11 30 17 18 18 17 39 39 39 53 18 18 18 56 10 46 11

Joint owners

Lapse

Loan account

Modified endowment contract

Monthly payment date

Net amount at risk

Net cash surrender value

Net investment factor

Net premium

Net single premium

Outstanding loan amount

Planned periodic premium

Policy anniversary

Policy date

Policy year

Portfolio

Proper form

Reinstatement

Riders

Separate account

Seven-pay limit

Tax code

Unit value

Variable account

Variable investment option

10 33 43 51 12 19 44 38 26 18 43 26 12 11 11 35 15 34 24 53 51 49 38 35 35

APPENDIX A – RATES PER $1,000 OF INITIAL FACE AMOUNT

Face amount component of M&E Risk Charge

Issue Age	Male	Female	Unisex	Issue Age	Male	Female	Unisex
0	0.075	0.063	0.073	45	0.127	0.118	0.125
5	0.069	0.059	0.067	50	0.139	0.127	0.136
10	0.066	0.058	0.064	55	0.155	0.138	0.151
15	0.064	0.055	0.062	60	0.176	0.154	0.171
20	0.098	0.095	0.098	65	0.206	0.176	0.199
25	0.101	0.098	0.101	70	0.247	0.208	0.237
30	0.105	0.101	0.105	75	0.306	0.257	0.292
35	0.111	0.106	0.110	80	0.385	0.329	0.368
40	0.118	0.111	0.116	85	0.498	0.440	0.478

Issue Age	Surrender Charge			Maximum Surrender Charge
	Male	Female	Unisex	Male	Female	Unisex
0	5.70	4.79	5.52	1.150	0.724	1.074
5	5.24	4.48	5.09	1.222	0.772	1.146
10	5.02	4.41	4.89	1.258	0.784	1.182
15	4.86	4.18	4.73	1.282	0.820	1.206
20	9.35	7.83	9.04	3.284	2.444	3.132
25	11.32	9.58	10.97	4.342	3.368	4.172
30	12.69	10.87	12.33	5.246	4.164	5.056
35	14.36	12.31	13.95	6.302	5.096	6.082
40	19.08	16.26	18.51	8.918	7.302	8.632
45	25.02	21.85	24.35	12.646	10.400	12.246
50	29.24	24.97	28.32	16.190	13.352	15.696
55	34.88	29.06	33.59	21.554	16.314	20.608
60	42.39	34.52	40.60	28.387	21.144	26.983
65	52.23	42.29	50.23	36.503	27.554	34.805
66	51.67	44.17	52.00	38.209	29.082	36.444
67	51.56	46.16	51.89	39.611	30.458	37.866
68	51.44	48.29	51.78	41.019	31.740	39.208
69	51.39	50.58	51.74	42.016	32.642	40.146
70	51.29	51.15	51.63	43.085	33.635	41.253
71	51.170	50.770	51.520	43.701	34.298	41.853
72	51.040	50.240	51.390	44.788	35.245	42.909
73	50.920	49.780	51.270	44.730	35.616	42.921
74	50.790	49.480	51.140	44.810	35.479	43.036
75	50.63	49.40	50.98	26.284	22.080	25.458
80	49.91	46.06	50.19	18.606	14.570	17.918
85	48.14	48.74	48.30

If the insured is assigned a risk classification other than standard, a factor is applied to the M&E risk face amount charge, surrender charge rate and maximum surrender charge rate according to the nonstandard table rating assigned to that insured. If the insured is assigned a nonstandard rating reflected in the table below, the rates above that apply to the insured is multiplied by the nonstandard table factor below that applies.

NONSTANDARD TABLE FACTORS

Issue age	Nonstandard Table Number

	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16
15–45	1.05	1.10	1.15	1.20	1.25	1.30	1.35	1.40	1.45	1.50	1.55	1.60	1.65	1.70	1.75	1.80
50	1.05	1.10	1.15	1.20	1.25	1.30	1.35	1.40	1.45	1.50	1.55	1.60	1.65	1.65	1.65	1.65
55	1.05	1.10	1.15	1.20	1.25	1.30	1.35	1.35	1.35	1.35	1.35	1.35	1.35	1.35	1.35	1.35
60	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05
65–85	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00

Representative figures shown. For issue ages not listed, please ask your registered representative.

A-1

APPENDIX B – DEATH BENEFIT PERCENTAGES

Age	Percentage	Age	Percentage	Age	Percentage	Age	Percentage

0-40	250	50	185	60	130	70	115
41	243	51	178	61	128	71	113
42	236	52	171	62	126	72	111
43	229	53	164	63	124	73	109
44	222	54	157	64	122	74	107
45	215	55	150	65	120	75-90	105
46	209	56	146	66	119	91	104
47	203	57	142	67	118	92	103
48	197	58	138	68	117	93	102
49	191	59	134	69	116	>93	101

B-1

PACIFIC SELECT EXEC III – NY	WHERE TO GO FOR MORE INFORMATION

The Pacific Select Exec III – NY variable life insurance policy is underwritten by Pacific Life & Annuity Company.

You'll find more information about the policy and Pacific Select Exec Separate Account in the SAI dated                     , 2003. The SAI has been filed with the SEC and is considered to be part of this prospectus because it's incorporated by reference.

You can get a copy of the SAI without charge by calling or writing to us, or you can view it online at our website. You can also contact the SEC to get the SAI, material incorporated into this prospectus by reference, and other information about registrants that file electronically with the SEC. The SEC may charge you a fee for this information.

If you ask us, we'll provide you with illustrations of policy benefits based on different sets of assumptions. Illustrations may help you understand how your policy's death benefit, cash surrender value and accumulated value would vary over time based on different assumptions. You can get one policy illustration free of charge per policy year by calling or writing to us. We reserve the right to charge $25 for additional illustrations.

How to contact us	Pacific Life & Annuity Company 700 Newport Center Drive P.O. Box 6530 Newport Beach, California 92658-6530 1-888-595-6997 7 a.m. through 5 p.m. Pacific time
How to contact the SEC

You can also find reports and other information about the policy and separate account from the SEC. The SEC may charge you a fee for this information.

Public Reference Section of the SEC

Washington, D.C. 20549-6009

1-800-SEC-0330

Internet:  www.sec.gov

SEC file number 333-

Underwritten by:

Pacific Life & Annuity Company

Mailing address:

700 Newport Center Drive

Newport Beach, CA 92660

(888) 595-6997

Visit us at our website: www.pacificlifeandannuity.com

85-25143-00    10/03

STATEMENT OF ADDITIONAL INFORMATION

                , 2003

PACIFIC SELECT EXEC III  –  NY

PACIFIC SELECT EXEC SEPARATE ACCOUNT

Pacific Select Exec III-NY is a variable life insurance policy offered by Pacific Life & Annuity Company.

This Statement of Additional Information (SAI) is not a prospectus and should be read in conjunction with the policy’s prospectus, dated                 , 2003, which is available without charge upon written or telephone request to PL&A. Terms used in this SAI have the same meanings as in the prospectus, and some additional terms are defined particularly for this SAI. This SAI is incorporated by reference into the policy’s prospectus.

Pacific Life & Annuity Company

P.O. Box 6530

Newport Beach, CA 92658-6530

1-888-595-6997

i

MORE ON THE OPTIONAL RIDERS

There are seven optional riders that provide extra benefits. Ask your registered representative for additional information about the riders available with the policy. Samples of the provisions for the extra optional benefits are available from us upon written request.

Accidental death rider

Provides additional insurance coverage when we receive proof that the insured’s death results directly and independently of all other causes from bodily injuries accidentally sustained, subject to the rider’s provisions. Death must occur within 120 days of injuries and while the rider was in force, subject to satisfactory evidence of insurability. You may purchase the rider at policy issue for an insured between age 5 through 65. The monthly charge will be shown in your policy specifications pages.

The rider terminates on the earliest of your written request, on lapse or termination of the policy, or when the insured reaches age 70.

Children’s term rider

Provides term insurance until age 25 on any child of the insured, including a natural child, step-child or adopted child. To be eligible for coverage, the insured must be 55 or younger, and the child must be 21 or younger at policy issue and named in the application for this rider or born or adopted thereafter. Newborn children are covered from age 14 days. The term insurance under the rider may be converted for a new policy on each child on the earlier of the child’s 25th birthday or the date the insured becomes age 65, as long as the child is still living. If the insured dies before the conversion date, the term insurance on each child will become paid-up and a separate policy for the paid-up insurance will be issued with the child as owner. For each child, if you convert the rider, or if paid-up insurance is issued, coverage for that child under the rider will terminate. The monthly charge will be shown in your policy specifications pages.

Annual renewable term rider

Provides term insurance on the insured and is renewable annually until the policy terminates. The rider is available for insureds age 80 or younger at the time of rider issue. You may purchase the rider at policy issue or any time while the policy is in force, subject to satisfactory evidence of insurability. The rider modifies the death benefit of the policy to include the face amount of the rider, so that the death benefit equals the greater of the death benefit as calculated under 1) the death benefit option you choose on the policy plus the face amount of the rider, or 2) the guideline minimum death benefit under the death benefit qualification test you’ve chosen. The amount of coverage can be level or vary every year and may follow any pattern, subject to underwriting approval, to match your need for insurance. Annual increases are scheduled at issue. You may also request unscheduled increases or decreases in face amount of the rider, subject to certain limitations.

The guaranteed monthly cost of insurance rate and monthly M&E expense risk face amount charge will be shown in your policy specifications pages. Our current cost of insurance rates for the rider are lower than the guaranteed rates. The current charge for the M&E expense risk face amount charge is $0.

You may request increases or decreases in face amount of the rider. Each increase will be subject to satisfactory evidence of insurability and will have associated cost of insurance and M&E expense risk face amount charges. We may deduct an administrative charge not to exceed $100 from your policy’s accumulated value on the effective date of any unscheduled increase. You must send a written request if you wish to decrease the face amount of this rider. Decreases will be effective on the first monthly payment date on or following the date the written request is received at our life insurance operations center. Decreases will first be applied against the most recent increase, if any, and then against successively earlier increases, if any, and finally against the original Annual renewable term rider face amount.

1

The rider will terminate on the earliest of your written request, or on lapse or termination of this policy.

Annual renewable and convertible term rider

Provides annual renewal term insurance on any member of the insured’s immediate family who is age 79 or younger at the time the rider is issued. You may purchase the rider at policy issue or any time while the policy is in force. We refer to each person insured under the rider as a covered person. You have the flexibility to delete a covered person from the rider, or, with satisfactory evidence of insurability, you may add a covered person. We may deduct an administrative charge not to exceed $100 from your policy’s accumulated value on the effective date of any such addition of a covered person.

At any time while the rider is in force and before any covered person reaches age 65, you may convert the rider to a whole life or any higher premium plan we regularly issue at the time of the conversion. The rider may also be converted during the first two years it is in force, regardless of the covered person’s age. If you convert the rider, a new policy will be issued on the covered person and coverage under the rider will terminate.

The guaranteed monthly cost of insurance rates for each covered person will be shown in your policy specifications pages. Our current cost of insurance rates for the rider are lower than the guaranteed rates.

The rider will terminate on the earliest of your written request, on lapse or termination of the policy, or when the last covered person reaches age 80.

Guaranteed insurability rider

Gives the right to buy additional insurance on the life of the insured on specified dates without proof of insurability. The rider is available for an insured who is not in a substandard risk class and is age 37 or younger when the policy is issued. Subject to certain conditions, you may have some flexibility to change the option dates.

Charges and option dates for this rider appear in your policy specifications pages. To add the additional insurance, we must receive your written request within 31 days of the option date for that additional coverage. The increase in face amount will take effect on the option date if the insured is then living. Any option not exercised on its option date will expire.

The rider will terminate on the earliest of your written request, on lapse or termination of the policy, or 31 days after the last option date.

Waiver of charges rider

Waives any monthly cost of insurance charges, administrative charges and M&E risk face amount charges for the policy, and any monthly cost of any rider benefits which fall due while the insured is totally disabled, under the provisions of the rider. We will not waive any charges that are due more than one year before we receive proof of total disability, or which fall due before the insured’s age 5. The monthly charge for the rider appears in your policy specifications pages.

The rider is available for insureds age 55 or younger who are not in a substandard risk class. The rider may be purchased only at policy issue. If regular evidence of insurability for new life insurance is being submitted, no additional evidence of insurability for a Waiver of charges rider is usually needed. If you apply for an increase in face amount under an insurability option or conversion option, and if the Waiver of charges rider was included in the original coverage, the evidence needed to include the Waiver of charges rider on the new insurance is a statement that the insured is not totally disabled. Except as stated above, satisfactory evidence of insurability is required.

2

This rider is not available if you select a Disability benefit rider.

The rider will terminate (without affecting any claim for disability occurring before such termination) on the earliest of your written request, on lapse or termination of this policy, or when the insured reaches age 60.

Disability benefit rider

Provides a monthly addition to the policy’s accumulated value when the insured has a qualifying disability as stated in the rider provisions, until he or she reaches age 65. You may purchase the rider only at policy issue. The monthly charge for the rider appears in your policy specifications pages.

This rider is not available if you select a Waiver of charges rider.

The rider will terminate on the earliest of your written request, on termination of this policy, or when the insured becomes age 60.

PREMIUM LIMITATIONS

Federal tax law puts limits on the amount of premium payments you can make in relation to your policy’s death benefit. These limits apply in the following situations.

Guideline Premium Limit

If you’ve chosen the guideline premium test as your death benefit qualification test, the total amount you can pay in premiums and still have your policy qualify as life insurance is your policy’s guideline premium limit. The sum of the premiums paid, less any withdrawals, at any time cannot exceed the guideline premium limit, which is the greater of:

•	the guideline single premium or
•	the sum of the guideline level annual premiums.

We may refuse to accept all or part of a premium payment if, by accepting it, you will exceed your policy’s guideline premium limit. If we find that you’ve exceeded your guideline premium limit, we may remove all or part of a premium you’ve paid from your policy as of the day we applied it, and return it to you. We’ll adjust the death benefit retroactively to that date to reflect the reduction in premium payments.

Your policy’s guideline single premium and guideline level annual premiums appear on your policy’s specification pages. Before you buy a policy, you can ask us or your registered representative for a personalized illustration that will show you the guideline single premium and guideline level annual premiums.

Modified endowment contract

A life insurance policy will become a modified endowment contract if the sum of premium payments made during the first seven contract years, less a portion of withdrawals, exceeds the seven-pay limit defined in section 7702A of the Internal Revenue Code. You’ll find a detailed discussion of modified endowment contracts in Variable life insurance and your taxes in the prospectus.

Unless you’ve told us in writing that you want your policy to become a modified endowment contract, we’ll remove all or part of the premium payment from your policy as of the day we applied it and return it to you. We’ll also adjust the death benefit retroactively to that date to reflect the reduction in premium payments. If we receive such a premium within 20 days before your policy anniversary, we’ll hold it and apply it to your policy on the anniversary date.

3

In both of these situations, if we remove an excess premium from your policy, we’ll return the premium amount to you no later than 60 days after the end of the policy year. We may adjust the amount for interest or for changes in accumulated value that relate to the amount of the excess premium we’re returning to you.

If we do not return the premium amount to you within that time, we’ll increase your policy’s death benefit retroactively, to the day we applied the premium, and prospectively so that it’s always the amount necessary to ensure your policy qualifies as life insurance, or to prevent it from becoming a modified endowment contract. If we increase your death benefit, we’ll adjust cost of insurance or rider charges retroactively and prospectively to reflect the increase.

Increasing the net amount at risk

An increase in the net amount of risk occurs if the policy’s death benefit is equal to the guideline minimum death benefit, or would be equal to it once we apply your premium payment. We may choose to accept your premium payment in this situation, but before we do so, we may require satisfactory evidence of the insurability of the insured.

TRANSFER PROGRAMS

Dollar cost averaging

Our dollar cost averaging program allows you to make scheduled transfers of $50 or more between variable investment options without paying a transfer fee. Here’s how the program works:

•	You can set up this program at any time while your policy is in force.
•	You need to complete a request form to enroll in the program. You may enroll by telephone or electronically if you have a completed telephone and electronic authorization form on file.
•	You must have at least $5000 in a variable investment option to start the program.
•	We’ll automatically transfer accumulated value from one variable investment option to one or more of the other variable investment options you’ve selected.
•	We’ll process transfers as of the end of the business day on your policy’s monthly, quarterly, semi-annual or annual anniversary, depending on the interval you’ve chosen. We will not make the first transfer until after the free look transfer date in states that require us to return your premiums if you exercise your right to cancel your policy.
•	We will not charge you for the dollar cost averaging program or for transfers made under this program, even if we decide to charge you in the future for transfers outside of the program, except if we have to by law.
•	We have the right to discontinue, modify or suspend the program at any time.
•	We’ll keep making transfers at the intervals you’ve chosen until one of the following happens:
•	the total amount you’ve asked us to transfer has been transferred
•	there is no more accumulated value in the investment option you’re transferring from
•	your policy enters the grace period and is in danger of lapsing
•	you tell us in writing to cancel the program
•	we discontinue the program.

Portfolio rebalancing program

The portfolio rebalancing program automatically transfers your policy’s accumulated value among the variable investment options according to your original percentage allocations. Here’s how the program works:

•	You can set up this program at any time while your policy is in force.
•	You enroll in the program by sending us a written signed request or a completed automatic rebalancing form. You may enroll by telephone or electronically if you have a completed telephone and electronic authorization form on file.

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•	Your first rebalancing will take place on the monthly payment date you choose. You choose whether we should make transfers quarterly, semi-annually or annually, based on your policy date.
•	If you cancel this program, you must wait 30 days to begin it again.
•	You cannot use this program if you’re already using the dollar cost averaging program.
•	We do not currently charge for the portfolio rebalancing program or for transfers made under this program.
•	We can discontinue, suspend or change the program at any time.

First year transfer program

Our first year transfer program allows you to make monthly transfers during the first policy year from the Fixed account to the variable investment options or the Fixed LT account. Here’s how the program works:

•	You enroll in the program when you apply for your policy.
•	You choose a regular amount to be transferred every month for 12 months.
•	We make the first transfer on the day we allocate your first premium to the investment options you’ve chosen. Each transfer will be made on the same day every month.
•	If you sign up for this program, we’ll waive the usual transfer limit for the Fixed account during the first policy year.
•	If we make the last transfer during the second policy year, we will not count it toward the usual one transfer per year limit for the Fixed account.
•	If the accumulated value in the Fixed account is less than the amount to be transferred, we’ll transfer the balance and then cancel the program.
•	If there is accumulated value remaining in the Fixed account at the end of the program, our usual rules for the Fixed account will apply.
•	We do not currently charge for the first year transfer program or for transfers made under this program.

LOAN AND WITHDRAWAL FEATURES

Taking out a loan

When you borrow money from us, we use your policy’s accumulated value as security. You pay interest on the amount you borrow. The accumulated value set aside to secure your loan also earns interest. Here’s how it works:

•	To secure the loan, we transfer an amount equal to the amount you’re borrowing from your accumulated value in the investment options to the loan account. We’ll transfer this amount from your investment options in proportion to the accumulated value you have in each option, unless you tell us otherwise.
•	Interest owing on the amount you’ve borrowed accrues daily at an annual rate of 3.55%. Interest that has accrued during the policy year is due on your policy anniversary. If you do not pay the interest when it’s due, we’ll add it to the amount of your loan and begin accruing interest on it from the day it was due. We’ll also transfer an amount equal to the interest that was due, from your policy’s accumulated value to the loan account. We’ll transfer this amount from your investment options in proportion to the accumulated value you have in each option, unless you tell us otherwise.
•	The amount in the loan account earns interest daily at an annual rate of at least 3.0% during the first 10 policy years, and 3.3% thereafter. On your policy anniversary, we transfer the interest that has been credited to the loan account proportionately to your investment options according to your most recent allocation instructions.

How much you can borrow

The minimum amount you can borrow is $200. You can borrow up to the larger of the following amounts:

•	90% of the accumulated value, less any surrender charges that would apply if you surrendered your policy on the day you took out the loan and less any outstanding policy debt.

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•	the result of a × (b÷c) – d where:

a = the accumulated value of your policy less any surrender charges that would have applied if you surrendered your policy on the day you took out the loan, and less 12 times the most recent monthly charge

b = 1.03 during policy years 1 through 10, and 1.033 during policy year 11 and thereafter

c = 1.0355

d = any outstanding loan amount.

An example of how much you can borrow

For a policy in policy year 5 with:

•	accumulated value of $100,000
•	an outstanding loan amount of $60,000
•	a most recent monthly charge of $225

If the policy is in policy year 1 through 10 and the surrender charge is $5,000, the maximum amount you can borrow is the greater of:

$25,000

((90% × ($100,000-$5000)) - $60,000)

or

$31,809.75

(a × (b÷c)) – d, where:

a = $92,300 ($100,000 - $5,000 - (12 × $225))

b = 1.03

c = 1.0355

d = $60,000

If the policy is in policy year 11 or thereafter, and there has been no increase in face amount, the surrender charge is $0 and the maximum amount you can borrow is the greater of:

$25,500

((90% × ($100,000 - $0)) - $60,000)

or

$32,077.16

(a  ×  (b  ÷  c))  -  d, where:

a = $92,300 ($100,000 - $5,000 - ($12  ×  $225))

b = 1.033

c = 1.0355

d = $60,000)

Paying off your loan

You can pay off all or part of the loan any time while your policy is in force. Unless you tell us otherwise, we’ll generally transfer any loan payments you make proportionately to your investment options according to your most recent allocation instructions. We may, however, first transfer any loan payments you make to the fixed options, up to the amount originally transferred from the fixed options to the loan account. We’ll then transfer any excess amount to your variable investment options according to your most recent allocation instructions.

Automated income option

Our automated income option (“AIO”) program allows you to make scheduled withdrawals or loans. Here’s how the program works:

•	You can set up the income stream from your policy on either a monthly or annual basis. Each scheduled income payment must be at least $500 if you choose to receive monthly payments, or $1,000 if you choose annual payments.

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•	You may choose to receive either a fixed amount of income or an amount based on a fixed duration. Depending upon your objectives, you may wish to reduce your face amount or change your policy’s death benefit option in order to maximize your income.
•	You choose the scheduled income payment date. You may elect to have your income payments sent either by check or by electronic deposit to a bank account. The effective date of the withdrawal or loan will be the business day before any income payment date.
•	If the scheduled income payment date falls on a weekend or holiday, the actual income payment date will be the business day before the scheduled income payment date.
•	The withdrawal or loan will be taken from your policy’s investment options in proportion to the accumulated value in each option.

Upon our receipt of your AIO request form, we will run a hypothetical illustration to determine if your request can be fulfilled, or if any adjustments will be necessary. We use the illustration to test your policy for the minimum net cash surrender value requirement. Your policy must continue to have an illustrated net cash surrender value at the maturity date sufficient to meet the minimum accumulated value required to allow for payment of policy charges, including policy loan interest.

Illustrations generally will be run at an annual gross earnings rate chosen by you, not to exceed 10%. No earnings rate used is a guarantee or indication of actual earnings.

We will complete an AIO agreement form, and send it and the illustration to your registered representative for delivery to you. The AIO agreement form will confirm your income payment amount, frequency and duration, and will also confirm your policy’s cost basis and other information about your elections under the AIO program.

Unless you request otherwise, distributions under the AIO program will be taken first as withdrawals if not taxable, then they will be takes as loans.

Payments under the AIO program will begin as scheduled once we receive your signed AIO agreement form. We will send you a letter confirming the date and amount of the first income payment.

The income payments will usually remain constant during each income period, unless there is insufficient net cash surrender value to make a payment. The duration of each income period is one year, except that the first income period may differ depending on the following:

•	If the AIO program start date is six months or more from your next policy anniversary, the income period will end on the next policy anniversary. In this case, the first income period will last at least six months, but not more than one year.
•	If the AIO program start date is less than six months from your next policy anniversary, the income period will extend to the following policy anniversary. In this case, the first income period will last at least one year, but no more than 18 months.

After the first income period, and each year you remain in the AIO program, we will run an illustration after each policy anniversary. The illustration will generally be run at a rate chosen by you, not to exceed a gross annual rate of 10%. Your policy must continue to have an illustrated net cash surrender value at the maturity date sufficient to meet the minimum accumulated value required to allow for payment of policy charges, including policy loan interest. There is no charge for illustrations we run in connection with the AIO program. They do not count toward your one free illustration per year.

We will send you a letter and the illustration to notify you of any changes in your income payment amount or duration. The new income payment amount will be effective on the income payment date following the previous income period.

Over time, your policy’s actual performance, and perhaps your use of the policy’s options are likely to vary from the assumptions used in the illustrations. Changes in your policy’s investment option allocations can impact your future values and income you receive. Your policy may also be susceptible lapse.

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You are responsible to monitor your policy’s accumulated value to ensure your policy is not in danger of lapsing. You may need to make additional premium payments or loan repayments to prevent your policy from lapsing. You will not receive a notice to remind you of your scheduled premium payments while you are in the AIO program.

MORE ON POLICY CHARGES

How we calculate the surrender charge

The surrender charge and the maximum surrender charge are assessed against your policy’s accumulated value. They are based on the age and risk class of the insured for each $1000 of the initial face amount of your policy.

The amount of the surrender charge does not change during the first policy year. Starting on the first policy anniversary, we reduce the charge by 0.9259% each month until it reaches zero at the end of 10 policy years.

The maximum surrender charge does not change during the first 10 policy years, and then is reduced to zero at the end of the 10th policy year. The most we will assess on the initial face amount is $32.76 per $1000 of face amount.

Please refer to your policy and any supplemental schedule of benefits for maximum surrender charges. Sample rates for the surrender charge and maximum surrender charge appear in the prospectus as Appendix A.

An example

For a policy:

•	that insures a male select non-smoker who is age 45 when the policy is issued
•	with an initial face amount of $350,000

The surrender charge is:

•	$8,757.00 in the first policy year (($350,000 ÷ $1,000) × 25.02)
•	$2,919.16 at the end of the seventh policy year ($8,757.00 - ($8,757.00 × .9259% × 72 months))

We will never deduct more than the maximum surrender charge, which is $4,426.10.

Underwriting methods

We normally use the medical or paramedical method to assign underwriting or insurance risk classes, which may require a medical examination. We offer two additional forms of underwriting for executive and employee groups that meet specified multi-life guidelines.

Guaranteed issue may be available where an employer-employee relationship exists and where at least 10 lives will be insured. To be eligible, prospective insureds must be employed in an occupation or industry we consider an acceptable risk, must be full time employees or executives, and must be actively at work on a continuous basis during the 3-month period preceding application for insurance. Maximum age for an insured at policy issue is usually 65, but may be increased to age 70 if representing less than 5% of the group of insureds. Cost of insurance rates distinguish between executive only groups and all-employee groups, instead of on individual underwriting information.

Simplified issue may be offered where the group does not qualify for guaranteed issue. Simplified issue is a process of limited underwriting using a short form application that includes health and avocation questions to be completed by each prospective insured. We may request additional information, including an attending physician’s statement, but will not require a physical examination. Simplified issue is available to executives only, under similar criteria as guaranteed issue, except for lower participation levels and generally higher death benefits permitted per life. Cost of insurance rates are based on both individual underwriting information and executive class experience.

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The current cost of insurance rates are generally higher for policies issued under the guaranteed issue or simplified issue underwriting methods than for policies issued under the fully underwritten medical or paramedical underwriting method. Guaranteed cost of insurance charges are not affected.

The guaranteed rates include the insurance risks associated with insuring one person. They are calculated using 1980 Commissioners Standard Ordinary Mortality Tables or the 1980 Commissioners Ordinary Mortality Table B, which are used for unisex cost of insurance rates. The rates are also based on the age, gender and risk class of the insured unless unisex rates are required.

Ask your registered representative for more detailed information regarding the minimum face amount and other requirements for these underwriting methods.

Increases in face amount

Net premiums you pay are allocated to the accumulated value in your base policy and any charges, withdrawals and distributions are subtracted from that accumulated value. If you elect death benefit Option C, your death benefit on the base policy is your base policy’s face amount plus any premium payments you make and less any withdrawals and distributions.

If you increase the face amount of your base policy, add an Annual renewable term rider and/or Accounting benefit rider, and/or increase the face amount of such a rider, we do not change the above allocations. Instead, to determine the cost of insurance charge on each coverage segment, as described in the prospectus under Your policy’s accumulated value, we discount the total death benefit for all coverage segments that would have been payable at the beginning of the policy month and subtract the accumulated value in the base policy at the beginning of the month before the monthly charge is due to determine the total discounted net amount at risk for all coverage segments. We then prorate the net amount at risk for each coverage segment in the same proportion that the face amount of each coverage segment bears to the total face amount for all coverage segments. The discounted net amount at risk for each coverage segment is multiplied by the current COI rate for that coverage segment.

MORE ON PL&A AND THE POLICIES

How we’re organized

PL&A was incorporated on September 20, 1982 under the name of Pacific Financial Life Insurance Company. We merged with Pacific Financial Life Insurance Company of Arizona and assumed the name PM Group Life Insurance Company in transferring domicile from California to Arizona, which was completed in 1990. On January 1, 1999, we changed our name to our current name, PL&A.

PL&A is a stockholder owned company. As such, purchasing and owning a PL&A policy does not confer any membership rights nor ownership rights in PL&A or in any other company affiliated with PL&A.

How policies are administered

Pacific Life Insurance Company administers the policies sold under this prospectus. At the end of 2002, Pacific Life had $135 billion of individual life insurance and total admitted assets of approximately $51.3 billion. It is ranked the 15th largest life insurance carrier in the U.S. in terms of 2002 admitted assets.

Pacific Life’s principal office is at 700 Newport Center Drive, Newport Beach, CA 92660.

How policies are distributed

Pacific Select Distributors, Inc. (PSD), our affiliate, acts as the principal underwriter (“distributor”) of the policies and offers the policies on a continuous basis. PSD is located at 700 Newport Center Drive, Newport Beach, California 92660. PSD is registered as a broker-dealer with the SEC and is a member of NASD. We

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pay the maximum offering price per share on the last day of the period. PSD for acting as distributor under a distribution agreement. We and PSD enter into selling agreements with broker-dealers whose registered representatives are authorized by state insurance departments to sell the policies. Because this policy was not offered until 2003, PSD was not paid any underwriting commissions with regard to this policy in 2002.

How we pay broker-dealers

We pay broker-dealers commission for promoting, marketing and selling our policies. Broker-dealers pay a portion of the commission to their registered representatives, under their own arrangements.

Commissions are based on “target” premiums we determine.

A target premium is a hypothetical premium that is used only to calculate commissions. It varies with the death benefit option you choose, the age of the insured on the policy date, and the gender (unless unisex rates are required) and risk class of the insured. A policy’s target premium will be less than the policy’s guideline level premiums.

The commissions we pay vary with the agreement, but the most common schedule of commissions we pay is:

•	55% of premiums paid up to the first target premium in the first policy year
•	4% of premiums paid up to the first target premium after the first policy year
•	4% of the premiums paid under targets 2-10
•	2% of premiums paid in excess of the 10th target premium.

We may pay broker-dealers an annual renewal commission of up to 0.20% of a policy’s accumulated value less any outstanding loan amount. We calculate the renewal amount monthly and it becomes payable on each policy anniversary. We also pay override payments, expense and marketing allowances, bonuses, wholesaler fees and training allowances.

Registered representatives who meet certain sales levels can qualify for sales incentives programs we offer. We may also pay them non-cash compensation like expense-paid trips, expense-paid educational seminars, and merchandise.

The separate account

The separate account was established on September 24, 1998 under Arizona law under the authority of our Board of Directors. It’s registered with the SEC as a type of investment company called a unit investment trust. The SEC does not oversee the administration or investment practices or policies of the account.

The separate account is not the only investor in the Pacific Select Fund. Investments in the fund by other separate accounts for variable annuity contracts and variable life insurance contracts could cause conflicts. For more information, please see the Statement of Additional Information for the Pacific Select Fund.

Performance

Performance information may appear in advertisements, sales literature, or reports to policy owners or prospective buyers.

Information about performance of any variable account of the separate account reflects only the performance of a hypothetical policy. The calculations are based on allocating the hypothetical policy’s accumulated value to the variable account during a particular time period.

Performance information is no guarantee of how a portfolio or variable account will perform in the future. You should keep in mind the investment objectives and policies, characteristics and quality of the portfolio of the fund in which the variable account invests, and the market conditions during the period of time that’s shown.

We may show performance information in any way that’s allowed under the law that applies to it. This may include presenting a change in accumulated value due to the performance of one or more variable accounts, or as a change in a policy’s owner’s death benefit.

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We may show performance as a change in accumulated value over time or in terms of the average annual compounded rate of return on accumulated value. This would be based on allocating premium payments for a hypothetical policy to a particular variable account over certain periods of time, including one year, or from the day the variable account started operating. If a portfolio has existed for longer than its corresponding variable account, we may also show the hypothetical returns that the variable account would have achieved had it invested in the portfolio from the day the portfolio started operating.

Performance may reflect the deduction of all policy charges including premium load, the cost of insurance, the administrative charge, and the mortality and expense risk charge. The different death benefit options will result in different expenses for the cost of insurance, and the varying expenses will result in different accumulated values.

Performance may also reflect the deduction of the surrender charge, if it applies, by assuming the hypothetical policy is surrendered at the end of the particular period. At the same time, we may give other performance figures that do not assume the policy is surrendered and do not reflect any deduction of the surrender charge.

We may also show performance of the underlying portfolios based on the change in value of a hypothetical investment over time or in terms of the average annual compounded return over time. Performance of the portfolios will not reflect the deduction of policy charges. If policy charges were reflected, the performance would be lower.

In our advertisements, sales literature and reports to policy owners, we may compare performance information for a variable account to:

•	other variable life separate accounts, mutual funds, or investment products tracked by research firms, rating services, companies, publications, or persons who rank separate accounts or investment products on overall performance or other criteria
•	the Consumer Price Index, to assess the real rate of return from buying a policy by taking inflation into consideration
•	various indices that are unmanaged.

Reports and promotional literature may also contain our rating or a rating of our claims paying ability. These ratings are set by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

Yields

The yield or total return of any variable account or portfolio does not reflect the deduction of policy charges.

Money Market variable account

The “yield” (also called “current yield”) of the Money Market variable account is computed in accordance with a standard method prescribed by the SEC. The net change in the variable account’s unit value during a seven-day period is divided by the unit value at the beginning of the period to obtain a base rate of return. The current yield is generated when the base rate is “annualized” by multiplying it by the fraction 365/7; that is, the base rate of return is assumed to be generated each week over a 365-day period and is shown as a percentage of the investment. The “effective yield” of the Money Market variable account is calculated similarly but, when annualized, the base rate of return is assumed to be reinvested. The effective yield will be slightly higher than the current yield because of the compounding effect of this assumed reinvestment.

The formula for effective yield is: [(Base Period Return + 1) (To the power of  365/7)] – 1.

Realized capital gains or losses and unrealized appreciation or depreciation of the assets of the underlying Money Market portfolio are not included in the yield calculation.

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Other variable accounts

“Yield” of the other variable accounts is computed in accordance with a different standard method prescribed by the SEC. For each variable account, the net investment income (investment income less expenses) per accumulation unit earned during a specified one month or 30-day period is divided by the unit value on the last day of the specified period. This result is then annualized (that is, the yield is assumed to be generated each month or each 30-day period for a year), according to the following formula, which assumes semiannual compounding:

YIELD = 2[ (a-b + 1) (To the power of 6) - 1]

__

cd

Where:	a	=	net investment income earned during the period by the underlying portfolio of the variable account,
	b	=	expenses accrued for the period (net of reimbursements),
	c	=	the average daily number of accumulation units outstanding during the period that were entitled to receive dividends, and
	d	=	the unit value of the accumulation units on the last day of the period.

The variable accounts’ yields will vary from time to time depending upon market conditions, the composition of each portfolio and operating expenses of the fund allocated to each portfolio. Consequently, any given performance quotation should not be considered representative of the variable account’s performance in the future. Yield should also be considered relative to changes in unit values and to the relative risks associated with the investment policies and objectives of the various portfolios. In addition, because performance will fluctuate, it may not provide a basis for comparing the yield of a variable account with certain bank deposits or other investments that pay a fixed yield or return for a stated period of time.

Money Market portfolio

Current yield for the Money Market portfolio will be based on the change in the value of a hypothetical investment (exclusive of capital charges) over a particular 7-day period, less a pro-rata share of portfolio expenses accrued over that period (the “base period”), and stated as a percentage of the investment at the start of the base period (the “base period return”). The base period return is then annualized by multiplying by  365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent. “Effective yield” for the Money Market portfolio assumes that all dividends received during an annual period have been reinvested. Calculation of “effective yield” begins with the same “base period return” used in the calculation of yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

Effective Yield = [(Base Period Return + 1) (To the power of  365/7)]-1

For the 7-day period ending December 31, 2002, the current yield of the Money Market portfolio was 1.02% and the effective yield of the portfolio was 1.02%.

Other portfolios

Quotations of yield for the remaining portfolios will be based on all investment income per share earned during a particular 30-day period (including dividends and interest), less expenses accrued during the period (“net investment income”), and are computed by dividing net investment income by the maximum offering price per share on the last day of the period, according to the following formula:

YIELD = 2[ (a-b + 1) (To the power of 6) - 1]

__

cd

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where

a	=	dividends and interest earned during the period,
b	=	expenses accrued for the period (net of reimbursements),
c	=	the average daily number of shares outstanding during the period that were entitled to receive dividends, and
d	=	the maximum offering price per share on the last day of the period.

Quotations of average annual total return for a portfolio will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in the portfolio over certain periods that will include a period of one year (or, if less, up to the life of the portfolio), calculated pursuant to the following formula: P (1 + T)n = ERV (where P = a hypothetical initial payment of $1,000, T = the average annual total return for the period, n = the number of periods, and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period). Quotations of total return may also be shown for other periods. All total return figures reflect the deduction of a proportional share of portfolio expenses on an annual basis, and assume that all dividends and distributions are reinvested when paid.

Performance data

To help you understand how investment performance can affect your accumulated value in the separate account, we are including performance information based on the historical performance of the Pacific Select Fund underlying portfolios.

The following table presents the annualized total return for each portfolio for 1, 5 and 10 years, or for the period from each portfolio’s commencement of operations, if less. The figures in the table do not reflect the deduction of policy fees or expenses, which include premium loads, cost of insurance, policy administrative fees and charges, mortality and expense risk charges, surrender charges, or any other charges that may be incurred under the policy. If the charges imposed were reflected, performance would be lower.

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The results shown in this section are not an estimate or guarantee of future investment performance.

Historical Portfolios Performance

Annualized Rates of Return for Periods Ended December 31, 2002

All numbers are expressed as a percentage

Portfolios	1 year	5 years	10 Years or Since Inception
Blue Chip[1]	(25.94)		(22.37)
Aggressive Growth[1]	(22.32)		(21.09)
Diversified Research[1]	(24.19)		(6.69)
Small-Cap Equity	(23.58)	(2.63)	6.82
International Large-Cap[1]	(17.63)		(19.18)
I-Net TollkeeperSM 1	(38.62)		(38.30)
Financial Services[1]	(14.59)		(11.03)
Health Sciences[1]	(23.30)		(15.88)
Technology[1]	(46.34)		(43.75)
Telecommunications[1]	(47.06)		(46.94)
Growth LT	(28.97)	4.20	10.66
Focused 30[1]	(29.41)		(26.18)
Mid-Cap Value	(14.46)		6.25
International Value[2]	(13.91)	(5.02)	4.30
Capital Opportunities[1]	(26.78)		(21.38)
Global Growth[1]	(19.48)		(17.28)
Equity Index[3]	(22.34)	(0.84)	8.97
Small-Cap Index[3]	(21.19)		(2.00)
Multi-Strategy[4]	(13.06)	1.84	7.11
Main Street® Core[4] (formerly “Large-Cap Core”)	(28.40)	(3.06)	6.46
Emerging Markets[4]	(3.07)	(8.55)	(7.09)
Inflation Managed[5]	15.45	7.60	7.34
Managed Bond	10.93	7.30	7.56
Money Market	1.41	4.32	4.38
High Yield Bond	(3.00)	(0.04)	5.53
Equity Income[1]	(13.54)		(13.54)*
Research[1]	(21.18)		(21.18)*
Equity[6]	(26.51)	(4.93)	5.07
Aggressive Equity[6]	(25.09)	(6.74)	(3.43)
Large-Cap Value	(22.96)		(1.18)
Comstock[1,7] (formerly “Strategic Value”)	(22.15)		(15.41)
Real Estate	(0.32)		9.49
Mid-Cap Growth[1,7]	(47.03)		(34.46)

[1]	Operations commenced on January 3, 2000 for the Diversified Research and International Large-Cap portfolios; May 1, 2000 for the I-Net Tollkeeper portfolio; October 2, 2000 for the Comstock and Focused 30 portfolios; January 2, 2001 for the Blue Chip, Aggressive Growth, Financial Services, Health Sciences, Technology, Telecommunications, Capital Opportunities, Mid-Cap Growth, and Global Growth portfolios; and January 2, 2002 for the Equity Income and Research portfolios.

[2]	Lazard Asset Management began managing the International Value portfolio effective January 1, 2001. Effective dates of prior manager changes are: January 1, 1994 and June 1, 1997.

[3]	Mercury Advisors began managing the Equity Index and Small-Cap Index portfolios effective January 1, 2000.

[4]	OppenheimerFunds, Inc. began managing the Multi-Strategy, Main Street Core and Emerging Markets portfolios effective January 1, 2003. Effective dates of prior manager changes were, for the Emerging Markets portfolio: January 1, 2000; for Main Street Core: January 1, 1994, at which time some investment policies changed; and for the Multi-Strategy: January 1, 1994, at which time the investment objective and some investment policies also changed.

[5]	Prior to May 1, 2001, the investment focus of the Inflation Managed portfolio differed.

[6]	Putnam Investment Management, LLC began managing the Equity and Aggressive Equity portfolios effective December 1, 2001. Effective dates of prior manager changes for both portfolios were May 1, 1998, at which time some investment policies changed. The performance of the Equity portfolio prior to 1995 is based on the performance results of the predecessor series of Pacific Corinthian Variable Fund, the assets of which were acquired by the Fund on December 31, 1994.

[7]	Van Kampen began managing the Comstock portfolio (formerly “Strategic Value”) and Mid-Cap Growth portfolio effective May 1, 2003.

*	Total return not annualized for periods less than one full year.

14

Financial Statements

The next several pages contain the statement of assets and liabilities of Pacific Select Exec Separate Account as of December 31, 2002 and the related statement of operations for the year then ended and the statements of changes in net assets and financial highlights for each of the two years in the period then ended.

These are followed by the statements of financial condition of PL&A as of December 31, 2002 and 2001 and the related statements of operations, stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2002, which are included in this SAI so you can assess our ability to meet our obligations under the policies.

Experts

Deloitte & Touche LLP serves as the independent auditors for PL&A and the separate account. The address of Deloitte & Touche LLP is 695 Town Center Drive, Suite 1200, Costa Mesa, California 92626.

The statements of financial condition of PL&A as of December 31, 2002 and 2001 and the related statements of operations, stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2002 as well as the statement of assets and liabilities of Pacific Select Exec Separate Account as of December 31, 2002, the related statement of operations for the year then ended and statements of changes in net assets and financial highlights for each of the two years in the period then ended as included in this SAI have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

15

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

Pacific Life & Annuity Company:

We have audited the accompanying statements of assets and liabilities of Pacific Select Exec Separate Account (the “Separate Account”) (comprised of Blue Chip, Aggressive Growth, Emerging Markets, Diversified Research, Small-Cap Equity, International Large-Cap, I-Net Tollkeeper, Financial Services, Health Sciences, Technology, Telecommunications, Multi-Strategy, Large-Cap Core (formerly Equity Income), Strategic Value, Growth LT, Focused 30, Mid-Cap Value, International Value, Capital Opportunities, Mid-Cap Growth, Global Growth, Equity Index, Small-Cap Index, Real Estate (formerly REIT), Inflation Managed, Managed Bond, Money Market, High Yield Bond, Equity Income, Research, Equity, Aggressive Equity, and Large-Cap Value Variable Accounts) as of December 31, 2002, the related statements of operations for the year then ended (as to the Equity Income and Research Variable Accounts, for each of the periods from commencement of operations through December 31, 2002), and the statements of changes in net assets and financial highlights for each of the two years in the period then ended (as to the Blue Chip, Aggressive Growth, Financial Services, Health Sciences, Technology, Telecommunications, Strategic Value, Focused 30, Capital Opportunities, Mid-Cap Growth, and Global Growth Variable Accounts, for the year ended December 31, 2002, and for each of the periods from commencement of operations through December 31, 2001, and as to the Equity Income and Research Variable Accounts, for each of the periods from commencement of operations through December 31, 2002). These financial statements and financial highlights are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2002. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements and financial highlights presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective Variable Accounts constituting Pacific Select Exec Separate Account as of December 31, 2002, the results of their operations, the changes in their net assets, and the related financial highlights for the respective stated periods, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Costa Mesa, California

February 14, 2003

PACIFIC SELECT EXEC SEPARATE ACCOUNT

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2002

	Blue Chip Variable Account	Aggressive Growth Variable Account	Emerging Markets Variable Account	Diversified Research Variable Account	Small-Cap Equity Variable Account	International Large-Cap Variable Account	I-Net Tollkeeper Variable Account	Financial Services Variable Account

ASSETS

Investments:

Blue Chip Portfolio	$128,978

Aggressive Growth Portfolio		$39,188

Emerging Markets Portfolio			$21,915

Diversified Research Portfolio				$27,641

Small-Cap Equity Portfolio					$92,808

International Large-Cap Portfolio						$132,510

I-Net Tollkeeper Portfolio							$16,566

Financial Services Portfolio								$23,445

Receivables:

Due from Pacific Life & Annuity Company	2,523	—	2,493	9	—	2,489	—	8

Fund shares redeemed	—	1,415	—	—	—	—	1,365	—

Total Assets	131,501	40,603	24,408	27,650	92,808	134,999	17,931	23,453

LIABILITIES

Payables:

Due to Pacific Life & Annuity Company	—	1,415	—	—	—	—	1,365	—

Fund shares purchased	2,523	—	2,493	9	—	2,489	—	8

Total Liabilities	2,523	1,415	2,493	9	—	2,489	1,365	8

NET ASSETS	$128,978	$39,188	$21,915	$27,641	$92,808	$132,510	$16,566	$23,445

Shares Owned in each Portfolio	21,428	6,289	3,698	3,430	7,020	25,524	6,018	2,976

Cost of Investments	$146,867	$42,801	$20,469	$28,755	$108,428	$130,119	$21,578	$25,405

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2002

	Health Sciences Variable Account	Technology Variable Account	Telecom- munications Variable Account	Multi- Strategy Variable Account	Large-Cap Core Variable Account (1)	Strategic Value Variable Account	Growth LT Variable Account	Focused 30 Variable Account

ASSETS

Investments:

Health Sciences Portfolio	$122,089

Technology Portfolio		$29,236

Telecommunications Portfolio			$10,920

Multi-Strategy Portfolio				$103,600

Large-Cap Core Portfolio (1)					$331,339

Strategic Value Portfolio						$16,341

Growth LT Portfolio							$188,520

Focused 30 Portfolio								$8,541

Receivables:

Due from Pacific Life & Annuity Company	2,495	—	—	—	—	6	9	2,488

Fund shares redeemed	—	1,331	1,360	—	—	—	—	—

Total Assets	124,584	30,567	12,280	103,600	331,339	16,347	188,529	11,029

LIABILITIES

Payables:

Due to Pacific Life & Annuity Company	—	1,331	1,360	—	—	—	—	—

Fund shares purchased	2,495	—	—	—	—	6	9	2,488

Total Liabilities	2,495	1,331	1,360	—	—	6	9	2,488

NET ASSETS	$122,089	$29,236	$10,920	$103,600	$331,339	$16,341	$188,520	$8,541

Shares Owned in each Portfolio	17,245	9,225	3,875	8,303	22,247	2,396	14,413	1,702

Cost of Investments	$128,827	$35,058	$11,504	$114,401	$400,775	$17,506	$237,870	$9,601

(1) Formerly named Equity Income Variable Account and Equity Income Portfolio.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2002

	Mid-Cap Value Variable Account	International Value Variable Account	Capital Opportunities Variable Account	Mid-Cap Growth Variable Account	Global Growth Variable Account	Equity Index Variable Account	Small-Cap Index Variable Account	Real Estate Variable Account (1)

ASSETS

Investments:

Mid-Cap Value Portfolio	$239,862

International Value Portfolio		$217,418

Capital Opportunities Portfolio			$51,583

Mid-Cap Growth Portfolio				$50,952

Global Growth Portfolio					$12,757

Equity Index Portfolio						$390,876

Small-Cap Index Portfolio							$115,875

Real Estate Portfolio (1)								$109,239

Receivables:

Due from Pacific Life & Annuity Company	2,765	267	529	2,752	—	10	268	2,498

Other	—	—	—	—	2	—	—	—

Total Assets	242,627	217,685	52,112	53,704	12,759	390,886	116,143	111,737

LIABILITIES

Payables:

Fund shares purchased	2,765	267	529	2,752	—	10	268	2,498

Total Liabilities	2,765	267	529	2,752	—	10	268	2,498

NET ASSETS	$239,862	$217,418	$51,583	$50,952	$12,759	$390,876	$115,875	$109,239

Shares Owned in each Portfolio	21,061	21,166	8,367	11,847	1,863	18,697	14,379	9,041

Cost of Investments	$267,541	$208,814	$55,749	$57,762	$14,766	$482,919	$135,383	$115,879

(1) Formerly named REIT Variable Account and REIT Portfolio.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2002

	Inflation Managed Variable Account	Managed Bond Variable Account	Money Market Variable Account	High Yield Bond Variable Account	Equity Income Variable Account (1)	Research Variable Account (1)	Equity Variable Account	Aggressive Equity Variable Account	Large-Cap Value Variable Account

ASSETS

Investments:

Inflation Managed Portfolio	$439,057

Managed Bond Portfolio		$584,688

Money Market Portfolio			$1,727,329

High Yield Bond Portfolio				$283,043

Equity Income Portfolio					$14,829

Research Portfolio						$373

Equity Portfolio							$25,445

Aggressive Equity Portfolio								$45,138

Large-Cap Value Portfolio									$172,037

Receivables:

Due from Pacific Life & Annuity Company	1	12	—	2,487	530	—	3,020	536	528

Fund shares redeemed	—	—	5,297	—	—	—	—	—	—

Total Assets	439,058	584,700	1,732,626	285,530	15,359	373	28,465	45,674	172,565

LIABILITIES

Payables:

Due to Pacific Life & Annuity Company	—	—	5,297	—	—	—	—	—	—

Fund shares purchased	1	12	—	2,487	530	—	3,020	536	528

Total Liabilities	1	12	5,297	2,487	530	—	3,020	536	528

NET ASSETS	$439,057	$584,688	$1,727,329	$283,043	$14,829	$373	$25,445	$45,138	$172,037

Shares Owned in each Portfolio	36,413	50,445	171,215	45,045	1,730	47	1,810	6,569	19,231

Cost of Investments	$412,219	$561,989	$1,727,506	$284,509	$16,371	$451	$30,456	$53,527	$186,955

(1) Operations commenced during 2002 (See Note 1 to Financial Statements).

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

	Blue Chip Variable Account	Aggressive Growth Variable Account	Emerging Markets Variable Account	Diversified Research Variable Account	Small-Cap Equity Variable Account	International Large-Cap Variable Account	I-Net Tollkeeper Variable Account	Financial Services Variable Account

INVESTMENT INCOME

Dividends	$146	$—	$84	$78	$574	$1,409	$—	$64

Net Investment Income	146	—	84	78	574	1,409	—	64

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Net realized loss from security transactions	(12,194)	(5,267)	(402)	(3,197)	(13,085)	(1,750)	(8,415)	(3,433)

Net unrealized appreciation (depreciation) on investments	(17,989)	(4,810)	(273)	(2,808)	(17,866)	2,068	(1,195)	(2,350)

Net Realized and Unrealized Gain (Loss) on Investments	(30,183)	(10,077)	(675)	(6,005)	(30,951)	318	(9,610)	(5,783)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	($30,037)	($10,077)	($591)	($5,927)	($30,377)	$1,727	($9,610)	($5,719)

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2002

	Health Sciences Variable Account	Technology Variable Account	Telecom- munications Variable Account	Multi- Strategy Variable Account	Large-Cap Core Variable Account (1)	Strategic Value Variable Account	Growth LT Variable Account	Focused 30 Variable Account

INVESTMENT INCOME

Dividends	$—	$—	$2	$2,820	$2,578	$11	$1,789	$9

Net Investment Income	—	—	2	2,820	2,578	11	1,789	9

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Net realized loss from security transactions	(5,634)	(11,637)	(9,437)	(2,535)	(8,391)	(3,457)	(29,310)	(739)

Net unrealized depreciation on investments	(7,196)	(9,074)	(537)	(11,359)	(75,300)	(1,533)	(31,638)	(1,080)

Net Realized and Unrealized Loss on Investments	(12,830)	(20,711)	(9,974)	(13,894)	(83,691)	(4,990)	(60,948)	(1,819)

NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	($12,830)	($20,711)	($9,972)	($11,074)	($81,113)	($4,979)	($59,159)	($1,810)

(1)	Formerly named Equity Income Variable Account.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2002

	Mid-Cap Value Variable Account	International Value Variable Account	Capital Opportunities Variable Account	Mid-Cap Growth Variable Account	Global Growth Variable Account	Equity Index Variable Account	Small-Cap Index Variable Account	Real Estate Variable Account (1)

INVESTMENT INCOME

Dividends	$11,857	$2,298	$101	$—	$—	$22,179	$846	$4,467

Net Investment Income	11,857	2,298	101	—	—	22,179	846	4,467

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Net realized loss from security transactions	(14,567)	(25,913)	(3,120)	(20,263)	(368)	(13,704)	(3,952)	(1,377)

Net unrealized appreciation (depreciation) on investments	(35,239)	10,320	(6,574)	(7,980)	(2,251)	(87,766)	(19,390)	(7,988)

Net Realized and Unrealized Loss on Investments	(49,806)	(15,593)	(9,694)	(28,243)	(2,619)	(101,470)	(23,342)	(9,365)

NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	($37,949)	($13,295)	($9,593)	($28,243)	($2,619)	($79,291)	($22,496)	($4,898)

(1)	Formerly named REIT Variable Account.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2002

	Inflation Managed Variable Account	Managed Bond Variable Account	Money Market Variable Account	High Yield Bond Variable Account	Equity Income Variable Account (1)	Research Variable Account (1)	Equity Variable Account	Aggressive Equity Variable Account	Large-Cap Value Variable Account

INVESTMENT INCOME

Dividends	$5,615	$22,251	$20,229	$8,223	$125	$1	$103	$—	$1,696

Net Investment Income	5,615	22,251	20,229	8,223	125	1	103	—	1,696

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Net realized gain (loss) from security transactions	(1,301)	373	(910)	(5,077)	(301)	(8)	(2,504)	(4,549)	(17,607)

Net unrealized appreciation (depreciation) on investments	27,274	23,214	507	(299)	(1,542)	(79)	(4,999)	(9,437)	(16,719)

Net Realized and Unrealized Gain (Loss) on Investments	25,973	23,587	(403)	(5,376)	(1,843)	(87)	(7,503)	(13,986)	(34,326)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$31,588	$45,838	$19,826	$2,847	($1,718)	($86)	($7,400)	($13,986)	($32,630)

(1) Operations commenced during 2002 (see Note 1 to Financial Statements).

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR ENDED DECEMBER 31, 2002

	Blue Chip Variable Account	Aggressive Growth Variable Account	Emerging Markets Variable Account	Diversified Research Variable Account	Small-Cap Equity Variable Account	International Large-Cap Variable Account	I-Net Tollkeeper Variable Account	Financial Services Variable Account

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS

Net investment income	$146	$—	$84	$78	$574	$1,409	$—	$64

Net realized loss from security transactions	(12,194)	(5,267)	(402)	(3,197)	(13,085)	(1,750)	(8,415)	(3,433)

Net unrealized appreciation (depreciation) on investments	(17,989)	(4,810)	(273)	(2,808)	(17,866)	2,068	(1,195)	(2,350)

Net Increase (Decrease) in Net Assets Resulting from Operations	(30,037)	(10,077)	(591)	(5,927)	(30,377)	1,727	(9,610)	(5,719)

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS

Transfer of net premiums	62,944	18,369	7,426	8,112	34,821	39,705	8,943	13,818

Transfers between variable accounts, net	73,727	12,731	757	15,918	61,334	31,198	155	10,973

Transfers—policy charges and deductions	(26,960)	(11,227)	(5,200)	(6,995)	(24,385)	(24,028)	(5,692)	(6,483)

Transfers—surrender	(115)	—	—	—	(216)	(192)	—	—

Transfers—other	(809)	98	1	(839)	(131)	(918)	118	(393)

Net Increase in Net Assets Derived from Policy Transactions	108,787	19,971	2,984	16,196	71,423	45,765	3,524	17,915

NET INCREASE (DECREASE) IN NET ASSETS	78,750	9,894	2,393	10,269	41,046	47,492	(6,086)	12,196

NET ASSETS

Beginning of Year	50,228	29,294	19,522	17,372	51,762	85,018	22,652	11,249

End of Year	$128,978	$39,188	$21,915	$27,641	$92,808	$132,510	$16,566	$23,445

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2002

	Health Sciences Variable Account	Technology Variable Account	Telecom- munications Variable Account	Multi- Strategy Variable Account	Large-Cap Core Variable Account (1)	Strategic Value Variable Account	Growth LT Variable Account	Focused 30 Variable Account

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS

Net investment income	$—	$—	$2	$2,820	$2,578	$11	$1,789	$9

Net realized loss from security transactions	(5,634)	(11,637)	(9,437)	(2,535)	(8,391)	(3,457)	(29,310)	(739)

Net unrealized depreciation on investments	(7,196)	(9,074)	(537)	(11,359)	(75,300)	(1,533)	(31,638)	(1,080)

Net Decrease in Net Assets Resulting from Operations	(12,830)	(20,711)	(9,972)	(11,074)	(81,113)	(4,979)	(59,159)	(1,810)

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS

Transfer of net premiums	106,421	22,337	9,575	41,242	39,507	13,294	85,115	6,554

Transfers between variable accounts, net	35,641	11,246	4,083	52,745	269,552	6,795	69,875	7,404

Transfers—policy charges and deductions	(21,763)	(10,644)	(3,723)	(19,060)	(27,711)	(6,077)	(36,965)	(3,818)

Transfers—surrender	—	(58)	—	—	—	—	(245)	—

Transfers—other	(604)	(307)	143	(448)	(3,678)	952	(4)	—

Net Increase in Net Assets Derived from Policy Transactions	119,695	22,574	10,078	74,479	277,670	14,964	117,776	10,140

NET INCREASE IN NET ASSETS	106,865	1,863	106	63,405	196,557	9,985	58,617	8,330

NET ASSETS

Beginning of Year	15,224	27,373	10,814	40,195	134,782	6,356	129,903	211

End of Year	$122,089	$29,236	$10,920	$103,600	$331,339	$16,341	$188,520	$8,541

(1)	Formerly named Equity Income Variable Account.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2002

	Mid-Cap Value Variable Account	International Value Variable Account	Capital Opportunities Variable Account	Mid-Cap Growth Variable Account	Global Growth Variable Account	Equity Index Variable Account	Small-Cap Index Variable Account	Real Estate Variable Account (1)

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS

Net investment income	$11,857	$2,298	$101	$—	$—	$22,179	$846	$4,467

Net realized loss from security transactions	(14,567)	(25,913)	(3,120)	(20,263)	(368)	(13,704)	(3,952)	(1,377)

Net unrealized appreciation (depreciation) on investments	(35,239)	10,320	(6,574)	(7,980)	(2,251)	(87,766)	(19,390)	(7,988)

Net Decrease in Net Assets Resulting from Operations	(37,949)	(13,295)	(9,593)	(28,243)	(2,619)	(79,291)	(22,496)	(4,898)

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS

Transfer of net premiums	79,320	38,537	13,238	24,251	2,575	45,518	35,776	15,214

Transfers between variable accounts, net	161,454	94,456	24,720	50,627	6,012	264,266	109,884	83,783

Transfers—policy charges and deductions	(51,125)	(23,514)	(7,062)	(13,124)	(3,025)	(38,567)	(23,094)	(14,732)

Transfers—surrender	(119)	(21)	—	—	—	(135)	—	—

Transfers—other	(1,799)	1,317	32	(365)	2	(4,587)	(2,201)	(226)

Net Increase in Net Assets Derived from Policy Transactions	187,731	110,775	30,928	61,389	5,564	266,495	120,365	84,039

NET INCREASE IN NET ASSETS	149,782	97,480	21,335	33,146	2,945	187,204	97,869	79,141

NET ASSETS

Beginning of Year	90,080	119,938	30,248	17,806	9,814	203,672	18,006	30,098

End of Year	$239,862	$217,418	$51,583	$50,952	$12,759	$390,876	$115,875	$109,239

(1)	Formerly named REIT Variable Account.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2002

	Inflation Managed Variable Account	Managed Bond Variable Account	Money Market Variable Account	High Yield Bond Variable Account	Equity Income Variable Account (1)	Research Variable Account (1)	Equity Variable Account	Aggressive Equity Variable Account	Large-Cap Value Variable Account

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS

Net investment income	$5,615	$22,251	$20,229	$8,223	$125	$1	$103	$—	$1,696

Net realized gain (loss) from security transactions	(1,301)	373	(910)	(5,077)	(301)	(8)	(2,504)	(4,549)	(17,607)

Net unrealized appreciation (depreciation) on investments	27,274	23,214	507	(299)	(1,542)	(79)	(4,999)	(9,437)	(16,719)

Net Increase (Decrease) in Net Assets Resulting from Operations	31,588	45,838	19,826	2,847	(1,718)	(86)	(7,400)	(13,986)	(32,630)

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS

Transfer of net premiums	682,490	82,859	4,384,398	104,824	6,869	—	14,730	35,137	85,444

Transfers between variable accounts, net	140,037	369,024	(3,024,821)	177,579	12,724	505	5,772	7,435	83,511

Transfers—policy charges and deductions	(45,641)	(56,987)	(432,527)	(32,888)	(3,056)	(47)	(6,771)	(18,545)	(42,183)

Transfers—surrender	(25)	(123)	(13)	(109)	—	—	—	(69)	(61)

Transfers—other	(442,878)	(2,313)	(407,459)	(101)	10	1	(297)	(584)	2,347

Net Increase in Net Assets Derived from Policy Transactions	333,983	392,460	519,578	249,305	16,547	459	13,434	23,374	129,058

NET INCREASE IN NET ASSETS	365,571	438,298	539,404	252,152	14,829	373	6,034	9,388	96,428

NET ASSETS

Beginning of Year	73,486	146,390	1,187,925	30,891	—	—	19,411	35,750	75,609

End of Year	$439,057	$584,688	$1,727,329	$283,043	$14,829	$373	$25,445	$45,138	$172,037

(1)	Operations commenced during 2002 (see Note 1 to Financial Statements).

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR ENDED DECEMBER 31, 2001

	Blue Chip Variable Account (1)	Aggressive Growth Variable Account (1)	Emerging Markets Variable Account	Diversified Research Variable Account	Small-Cap Equity Variable Account	International Large-Cap Variable Account	I-Net Tollkeeper Variable Account	Financial Services Variable Account (1)

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS

Net investment income	$26	$—	$29	$20	$3,327	$316	$—	$28

Net realized loss from security transactions	(466)	(238)	(545)	(374)	(2,320)	(2,355)	(4,447)	(216)

Net unrealized appreciation (depreciation) on investments	101	1,197	1,829	1,669	2,575	539	(1,119)	390

Net Increase (Decrease) in Net Assets Resulting from Operations	(339)	959	1,313	1,315	3,582	(1,500)	(5,566)	202

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS

Transfer of net premiums	10,047	2,384	7,554	19,529	21,338	30,965	7,231	3,913

Transfers between variable accounts, net	43,974	27,433	12,288	2,908	32,536	62,190	16,382	8,870

Transfers—policy charges and deductions	(3,364)	(1,472)	(2,850)	(2,298)	(7,035)	(9,971)	(3,594)	(496)

Transfers—other	(90)	(10)	(414)	(4,976)	(3,350)	(3,342)	(280)	(1,240)

Net Increase in Net Assets Derived from Policy Transactions	50,567	28,335	16,578	15,163	43,489	79,842	19,739	11,047

NET INCREASE IN NET ASSETS	50,228	29,294	17,891	16,478	47,071	78,342	14,173	11,249

NET ASSETS

Beginning of Year	—	—	1,631	894	4,691	6,676	8,479	—

End of Year	$50,228	$29,294	$19,522	$17,372	$51,762	$85,018	$22,652	$11,249

(1)	Operations commenced on May 1, 2001 for the Blue Chip and Aggressive Growth Variable Accounts, and May 23, 2001 for the Financial Services Variable Account.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2001

	Health Sciences Variable Account (1)	Technology Variable Account (1)	Telecom- munications Variable Account (1)	Multi- Strategy Variable Account	Large-Cap Core Variable Account (2)	Strategic Value Variable Account (1)	Growth LT Variable Account	Focused 30 Variable Account (1)

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS

Net investment income	$—	$—	$10	$644	$855	$10	$11,777	$—

Net realized loss from security transactions	(7)	(131)	(482)	(773)	(1,532)	(166)	(13,067)	(3)

Net unrealized appreciation (depreciation) on investments	458	3,252	(47)	843	5,961	368	(14,371)	20

Net Increase (Decrease) in Net Assets Resulting from Operations	451	3,121	(519)	714	5,284	212	(15,661)	17

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS

Transfer of net premiums	6,128	3,234	2,602	17,054	37,120	2,762	32,392	122

Transfers between variable accounts, net	10,976	22,506	10,438	21,254	97,759	4,940	116,641	177

Transfers—policy charges and deductions	(1,136)	(1,116)	(482)	(4,543)	(8,561)	(1,613)	(20,604)	(106)

Transfers—other	(1,195)	(372)	(1,225)	(4,035)	(4,451)	55	(1,745)	1

Net Increase in Net Assets Derived from Policy Transactions	14,773	24,252	11,333	29,730	121,867	6,144	126,684	194

NET INCREASE IN NET ASSETS	15,224	27,373	10,814	30,444	127,151	6,356	111,023	211

NET ASSETS

Beginning of Year	—	—	—	9,751	7,631	—	18,880	—

End of Year	$15,224	$27,373	$10,814	$40,195	$134,782	$6,356	$129,903	$211

(1)	Operations commenced on May 23, 2001 for the Health Sciences, Technology, Telecommunications, and Focused 30 Variable Accounts, and February 27, 2001 for the Strategic Value Variable Account.

(2)	Formerly named Equity Income Variable Account.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2001

	Mid-Cap Value Variable Account	International Value Variable Account	Capital Opportunities Variable Account (1)	Mid-Cap Growth Variable Account (1)	Global Growth Variable Account (1)	Equity Index Variable Account	Small-Cap Index Variable Account	Real Estate Variable Account (2)

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS

Net investment income	$1,518	$1,070	$35	$—	$—	$1,536	$1,460	$762

Net realized loss from security transactions	(979)	(1,735)	(320)	(98)	(11)	(1,660)	(1,606)	(115)

Net unrealized appreciation (depreciation) on investments	7,276	(1,930)	2,409	1,170	242	(3,433)	(141)	1,331

Net Increase (Decrease) in Net Assets Resulting from Operations	7,815	(2,595)	2,124	1,072	231	(3,557)	(287)	1,978

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS

Transfer of net premiums	42,478	29,817	1,296	3,740	136	55,114	3,694	9,058

Transfers between variable accounts, net	60,725	91,778	27,830	15,222	9,577	149,665	22,589	22,464

Transfers—policy charges and deductions	(22,081)	(9,224)	(975)	(986)	(130)	(13,928)	(11,294)	(3,472)

Transfers—other	(4,558)	(64)	(27)	(1,242)	—	(330)	34	(621)

Net Increase in Net Assets Derived from Policy Transactions	76,564	112,307	28,124	16,734	9,583	190,521	15,023	27,429

NET INCREASE IN NET ASSETS	84,379	109,712	30,248	17,806	9,814	186,964	14,736	29,407

NET ASSETS

Beginning of Year	5,701	10,226	—	—	—	16,708	3,270	691

End of Year	$90,080	$119,938	$30,248	$17,806	$9,814	$203,672	$18,006	$30,098

(1)	Operations commenced on May 1, 2001 for the Capital Opportunities Variable Account, July 9, 2001 for the Mid-Cap Growth Variable Account, and June 14, 2001 for the Global Growth Variable Account.

(2)	Formerly named REIT Variable Account.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2001

	Inflation Managed Variable Account	Managed Bond Variable Account	Money Market Variable Account	High Yield Bond Variable Account	Equity Variable Account	Aggressive Equity Variable Account	Large-Cap Value Variable Account

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS

Net investment income	$930	$3,035	$36,553	$2,455	$596	$—	$1,032

Net realized loss from security transactions	(84)	(121)	(913)	(5,105)	(962)	(2,770)	(1,352)

Net unrealized appreciation (depreciation) on investments	(573)	(586)	(569)	(1,107)	101	1,406	1,381

Net Increase (Decrease) in Net Assets Resulting from Operations	273	2,328	35,071	(3,757)	(265)	(1,364)	1,061

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS

Transfer of net premiums	15,084	33,899	2,387,418	3,994	9,944	19,469	40,885

Transfers between variable accounts, net	53,395	114,499	(1,178,044)	38,759	11,433	28,867	37,756

Transfers—policy charges and deductions	(7,000)	(10,690)	(155,812)	(12,112)	(2,967)	(13,350)	(17,795)

Transfers—other	(14)	(726)	(5,845)	7	40	(764)	(2,430)

Net Increase in Net Assets Derived from Policy Transactions	61,465	136,982	1,047,717	30,648	18,450	34,222	58,416

NET INCREASE IN NET ASSETS	61,738	139,310	1,082,788	26,891	18,185	32,858	59,477

NET ASSETS

Beginning of Year	11,748	7,080	105,137	4,000	1,226	2,892	16,132

End of Year	$73,486	$146,390	$1,187,925	$30,891	$19,411	$35,750	$75,609

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

FINANCIAL HIGHLIGHTS

Selected accumulation unit value (AUV), total units outstanding, total net assets, ratios of investment income to average daily net assets, and total returns for the years ended December 31, 2002 and 2001 are shown in the table below. The ratio of expenses to average daily net assets was 0.00% for all Variable Accounts, as the operating expenses of the Separate Account are paid by Pacific Life & Annuity.

For the Year or Period Ended	AUV at End of Year	Number of Units Outstanding	Total Net Assets	Ratios of Investment Income to Average Net Assets (1)	Total Returns (2)

Blue Chip

2002	$6.39	20,186	$128,978	0.16%	(25.94%)

05/01/2001 – 12/31/2001 (3)	8.63	5,822	50,228	0.23%	(12.52%)

Aggressive Growth

2002	$6.77	5,788	$39,188	0.00%	(22.32%)

05/01/2001 – 12/31/2001 (3)	8.72	3,361	29,294	0.00%	(11.78%)

Emerging Markets

2002	$7.24	3,025	$21,915	0.47%	(3.07%)

2001 (3)	7.47	2,612	19,522	0.38%	(9.32%)

Diversified Research

2002	$7.83	3,528	$27,641	0.35%	(24.19%)

2001 (3)	10.33	1,681	17,372	0.36%	(2.05%)

Small-Cap Equity

2002	$6.09	15,248	$92,808	0.64%	(23.58%)

2001 (3)	7.96	6,499	51,762	13.92%	(1.75%)

International Large-Cap

2002	$6.20	21,382	$132,510	1.03%	(17.63%)

2001 (3)	7.52	11,301	85,018	0.86%	(18.63%)

I-Net Tollkeeper

2002	$3.00	5,531	$16,566	0.00%	(38.62%)

2001 (3)	4.88	4,642	22,652	0.00%	(32.93%)

Financial Services

2002	$7.93	2,958	$23,445	0.34%	(14.59%)

05/23/2001 – 12/31/2001 (3)	9.28	1,212	11,249	1.15%	(6.93%)

Health Sciences

2002	$7.73	15,790	$122,089	0.00%	(23.30%)

05/23/2001 – 12/31/2001 (3)	10.08	1,510	15,224	0.00%	2.05%

Technology

2002	$3.90	7,503	$29,236	0.00%	(46.34%)

05/23/2001 – 12/31/2001 (3)	7.26	3,769	27,373	0.00%	(25.70%)

Telecommunications

2002	$3.35	3,258	$10,920	0.02%	(47.06%)

05/23/2001 – 12/31/2001 (3)	6.33	1,708	10,814	0.49%	(36.10%)

Multi-Strategy

2002	$8.38	12,357	$103,600	3.61%	(13.06%)

2001 (3)	9.64	4,168	40,195	2.73%	(0.79%)

Large-Cap Core (4)

2002	$6.46	51,270	$331,339	1.03%	(28.40%)

2001	9.03	14,933	134,782	1.94%	(7.87%)

Strategic Value

2002	$6.76	2,416	$16,341	0.08%	(22.15%)

02/27/2001 – 12/31/2001 (3)	8.69	731	6,356	0.65%	(12.47%)

Growth LT

2002	$4.00	47,167	$188,520	1.01%	(28.97%)

2001 (3)	5.63	23,085	129,903	16.76%	(28.84%)

Focused 30

2002	$7.09	1,204	$8,541	0.20%	(29.41%)

05/23/2001 – 12/31/2001 (3)	10.05	21	211	0.00%	0.59%

Mid-Cap Value

2002	$10.38	23,099	$239,862	6.45%	(14.46%)

2001 (3)	12.14	7,420	90,080	3.38%	13.93%

International Value

2002	$6.52	33,334	$217,418	1.14%	(13.91%)

2001 (3)	7.58	15,832	119,938	2.39%	(22.30%)

See Notes to Financial Statements	See explanation of references on page SA-19

PACIFIC SELECT EXEC SEPARATE ACCOUNT

FINANCIAL HIGHLIGHTS (Continued)

For the Year or Period Ended	AUV at End of Year	Number of Units Outstanding	Total Net Assets	Ratios of Investment Income to Average Net Assets (1)	Total Returns (2)

Capital Opportunities

2002	$6.05	8,524	$51,583	0.29%	(26.78%)

05/01/2001 – 12/31/2001 (3)	8.26	3,660	30,248	0.53%	(16.62%)

Mid-Cap Growth

2002	$4.80	10,618	$50,952	0.00%	(47.03%)

07/09/2001 – 12/31/2001 (3)	9.06	1,965	17,806	0.00%	(8.34%)

Global Growth

2002	$7.33	1,740	$12,759	0.00%	(19.48%)

06/14/2001 – 12/31/2001 (3)	9.11	1,078	9,814	0.00%	(8.61%)

Equity Index

2002	$6.29	62,159	$390,876	7.14%	(22.34%)

2001 (3)	8.10	25,152	203,672	1.50%	(11.18%)

Small-Cap Index

2002	$7.99	14,509	$115,875	1.07%	(21.19%)

2001 (3)	10.13	1,777	18,006	10.34%	2.78%

Real Estate (5)

2002	$11.28	9,680	$109,239	6.07%	(0.32%)

2001 (3)	11.32	2,659	30,098	6.56%	8.79%

Inflation Managed

2002	$12.34	35,589	$439,057	2.77%	15.45%

2001 (3)	10.69	6,877	73,486	3.23%	4.28%

Managed Bond

2002	$12.26	47,700	$584,688	5.67%	10.93%

2001 (3)	11.05	13,249	146,390	5.42%	6.65%

Money Market

2002	$10.79	160,151	$1,727,329	1.43%	1.41%

2001 (3)	10.64	111,698	1,187,925	3.59%	3.85%

High Yield Bond

2002	$9.45	29,958	$283,043	9.26%	(3.00%)

2001 (3)	9.74	3,171	30,891	9.15%	1.17%

Equity Income (6)

02/25/2002 – 12/31/2002	$8.65	1,715	$14,829	1.51%	(13.54%)

Research (6)

03/04/2002 –12/31/2002	$7.93	47	$373	0.41%	(20.68%)

Equity

2002	$5.20	4,895	$25,445	0.45%	(26.51%)

2001 (3)	7.07	2,744	19,411	7.41%	(20.84%)

Aggressive Equity

2002	$5.21	8,660	$45,138	0.00%	(25.09%)

2001 (3)	6.96	5,138	35,750	0.00%	(16.90%)

Large-Cap Value

2002	$7.55	22,798	$172,037	1.49%	(22.96%)

2001 (3)	9.79	7,719	75,609	2.97%	(3.04%)

(1)	The ratios of investment income to average daily net assets are annualized for periods of less than one full year.

(2)	Total returns do not include deductions at the separate account or contract level for any mortality and expense risk charges, cost of insurance charges, premium loads, administrative charges, maintenance fees, premium tax charges, surrender charges or other charges that may be incurred under a contract which, if incurred, would have resulted in lower returns. Total returns are not annualized for periods of less than one full year.

(3)	Total returns were calculated through December 28, 2001, the last business day of the fiscal year for the Separate Account.

(4)	The Large-Cap Core Variable Account was formerly named Equity Income Variable Account.

(5)	The Real Estate Variable Account was formerly named REIT Variable Account.

(6)	Operations commenced during 2002 (See Note 1 to Financial Statements).

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

The Pacific Select Exec Separate Account (the “Separate Account”) is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and as of December 31, 2002 is comprised of thirty-three subaccounts called Variable Accounts: the Blue Chip, Aggressive Growth, Emerging Markets, Diversified Research, Small-Cap Equity, International Large-Cap, I-Net Tollkeeper, Financial Services, Health Sciences, Technology, Telecommunications, Multi-Strategy, Large-Cap Core (formerly Equity Income), Strategic Value, Growth LT, Focused 30, Mid-Cap Value, International Value, Capital Opportunities, Mid-Cap Growth, Global Growth, Equity Index, Small-Cap Index, Real Estate (formerly REIT), Inflation Managed, Managed Bond, Money Market, High Yield Bond, Equity Income, Research, Equity, Aggressive Equity, and Large-Cap Value Variable Accounts. The assets in each Variable Account are invested in shares of the corresponding portfolios of Pacific Select Fund (the “Fund”), each of which pursues different investment objectives and policies. The financial statements of the Fund, including the schedules of investments, are provided separately and should be read in conjunction with the Separate Account’s financial statements.

The Separate Account has organized and registered with the Securities and Exchange Commission two new Variable Accounts that began operations in 2002: the Equity Income and Research Variable Accounts. The Equity Income Variable Account commenced operations on February 25, 2002 and the Research Variable Account commenced operations on March 4, 2002.

The Separate Account was established by Pacific Life & Annuity Company (“PL&A”), a wholly-owned subsidiary of Pacific Life Insurance Company (“Pacific Life”), on September 24, 1998 and commenced operations on August 15, 2000. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the other assets and liabilities of PL&A. The assets of the Separate Account will not be charged with any liabilities arising out of any other business conducted by PL&A, but the obligations of the Separate Account, including benefits related to variable life insurance, are obligations of PL&A.

The Separate Account held by PL&A represents funds from individual flexible premium variable life insurance policies. The assets of the Separate Account are carried at market value.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for investment companies which require management to make certain estimates and assumptions at the date of the financial statements. Actual results could differ from those estimates.

A. Valuation of Investments

Investments in shares of the Fund are valued at the reported net asset values of the respective portfolios. Valuation of securities held by the Fund is discussed in the notes to its financial statements.

B. Security Transactions and Investment Income

Transactions are recorded on the trade date. Realized gains and losses on sales of investments are determined on the basis of identified cost. Dividend income is recorded on the ex-dividend date.

C. Federal Income Taxes

The operations of the Separate Account will be reported on the Federal income tax return of PL&A, which is taxed as an insurance company under the provisions of the Tax Reform Act of 1986. Under current tax law, no Federal income taxes are expected to be paid by PL&A with respect to the operations of the Separate Account.

2. DIVIDENDS

During 2002, the Fund declared dividends for each portfolio, except for the Aggressive Growth, I-Net Tollkeeper, Health Sciences, Technology, Mid-Cap Growth, Global Growth, and Aggressive Equity Portfolios. The amounts accrued by the Separate Account for its share of the dividends were reinvested in additional full and fractional shares of the related portfolios.

3. CHARGES AND EXPENSES

With respect to variable life insurance policies funded by the Separate Account, PL&A makes certain deductions from premiums for sales load and premium tax charges before amounts are allocated to the Separate Account. PL&A also makes certain deductions from the net assets of each Variable Account for the mortality and expense risks PL&A assumes, administrative expenses, cost of insurance, charges for optional benefits and any sales and underwriting surrender charges. The operating expenses of the Separate Account are paid by PL&A.

4. RELATED PARTY AGREEMENT

Pacific Select Distributors, Inc., a wholly-owned subsidiary of Pacific Life, serves as principal underwriter of variable life insurance policies funded by interests in the Separate Account, without remuneration from the Separate Account.

PACIFIC SELECT EXEC SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS (Continued)

5. SEPARATE ACCOUNT'S COST OF INVESTMENTS IN THE FUND SHARES

The cost of investments in the Fund shares are determined on an identified cost basis, which represents the amount available for investment (including reinvested distributions of net investment income and realized gains). A reconciliation of total cost and market value of the Separate Account's investments in the Fund as of December 31, 2002 were as follows:

	Variable Accounts

	Blue Chip	Aggressive Growth	Emerging Markets	Diversified Research	Small-Cap Equity	International Large-Cap	I-Net Tollkeeper

Total cost of investments at beginning of year	$50,127	$28,097	$17,803	$15,679	$49,516	$84,695	$26,469

Add: Total net proceeds from policy transactions	163,441	49,567	17,154	28,077	125,268	2,698,007	12,143

Reinvested distributions from the Fund:

(a) Dividends from net investment income	146	—	84	78	574	1,409	—

(b) Distributions from capital gains	—	—	—	—	—	—	—

Sub-Total	213,714	77,664	35,041	43,834	175,358	2,784,111	38,612

Less: Cost of investments disposed during the year	66,847	34,863	14,572	15,079	66,930	2,653,992	17,034

Total cost of investments at end of year	146,867	42,801	20,469	28,755	108,428	130,119	21,578

Add: Unrealized appreciation (depreciation)	(17,889)	(3,613)	1,446	(1,114)	(15,620)	2,391	(5,012)

Total market value of investments at end of year	$128,978	$39,188	$21,915	$27,641	$92,808	$132,510	$16,566

	Financial Services	Health Sciences	Tech- nology	Telecom- munications	Multi- Strategy	Large-Cap Core (1)	Strategic Value

Total cost of investments at beginning of year	$10,859	$14,766	$24,121	$10,861	$39,637	$128,919	$5,988

Add: Total net proceeds from policy transactions	63,771	181,394	66,573	50,825	90,557	299,606	33,427

Reinvested distributions from the Fund:

(a) Dividends from net investment income	64	—	—	2	1,927	2,578	11

(b) Distributions from capital gains	—	—	—	—	893	—	—

Sub-Total	74,694	196,160	90,694	61,688	133,014	431,103	39,426

Less: Cost of investments disposed during the year	49,289	67,333	55,636	50,184	18,613	30,328	21,920

Total cost of investments at end of year	25,405	128,827	35,058	11,504	114,401	400,775	17,506

Add: Unrealized depreciation	(1,960)	(6,738)	(5,822)	(584)	(10,801)	(69,436)	(1,165)

Total market value of investments at end of year	$23,445	$122,089	$29,236	$10,920	$103,600	$331,339	$16,341

	Growth LT	Focused 30	Mid-Cap Value	Inter- national Value	Capital Opportuni- ties	Mid-Cap Growth	Global Growth

Total cost of investments at beginning of year	$147,615	$191	$82,520	$121,654	$27,839	$16,636	$9,572

Add: Total net proceeds from policy transactions	155,420	13,033	268,689	2,384,455	40,494	102,307	8,045

Reinvested distributions from the Fund:

(a) Dividends from net investment income	1,789	9	988	2,298	101	—	—

(b) Distributions from capital gains	—	—	10,869	—	—	—	—

Sub-Total	304,824	13,233	363,066	2,508,407	68,434	118,943	17,617

Less: Cost of investments disposed during the year	66,954	3,632	95,525	2,299,593	12,685	61,181	2,851

Total cost of investments at end of year	237,870	9,601	267,541	208,814	55,749	57,762	14,766

Add: Unrealized appreciation (depreciation)	(49,350)	(1,060)	(27,679)	8,604	(4,166)	(6,810)	(2,009)

Total market value of investments at end of year	$188,520	$8,541	$239,862	$217,418	$51,583	$50,952	$12,757

	Equity Index	Small-Cap Index	Real Estate (2)	Inflation Managed	Managed Bond	Money Market	High Yield Bond

Total cost of investments at beginning of year	$207,949	$18,124	$28,750	$73,922	$146,905	$1,188,609	$32,059

Add: Total net proceeds from policy transactions	330,279	139,147	105,953	942,790	478,257	8,024,213	283,979

Reinvested distributions from the Fund:

(a) Dividends from net investment income	5,078	846	2,839	2,552	19,720	20,229	8,223

(b) Distributions from capital gains	17,101	—	1,628	3,063	2,531	—	—

Sub-Total	560,407	158,117	139,170	1,022,327	647,413	9,233,051	324,261

Less: Cost of investments disposed during the year	77,488	22,734	23,291	610,108	85,424	7,505,545	39,752

Total cost of investments at end of year	482,919	135,383	115,879	412,219	561,989	1,727,506	284,509

Add: Unrealized appreciation (depreciation)	(92,043)	(19,508)	(6,640)	26,838	22,699	(177)	(1,466)

Total market value of investments at end of year	$390,876	$115,875	$109,239	$439,057	$584,688	$1,727,329	$283,043

(1)	The Large-Cap Core Variable Account was formerly named Equity Income Variable Account.
(2)	The Real Estate Variable Account was formerly named REIT Variable Account.

PACIFIC SELECT EXEC SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS (Continued)

	Variable Accounts

	Equity Income (1)	Research (1)	Equity	Aggressive Equity	Large-Cap Value

Total cost of investments at beginning of year	$—	$—	$19,424	$34,702	$73,807

Add: Total net proceeds from policy transactions	18,812	505	20,531	45,220	207,269

Reinvested distributions from the Fund:

(a) Dividends from net investment income	125	1	103	—	1,696

(b) Distributions from capital gains	—	—	—	—	—

Sub-Total	18,937	506	40,058	79,922	282,772

Less: Cost of investments disposed during the year	2,566	55	9,602	26,395	95,817

Total cost of investments at end of year	16,371	451	30,456	53,527	186,955

Add: Unrealized depreciation	(1,542)	(78)	(5,011)	(8,389)	(14,918)

Total market value of investments at end of year	$14,829	$373	$25,445	$45,138	$172,037

6. TRANSACTIONS IN SEPARATE ACCOUNT UNITS

Transactions in Separate Account units for the year ended December 31, 2002 were as follows:
	Variable Accounts

	Blue Chip	Aggressive Growth	Emerging Markets	Diversified Research	Small-Cap Equity	International Large-Cap	I-Net Tollkeeper

Total units outstanding at beginning of year	5,822	3,361	2,612	1,681	6,499	11,301	4,642

Increase (decrease) in units resulting from policy transactions:

(a) Transfer of net premiums	8,764	2,478	958	925	4,992	5,737	2,256

(b) Transfers between variable accounts, net	9,548	1,475	137	1,829	7,455	8,049	39

(c) Transfers—policy charges and deductions	(3,812)	(1,525)	(682)	(823)	(3,610)	(3,540)	(1,436)

(d) Transfers—surrender	(18)	—	—	—	(39)	(32)	—

(e) Transfers—other	(118)	(1)	—	(84)	(49)	(133)	30

Sub-Total	14,364	2,427	413	1,847	8,749	10,081	889

Total units outstanding at end of year	20,186	5,788	3,025	3,528	15,248	21,382	5,531

	Financial Services	Health Sciences	Tech- nology	Telecom- munications	Multi- Strategy	Large-Cap Core (2)	Strategic Value

Total units outstanding at beginning of year	1,212	1,510	3,769	1,708	4,168	14,933	731

Increase (decrease) in units resulting from

policy transactions:

(a) Transfer of net premiums	1,624	13,096	4,800	1,473	4,608	5,241	1,752

(b) Transfers between variable accounts, net	923	3,862	1,284	628	5,837	35,048	792

(c) Transfers—policy charges and deductions	(756)	(2,605)	(2,249)	(573)	(2,194)	(3,869)	(790)

(d) Transfers—surrender	—	—	(18)	—	—	—	—

(e) Transfers—other	(45)	(73)	(83)	22	(62)	(83)	(69)

Sub-Total	1,746	14,280	3,734	1,550	8,189	36,337	1,685

Total units outstanding at end of year	2,958	15,790	7,503	3,258	12,357	51,270	2,416

	Growth LT	Focused 30	Mid-Cap Value	Inter- national Value	Capital Opportuni- ties	Mid-Cap Growth	Global Growth

Total units outstanding at beginning of year	23,085	21	7,420	15,832	3,660	1,965	1,078

Increase (decrease) in units resulting from

policy transactions:

(a) Transfer of net premiums	18,343	795	7,033	5,458	2,034	4,297	322

(b) Transfers between variable accounts, net	14,156	870	13,307	15,454	3,913	6,782	728

(c) Transfers—policy charges and deductions	(8,356)	(481)	(4,583)	(3,364)	(1,083)	(2,361)	(388)

(d) Transfers—surrender	(64)	—	(12)	(3)	—	—	—

(e) Transfers—other	3	(1)	(66)	(43)	—	(65)	—

Sub-Total	24,082	1,183	15,679	17,502	4,864	8,653	662

Total units outstanding at end of year	47,167	1,204	23,099	33,334	8,524	10,618	1,740

(1) Operations commenced during 2002 (See Note 1 to Financial Statements).

(2) The Large-Cap Core Variable Account was formerly named Equity Income Variable Account.

PACIFIC SELECT EXEC SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS (Continued)

	Variable Accounts

	Equity Index	Small-Cap Index	Real Estate (1)	Inflation Managed	Managed Bond	Money Market	High Yield Bond

Total units outstanding at beginning of year	25,152	1,777	2,659	6,877	13,249	111,698	3,171

Increase (decrease) in units resulting from policy transactions:

(a) Transfer of net premiums	6,551	3,981	1,313	56,563	7,143	409,287	11,047

(b) Transfers between variable accounts, net	36,231	11,374	7,000	12,513	32,380	(282,460)	19,253

(c) Transfers—policy charges and deductions	(5,680)	(2,622)	(1,272)	(3,881)	(4,898)	(40,394)	(3,501)

(d) Transfers—surrender	(22)	—	—	(2)	(10)	(1)	(12)

(e) Transfers—other	(73)	(1)	(20)	(36,481)	(164)	(37,979)	—

Sub-Total	37,007	12,732	7,021	28,712	34,451	48,453	26,787

Total units outstanding at end of year	62,159	14,509	9,680	35,589	47,700	160,151	29,958

	Equity Income (2)	Research (2)	Equity	Aggressive Equity	Large-Cap Value

Total units outstanding at beginning of year	—	—	2,744	5,138	7,719

Increase (decrease) in units resulting from policy transactions:

(a) Transfer of net premiums	745	—	2,412	5,446	10,639

(b) Transfers between variable accounts, net	1,306	52	932	1,285	9,704

(c) Transfers—policy charges and deductions	(336)	(6)	(1,148)	(3,110)	(5,101)

(d) Transfers—surrender	—	—	—	(15)	(8)

(e) Transfers—other	—	1	(45)	(84)	(155)

Sub-Total	1,715	47	2,151	3,522	15,079

Total units outstanding at end of year	1,715	47	4,895	8,660	22,798

(1) The Real Estate Variable Account was formerly named REIT Variable Account.

(2) Operations commenced during 2002 (See Note 1 to Financial Statements).

INDEPENDENT AUDITORS’ REPORT

Pacific Life & Annuity Company:

We have audited the accompanying statements of financial condition of Pacific Life & Annuity Company (the Company) as of December 31, 2002 and 2001, and the related statements of operations, stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Pacific Life & Annuity Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Costa Mesa, CA

March 10, 2003

Pacific Life & Annuity Company

STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2002	2001

	(In Thousands)
ASSETS
Investments:
Fixed maturity securities available for sale, at estimated fair value	$532,209	$367,538
Equity securities available for sale, at estimated fair value	7,132	8,811
Trading securities, at estimated fair value	55,999	62,686
Mortgage loans	14,013	14,425
Other investments	63,569	61,127

TOTAL INVESTMENTS	672,922	514,587
Cash and cash equivalents	140,957	108,394
Premiums receivable	24,160	21,757
Accrued investment income	7,445	6,336
Deferred tax asset, net	1,589	9,505
Other assets	18,725	9,324
Separate account assets	25,966	2,741

TOTAL ASSETS	$891,764	$672,644

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities:
Future policy benefits	$415,113	$259,724
Variable universal life and investment-type products	66,753	64,308
Accounts payable	26,899	22,374
Taxes payable	3,414	9,641
Other liabilities	38,132	32,943
Separate account liabilities	25,966	2,741

TOTAL LIABILITIES	576,277	391,731

Commitments and contingencies (Note 13)

Stockholder’s Equity:
Common stock – $1 par value; 5 million shares authorized; 2.9 million shares issued and outstanding	2,900	2,900
Paid-in capital	134,716	134,716
Retained earnings	160,150	138,781
Accumulated other comprehensive income	17,721	4,516

TOTAL STOCKHOLDER’S EQUITY	315,487	280,913

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$891,764	$672,644

See Notes to Financial Statements

PLA-2

Pacific Life & Annuity Company

STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2002	2001	2000

	(In Thousands)
REVENUES
Insurance premiums	$1,013,011	$689,247	$423,363
Variable universal life and investment-type product policy fees	2,391	1,415	126
Net investment income	31,619	27,901	31,559
Net realized investment gain (loss)	(3,263)	4,477	(6,943)
Other income	1,473	1,876	3,728

TOTAL REVENUES	1,045,231	724,916	451,833

BENEFITS AND EXPENSES
Policy benefits paid or provided	818,566	542,423	298,624
Interest credited to variable universal life and investment-type products	3,655	3,398	314
Commission expenses	64,209	44,657	26,186
Operating expenses	127,657	104,189	81,703

TOTAL BENEFITS AND EXPENSES	1,014,087	694,667	406,827

INCOME BEFORE PROVISION FOR INCOME TAXES	31,144	30,249	45,006
Provision for income taxes	9,775	7,679	14,119

INCOME BEFORE CUMULATIVE ADJUSTMENTS DUE TO CHANGES IN ACCOUNTING PRINCIPLES	21,369	22,570	30,887
Cumulative adjustments due to changes in accounting principles, net of taxes		717

NET INCOME	$21,369	$23,287	$30,887

See Notes to Financial Statements

PLA-3

Pacific Life & Annuity Company

STATEMENTS OF STOCKHOLDER’S EQUITY

				Accumulated Other
	Common	Paid-in	Retained	Comprehensive
	Stock	Capital	Earnings	Income (Loss)	Total

	(In Thousands)
BALANCES, JANUARY 1, 2000	$2,900	$134,607	$84,607	$(220)	$221,894
Comprehensive income:
Net income			30,887		30,887
Unrealized gain on derivatives and securities available for sale, net				2,692	2,692

Total comprehensive income					33,579

BALANCES, DECEMBER 31, 2000	2,900	134,607	115,494	2,472	255,473
Comprehensive income:
Net income			23,287		23,287
Unrealized gain on derivatives and securities available for sale, net				2,044	2,044

Total comprehensive income					25,331
Other equity adjustments		109			109

BALANCES, DECEMBER 31, 2001	2,900	134,716	138,781	4,516	280,913
Comprehensive income:
Net income			21,369		21,369
Unrealized gain on derivatives and securities available for sale, net				13,205	13,205

Total comprehensive income					34,574

BALANCES, DECEMBER 31, 2002	$2,900	$134,716	$160,150	$17,721	$315,487

See Notes to Financial Statements

PLA-4

Pacific Life & Annuity Company

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2002	2001	2000

	(In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$21,369	$23,287	$30,887
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization on fixed maturity securities	(4,160)	(3,229)	(2,032)
Depreciation and other amortization	1,941	1,771	1,888
Deferred income taxes	703	355	6,427
Net realized investment (gain) loss	3,263	(4,477)	6,943
Interest credited to variable universal life and investment-type products	3,655	3,398	314
Change in trading securities	6,687	(3,416)
Change in premiums receivable	(2,403)	(791)	(1,142)
Change in accrued investment income	(1,109)	(2,607)	345
Change in taxes receivable		8,227	(8,227)
Change in future policy benefits	155,389	85,100	17,655
Change in accounts payable	4,525	10,431	2,206
Change in taxes payable	(6,227)	9,641	(9,163)
Change in other assets and liabilities	(6,411)	4,113	654

NET CASH PROVIDED BY OPERATING ACTIVITIES	177,222	131,803	46,755

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed maturity and equity securities available for sale:
Purchases	(188,357)	(196,908)	(96,422)
Sales	2,320	10,670	16,061
Maturities and repayments	37,771	34,127	55,833
Repayments of mortgage loans	369	583	653
Other investing activity, net	4,448	(3,440)	(25,642)

NET CASH USED IN INVESTING ACTIVITIES	(143,449)	(154,968)	(49,517)

(Continued)

See Notes to Financial Statements

PLA-5

Pacific Life & Annuity Company

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(Continued)	2002	2001	2000

	(In Thousands)
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account balances:
Deposits	$19,690	$44,053	$20,000
Withdrawals	(20,900)	(3,457)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,210)	40,596	20,000

Net increase in cash and cash equivalents	32,563	17,431	17,238
Cash and cash equivalents, beginning of year	108,394	90,963	73,725

CASH AND CASH EQUIVALENTS, END OF YEAR	$140,957	$108,394	$90,963

SUPPLEMENTAL SCHEDULE OF NON CASH OPERATING AND INVESTING ACTIVITIES
Changes due to securities reclassified as a result of the adoption of SFAS No. 133 and SFAS No. 138 (Note 1)
Increase in trading securities		$59,270
Decrease in fixed maturity securities		$59,270

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid (received)	$15,297	$(10,157)	$25,076

See Notes to Financial Statements

PLA-6

Pacific Life & Annuity Company

NOTES TO FINANCIAL STATEMENTS

1.	ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION, DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Pacific Life & Annuity Company (PL&A) is a stock life insurance company domiciled in the State of Arizona and a wholly owned subsidiary of Pacific Life Insurance Company (Pacific Life). PL&A provides benefit programs to employers and other benefit plan sponsors throughout the United States and offers medical, dental, life, and other ancillary coverage to small and mid-size employers, as well as flexible funding arrangements for labor management and union trusts. In addition, stop loss products are sold through Pacific Life and companion group life insurance is sold through PL&A to self-funded plan sponsors. PL&A also markets and distributes variable universal life insurance, structured settlement annuities, guaranteed interest contracts (GICs), and variable annuities.

PL&A is licensed to sell certain of its products in the state of New York. In 2000, PL&A began selling variable universal life insurance and institutional products and services in New York. In 2002, PL&A began selling variable annuity products in New York.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). PL&A prepares its regulatory financial statements based on accounting practices prescribed or permitted by the Insurance Department of the State of Arizona (AZ DOI). These financial statements differ from those filed with regulatory authorities (Note 2).

NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2001, PL&A adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities – an amendment of SFAS No. 133. SFAS No. 133 and SFAS No. 138 establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in net realized investment gain (loss). If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income (loss) (OCI) and are recognized in earnings when the hedged item affects earnings. For derivative instruments not designated as hedges, the change in fair value of the derivative is recorded in net realized investment gain (loss).

Upon adoption of SFAS No. 133 and SFAS No. 138, PL&A recorded an increase to net income and a decrease to accumulated OCI of $0.8 million, net of taxes, as a cumulative adjustment due to change in accounting principle. This adjustment related to warrants classified as derivatives that were previously designated as available for sale securities.

Upon adoption of SFAS No. 133 and SFAS No. 138, PL&A transferred $59.3 million of fixed maturity securities available for sale into the trading category. The transfer resulted in a reclassification of unrealized gains of $0.3 million, net of taxes, from accumulated OCI into net realized investment gain (loss).

The FASB is currently deliberating the issuance of a proposed statement that would amend SFAS No. 133. The proposed statement will address and resolve certain pending FASB Derivatives Implementation Group (DIG) issues. The outcome of the pending DIG issues and other provisions of the statement could impact PL&A’s accounting for beneficial interests, loan commitments and other transactions deemed to be derivatives under the new statement. PL&A’s accounting for such transactions is currently based on management’s best interpretation of the accounting literature as of March 10, 2003.

PLA-7

Pacific Life & Annuity Company

NOTES TO FINANCIAL STATEMENTS

1.	ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effective April 1, 2001, PL&A adopted Emerging Issues Task Force (EITF) Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets. Under EITF Issue No. 99-20, investors in certain asset-backed securities are required to record changes in their estimated yield on a prospective basis and to evaluate these securities for a decline in value, which is other than temporary. If the fair value of the asset-backed security has declined below its carrying amount and the decline is determined to be other than temporary, the security is written down to fair value. Upon adoption of EITF Issue No. 99-20, PL&A recorded a decrease to net income of $0.1 million, net of taxes, as a cumulative adjustment due to change in accounting principle.

Effective January 1, 2002, PL&A adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill shall not be amortized and shall be tested for impairment annually. Other intangible assets shall be amortized over their useful lives. Adoption of SFAS No. 142 did not have a material impact on PL&A’s financial statements.

Effective January 1, 2002, PL&A adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. Adoption of SFAS No. 144 did not have a material impact on PL&A’s financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others, which clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to a guarantor’s accounting for and disclosures of certain guarantees issued. FIN 45 requires enhanced disclosures for certain guarantees. FIN 45 also requires certain guarantees that are issued or modified after December 31, 2002, to be initially recorded on the statement of financial condition at fair value. For guarantees issued on or before December 31, 2002, liabilities are recorded when and if payments become probable and estimable. As the financial statement recognition provisions are effective prospectively, PL&A cannot reasonably estimate the impact of adopting FIN 45 until guarantees are issued or modified in future periods, at which time the related results will be initially reported in the financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, an Interpretation of APB No. 51, Consolidated Financial Statements. FIN 46 will require identification of PL&A’s participation in Variable Interest Entities (VIE), which are defined as entities with a level of invested equity that is not sufficient to fund future activities to permit it to operate on a standalone basis. For entities identified as a VIE, FIN 46 sets forth a model to evaluate potential consolidation based on an assessment of the parties to the VIE (if any), which bears a majority of the exposure to its expected losses, or stands to gain from a majority of the expected returns. FIN 46 is effective for all new VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for nonpublic companies no later than December 31, 2004.

As part of PL&A’s investment strategy, PL&A purchases primarily investment grade beneficial interests in asset and mortgage backed investments. These beneficial interests are issued from a bankruptcy-remote special purpose entity (SPE), which are collateralized by financial assets including corporate debt, equipment, and real estate mortgages. PL&A has not guaranteed the performance, liquidity or obligations of the SPEs and PL&A’s exposure to loss is limited to its carrying value of the beneficial interests in the SPEs of $24 million as of December 31, 2002. These investments represent debt investments accounted in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and certain investments are also accounted for under the prospective method in accordance with EITF Issue No. 99-20.

PLA-8

Pacific Life & Annuity Company

NOTES TO FINANCIAL STATEMENTS

1.	ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

INVESTMENTS

Fixed maturity and equity securities available for sale are reported at estimated fair value, with unrealized gains and losses, net of deferred income taxes and adjustments related to deferred policy acquisition costs (DAC), recorded as a component of OCI. The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other than temporary. Impairment adjustments are included in net realized investment gain (loss). The evaluation to determine whether a decline in value is other than temporary includes an assessment whether the decline is significant, PL&A’s ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value, the duration and extent to which the market value has been significantly less than cost and the financial condition and assessment of the issuer’s ability to continue as a viable entity. Trading securities are reported at estimated fair value with changes in estimated fair value included in net realized investment gain (loss).

For mortgage-backed securities included in fixed maturity securities available for sale, PL&A recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities. This adjustment is reflected in net investment income.

Realized gains and losses on investment transactions are determined on a specific identification basis and are included in net realized investment gain (loss).

Mortgage loans, net of valuation allowances and write-downs, are stated at unpaid principal balances.

Partnership and joint venture interests in which PL&A does not have a controlling interest or a majority ownership are generally recorded under the equity method of accounting and are included in other investments. When investees have adjustments to their equity that are other than net income or OCI, PL&A records these amounts as other equity adjustments.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all investments with an original maturity of three months or less.

DEFERRED POLICY ACQUISITION COSTS

The costs of acquiring new insurance business, principally commissions, medical examinations, underwriting, policy issue and other expenses, all of which vary with and are primarily related to the production of new business, have been deferred as DAC. Such costs are generally amortized over the expected life of the contract in proportion to the present value of expected gross profits using investment, mortality, expense margins and surrender charge assumptions and estimates. Adjustments are reflected in income or equity in the period PL&A experiences deviations in gross profit assumptions and estimates. Adjustments directly affecting equity would result from experience deviations due to changes in unrealized gains and losses in securities available for sale. There were no adjustments directly affecting equity in 2002, 2001 and 2000.

PLA-9

Pacific Life & Annuity Company

NOTES TO FINANCIAL STATEMENTS

1.	ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Components of DAC, which are included in other assets, are as follows:

	Years Ended December 31,
	2002	2001	2000

	(In Thousands)
Balance, January 1	$1,366	$457	$0

Additions:
Capitalized during the year	5,488	1,921	559
Amortization:
Allocated to commission expenses	(44)	(587)	(49)
Allocated to operating expenses	(15)	(425)	(53)

Total amortization	(59)	(1,012)	(102)

Balance, December 31	$6,795	$1,366	$457

VARIABLE UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCTS

Variable universal life and investment-type products, including GICs are valued using the retrospective deposit method and consist principally of deposits received plus interest credited, less accumulated assessments. Interest credited to these policies primarily ranged from 3.00% to 7.15% during 2002, 2001 and 2000.

FUTURE POLICY BENEFITS

Medical expense claims reserves are based on PL&A’s actual loss experience. Group life insurance reserves, including premium waivers, are based on various tabular methods and actual loss experience. Disabled life reserves are determined using various tabular reserve methods. Interest rate assumptions ranged from 2.50% to 6.00% for 2002, 2001 and 2000.

Structured settlement annuity reserves are based on the present value of benefits and expenses using pricing assumptions. Interest rate assumptions ranged from 5.17% to 7.73% for 2002, 2001 and 2000.

PL&A establishes loss liabilities for claims that have been incurred before the valuation date, but have not yet been paid. A claim adjustment expense liability is established associated with paying those claims.

REVENUES, BENEFITS AND EXPENSES

Health premiums are earned ratably over the terms of the related insurance and reinsurance contracts or policies. Life premiums are recognized as revenues when due. Benefits and expenses, other than DAC, are recognized when incurred.

Generally, receipts for variable universal life and investment-type products are classified as deposits. Policy fees from these contracts include mortality charges, surrender charges and earned policy service fees. Expenses related to these products include interest credited to account balances and benefit amounts in excess of account balances.

PLA-10

Pacific Life & Annuity Company

NOTES TO FINANCIAL STATEMENTS

1.	ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

REINSURANCE

PL&A has reinsurance agreements with other insurance companies for the purpose of diversifying risk and limiting exposure on larger mortality and morbidity risks. To the extent that the assuming companies become unable to meet their obligations under these agreements, PL&A remains contingently liable. Amounts receivable from reinsurers for reinsurance of future policy benefits and unpaid losses are included in other assets. All assets associated with business reinsured on a yearly renewable term and modified coinsurance basis remain with, and under the control of PL&A.

DEPRECIATION AND AMORTIZATION

Certain other assets are depreciated or amortized on the straight-line method over periods ranging from 3 to 10 years. Depreciation and amortization of certain other assets is included in operating expenses.

INCOME TAXES

PL&A is taxed as an insurance company for Federal income tax purposes. PL&A is included in the consolidated Federal income tax return of Pacific Mutual Holding Company, PL&A’s ultimate parent, and is allocated an expense or benefit based principally on the effect of including its operations in the consolidated return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the differences are expected to be recovered or settled.

SEPARATE ACCOUNTS

Separate account assets are recorded at fair value and the related liabilities represent segregated contract owner funds maintained in accounts with individual investment objectives. The investment results of separate account assets generally pass through to separate account contract owners.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments, disclosed in Notes 3, 4 and 5, has been determined using available market information and appropriate valuation methodologies. However, considerable judgment is often required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented may not be indicative of the amounts PL&A could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts.

RISKS AND UNCERTAINTIES

PL&A operates in a business environment which is subject to various risks and uncertainties. Such risks and uncertainties include, but are not limited to, interest rate risk, investment market risk, credit risk and legal and regulatory changes.

PLA-11

Pacific Life & Annuity Company

NOTES TO FINANCIAL STATEMENTS

1.	ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest rate risk is the potential for interest rates to change, which can cause fluctuations in the value of investments, the liabilities for future policy benefits and the carrying amount of DAC. To the extent that fluctuations in interest rates cause the duration of assets and liabilities to differ, PL&A may have to sell assets prior to their maturity and realize losses. PL&A controls its exposure to this risk by, among other things, asset/liability matching techniques that attempt to match the duration of assets and liabilities and utilization of derivative instruments. Additionally, certain of PL&A’s products include contractual provisions limiting withdrawal rights. PL&A’s GIC liabilities are not generally subject to surrender and can only be surrendered after a market value adjustment.

PL&A’s investments in equity related securities and results from its variable products, including the carrying amount of DAC, are subject to changes in equity prices and the capital markets.

Credit risk is the risk that issuers of investments owned by PL&A may default or that other parties may not be able to pay amounts due to PL&A. PL&A manages its investments to limit credit risk by diversifying its portfolio among various security types and industry sectors. The credit risk of financial instruments is controlled through credit approval procedures, limits and ongoing monitoring. Real estate and mortgage loan investment risks are limited by diversification of geographic location and property type. Management does not believe that significant concentrations of credit risk exist.

PL&A is also exposed to credit loss in the event of nonperformance by the counterparties to interest rate swap contracts and other derivative securities. PL&A manages this risk through credit approvals and limits on exposure to any specific counterparty. However, PL&A does not anticipate nonperformance by the counterparties.

PL&A’s group health insurance is subject to varying levels of regulation. The United States Congress has, from time to time, considered various health care proposals and several states have enacted health care reform legislation. Although it is not possible to predict what changes may be adopted at the state or Federal level, certain changes could have a negative impact upon the group health business of PL&A.

PL&A is subject to various state and Federal regulatory authorities. The potential exists for changes in regulatory initiatives which can result in additional, unanticipated expense to PL&A. Existing Federal laws and regulations affect the taxation of life insurance or annuity products and insurance companies. There can be no assurance as to what, if any, cases might be decided or future legislation might be enacted, or if decided or enacted, whether such cases or legislation would contain provisions with possible negative effects on PL&A’s life insurance or annuity products.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include those used in determining liabilities for future policy benefits, investment valuation and allowances, derivative valuation, and DAC. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the 2002 financial statement presentation.

PLA-12

Pacific Life & Annuity Company

NOTES TO FINANCIAL STATEMENTS

2.	STATUTORY RESULTS

PL&A prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the AZ DOI, which is a comprehensive basis of accounting other than U.S. GAAP. Effective January 1, 2001, the AZ DOI required that insurance companies domiciled in the State of Arizona prepare their statutory basis financial statements in accordance with the National Association of Insurance Commissioners’ (NAIC) Accounting Practices and Procedures Manual, version effective January 1, 2001 (NAIC SAP), subject to any deviations prescribed or permitted by the AZ DOI, of which there were none. As a result of adopting NAIC SAP, PL&A reported a statutory cumulative effect of change in accounting principle that increased statutory surplus by $10.8 million as of January 1, 2001.

The following are reconciliations of statutory capital and surplus, and statutory net income for PL&A as compared to the amounts reported as stockholder’s equity and net income included on the accompanying financial statements:

	December 31,
	2002	2001

	(In Thousands)
Statutory capital and surplus	$266,998	$251,717
Accumulated other comprehensive income	17,721	4,516
Non admitted assets	15,462	13,921
Deferred policy acquisition costs	6,795	1,366
Asset valuation reserve	3,889	4,148
Insurance and annuity reserves	2,115	2,398
Statutory net unrealized losses	1,689	4,170
Interest maintenance reserve	1,142	1,453
Deferred income taxes	(2,107)	(2,618)
Other	1,783	(158)

Stockholder’s equity as reported herein	$315,487	$280,913

PLA-13

Pacific Life & Annuity Company

NOTES TO FINANCIAL STATEMENTS

2.	STATUTORY RESULTS (Continued)

	Years Ended December 31,
	2002	2001	2000

	(In Thousands)
Statutory net income	$22,477	$23,598	$28,171
Deferred policy acquisition costs	5,429	909	457
Change in fair value of trading securities	470	(345)
Change in fair value of derivatives	8	(1,124)
Interest maintenance reserve	(69)	(17)	604
Insurance and annuity reserves	(283)	939	1,458
Deferred income taxes	(704)	(355)	1,035
Change in net unrealized losses on joint ventures and partnerships	(5,208)	(3,567)
Other	(751)	3,249	(838)

Net income as reported herein	$21,369	$23,287	$30,887

NAIC SAP does not allow for restatement of prior year amounts. Therefore, 2000 statutory amounts presented in this footnote are not comparable to statutory amounts presented for 2002 and 2001.

RISK-BASED CAPITAL

Risk-based capital is a method developed by the NAIC to measure the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. The adequacy of a company’s actual capital is measured by the risk-based capital results, as determined by the formulas. Companies below minimum risk-based capital requirements are classified within certain levels, each of which requires specified corrective action. As of December 31, 2002 and 2001, PL&A exceeded the minimum risk-based capital requirements.

DIVIDEND RESTRICTIONS

The maximum amount of ordinary dividends that can be paid by PL&A to Pacific Life without restriction cannot exceed the lesser of 10% of statutory surplus as regards to policyholders, or the statutory net gain from operations. Based on this limitation and 2002 statutory results, PL&A could pay $25.2 million in dividends in 2003 without prior approval. No dividends were paid during 2002, 2001 and 2000.

PLA-14

Pacific Life & Annuity Company

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS

The net carrying amount, gross unrealized gains and losses, and estimated fair value of fixed maturity and equity securities available for sale are shown below. The net carrying amount represents amortized cost adjusted for other than temporary declines in value. The fair value of publicly traded securities is based on quoted market prices. For securities not actively traded, fair values were estimated based on amounts provided by independent pricing services specializing in matrix pricing and modeling techniques. PL&A also estimates certain fair values based on interest rates, credit quality and average maturity utilizing matrix pricing and other modeling techniques.

	Net Carrying Amount	Gross Unrealized		Estimated Fair Value
		Gains	Losses

		(In Thousands)
As of December 31, 2002:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$16,511	$792		$17,303
Obligations of states and political subdivisions	20,326	1,061		21,387
Foreign governments	3,135	309		3,444
Corporate securities	441,893	26,346	$5,313	462,926
Mortgage-backed and asset-backed securities	26,089	1,318	358	27,049
Redeemable preferred stock	100			100

Total fixed maturity securities	$508,054	$29,826	$5,671	$532,209

Total equity securities	$6,749	$657	$274	$7,132

	Net Carrying Amount	Gross Unrealized		Estimated Fair Value
		Gains	Losses

		(In Thousands)
As of December 31, 2001:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$6,015	$83		$6,098
Obligations of states and political subdivisions	8,918	416		9,334
Foreign governments	3,093	133		3,226
Corporate securities	303,498	6,851	$2,202	308,147
Mortgage-backed and asset-backed securities	39,306	1,477	180	40,603
Redeemable preferred stock	130			130

Total fixed maturity securities	$360,960	$8,960	$2,382	$367,538

Total equity securities	$8,604	$458	$251	$8,811

PLA-15

Pacific Life & Annuity Company

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS (Continued)

The net carrying amount and estimated fair value of fixed maturity securities available for sale as of December 31, 2002, by contractual repayment date of principal, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Net Carrying Amount	Estimated Fair Value

	(In Thousands)
Due in one year or less	$31,980	$32,096
Due after one year through five years	175,345	181,201
Due after five years through ten years	71,277	72,299
Due after ten years	203,363	219,564

	481,965	505,160
Mortgage-backed and asset-backed securities	26,089	27,049

Total	$508,054	$532,209

Major categories of investment income and related investment expenses are summarized as follows:

	Years Ended December 31,
	2002	2001	2000

	(In Thousands)
Fixed maturity securities	$30,517	$29,222	$21,743
Equity securities	107	206	867
Mortgage loans	532	939	1,501
Other	1,324	(1,836)	7,939

Gross investment income	32,480	28,531	32,050
Investment expense	861	630	491

Net investment income	$31,619	$27,901	$31,559

Net realized investment gain (loss) is as follows:

	Years Ended December 31,
	2002	2001	2000

	(In Thousands)
Fixed maturity securities	$(2,242)	$1,793	$(4,673)
Equity securites	(1,854)	1,378	(1,792)
Mortgage loans	(45)		209
Other investments	878	1,306	(687)

Total	$(3,263)	$4,477	$(6,943)

PLA-16

Pacific Life & Annuity Company

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS (Continued)

The change in estimated fair value on investments in available for sale and trading securities is as follows:

	December 31,
	2002	2001	2000

	(In Thousands)
Available for sale securities:
Fixed maturity	$17,577	$4,455	$4,940
Equity	176	(492)	(1,780)

Total	$17,753	$3,963	$3,160

Trading securities	$815	$(345)	$0

Gross gains of $0 million, $4.1 million and $2.3 million and gross losses of $0 million, $0 million and $0.9 million, which have been included in earnings as a result of sales of available for sale securities, were realized for the years ended December 31, 2002, 2001 and 2000, respectively. Realized gains on trading securities held as of December 31, 2002, were $0.5 million and realized losses on trading securities held as of December 31, 2001, were $0.3 million.

Gross losses above exclude write-downs recorded during 2002, 2001 and 2000 on available for sale securities for other than temporary impairments of $4.1 million, $1.5 million and $8.1 million, respectively.

As of December 31, 2002 and 2001, investments in fixed maturity securities of $6.3 million and $6.1 million, respectively, were on deposit with state insurance departments to satisfy regulatory requirements. One financial security in the utilities industry exceeds 10% of stockholder’s equity as of December 31, 2002.

Mortgage loans on real estate are collateralized by properties primarily located throughout the United States. As of December 31, 2002, approximately 85% of the collateral properties were located in California.

PLA-17

Pacific Life & Annuity Company

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount and estimated fair value of PL&A’s financial instruments are as follows:

	December 31, 2002		December 31, 2001

	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

	(In Thousands)
Assets:
Fixed maturity and equity securities (Note 3)	$539,341	$539,341	$376,349	$376,349
Trading securities	55,999	55,999	62,686	62,686
Mortgage loans	14,013	14,078	14,425	14,486
Derivative instruments (Note 5)	292	292	200	200
Cash and cash equivalents	140,957	140,957	108,394	108,394
Liabilities:
Guaranteed interest contracts	49,541	49,541	64,256	64,256
Annuity liabilities	15,479	15,479
Derivative instruments (Note 5)	258	258

The following methods and assumptions were used to estimate the fair value of these financial instruments as of December 31, 2002 and 2001:

TRADING SECURITIES

The estimated fair value of trading securities is based on quoted market prices.

MORTGAGE LOANS

The estimated fair value of the mortgage loan portfolio is determined by discounting the estimated future cash flows, using a year-end market rate which is applicable to the yield, credit quality and average maturity of the composite portfolio.

DERIVATIVE INSTRUMENTS

Derivative instruments are reported at estimated fair value based on market quotations or internally established valuations consistent with external valuation models.

CASH AND CASH EQUIVALENTS

The carrying values approximate fair values due to the short-term maturities of these instruments.

GUARANTEED INTEREST CONTRACTS

The estimated fair value of GICs is estimated using the rates currently offered for deposits with similar remaining maturities.

PLA-18

Pacific Life & Annuity Company

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

ANNUITY LIABILITIES

The estimated fair value of annuity liabilities approximates carrying value and primarily includes policyholder deposits and accumulated credited interest.

5.	DERIVATIVES AND HEDGING ACTIVITIES

PL&A utilizes certain derivative instruments to reduce its exposure to interest rate risk and foreign currency risk. The derivative financial instruments utilized by PL&A include financial futures contracts, foreign currency forward contracts, and swap contracts. PL&A also purchases investment securities and issues certain insurance and reinsurance policies with embedded derivatives.

PL&A uses hedge accounting as allowed by SFAS No. 133 and SFAS No. 138, by designating derivative instruments as either fair value or cash flow hedges on the date PL&A enters into a derivative contract. PL&A formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. In this documentation, PL&A specifically identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. PL&A formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy. Hedge effectiveness is assessed quarterly by a variety of techniques including Value-at-Risk, regression analysis and cumulative dollar offset. In certain cases, hedge effectiveness is assumed because the derivative instrument was constructed such that all critical terms of the derivative exactly match the hedged risk in the hedged item.

Cash Flow Hedges

PL&A primarily uses interest rate swaps and interest rate futures contracts to manage its exposure to variability in cash flows due to changes in the benchmark interest rate. These cash flows include those associated with existing assets and liabilities as well as the forecasted interest cash flows related to anticipated investment purchases and liability issuances. Such anticipated investment purchases and liability issuances are considered to be probable to occur and are generally completed within 180 days of the inception of the hedge. PL&A has not discontinued any cash flow hedges of anticipated transactions. For derivative instruments that are designated as cash flow hedges, the effective portion of the change in fair value of the derivative instrument is recorded in OCI and is recognized as an adjustment to net investment income when the hedged item affects earnings.

PL&A did not record any ineffectiveness for cash flow hedges during the years ended December 31, 2002 and 2001. Over the next twelve months, PL&A anticipates that $0.1 million of deferred gains on derivative instruments in accumulated OCI will be reclassified to earnings. For the year ended December 31, 2002, none of PL&A’s hedged forecasted transactions were determined to be probable of not occurring. No component of the hedging instrument’s fair value is excluded from the determination of effectiveness.

PLA-19

Pacific Life & Annuity Company

NOTES TO FINANCIAL STATEMENTS

5.	DERIVATIVES AND HEDGING ACTIVITIES (Continued)

Derivatives Not Designated as Hedging Instruments

PL&A enters into swap agreements, foreign currency forward and interest rate futures contracts without designating the derivatives as hedging instruments. Derivatives that are not designated as hedging instruments are entered into primarily to manage PL&A’s interest rate risk from rising or falling interest rates and PL&A’s foreign currency exposure to investments accounted for under the equity method of accounting. Net realized investment gain (loss) for the years ended December 31, 2002 and 2001, includes ($0.7) million and $1.7 million, respectively, related to realized gains and losses and changes in fair value of derivative instruments not designated as hedges. Periodic net settlements on such derivatives are recorded as adjustments to net investment income on an accrual basis, based upon the purpose of the derivative. PL&A uses credit default swaps to manage the credit exposure of the portfolio.

Embedded Derivatives

PL&A may enter into contracts that are not derivative instruments, but contain embedded derivatives. When it is determined that the embedded derivative possesses economic and risk characteristics that are not clearly and closely related to those of the host contract and that a separate instrument with the same terms would qualify as a derivative instrument, it is separated from the host contract and accounted for as a stand-alone derivative. Such derivatives are recorded on the statement of financial condition at fair value, with changes in their fair value recorded in net realized investment gain (loss).

Derivative Instruments

PL&A uses a variety of derivative financial instruments, including swaps, foreign currency forwards, and exchange traded futures contracts.

Interest rate swap agreements involve the exchange, at specified intervals, of interest payments resulting from the difference between fixed rate and floating rate interest amounts calculated by reference to an underlying notional amount. Credit default swaps involve the receipt of fixed rate payments in exchange for assuming potential credit exposure of an underlying security. Generally, no cash is exchanged at the outset of the contract and neither party makes any principal payments.

Foreign exchange forward contracts are commitments to exchange foreign currency denominated payments for U.S. dollar denominated payments at a specific date.

Financial futures contracts obligate the holder to buy or sell the underlying financial instrument at a specified future date for a set price and may be settled in cash or by delivery of the financial instrument. Price changes on futures are settled daily through the required margin cash flows. The notional amounts of the contracts do not represent future cash requirements, as PL&A intends to close out open positions prior to expiration.

PLA-20

Pacific Life & Annuity Company

NOTES TO FINANCIAL STATEMENTS

5.	DERIVATIVES AND HEDGING ACTIVITIES (Continued)

Outstanding derivatives with off-balance sheet risks, shown in notional or contract amounts along with their carrying value and estimated fair value as of December 31, 2002 and 2001 are as follows:

			Net Assets (Liabilities)

	Notional or Contract Amounts		Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value

	2002	2001	2002	2002	2001	2001

	(In Thousands)
Interest rate swap contracts	$3,000	$3,000	$270	$270	$121	$121
Credit default swaps	13,000	3,000	(93)	(93)	51	51
Foreign currency forwards	6,423	4,678	(143)	(143)	28	28

Total	$22,423	$10,678	$34	$34	$200	$200

A reconciliation of the notional or contract amounts is as follows:

	Balance Beginning of Year	Acquisitions and Other Additions	Terminations and Maturities	Balance End of Year

	(In Thousands)
December 31, 2002:
Interest rate swap contracts	$3,000			$3,000
Credit default swaps	3,000	$10,000		13,000
Foreign currency forwards	4,678	47,287	$45,542	6,423
Financial futures contracts		104,700	104,700

Total	$10,678	$161,987	$150,242	$22,423

December 31, 2001:
Interest rate swap contracts		$3,000		$3,000
Credit default swaps		3,000		3,000
Foreign currency forwards	$3,744	56,641	$55,707	4,678
Financial futures contracts	31,300	196,500	227,800

Total	$35,044	$259,141	$283,507	$10,678

PLA-21

Pacific Life & Annuity Company

NOTES TO FINANCIAL STATEMENTS

6.	VARIABLE UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCTS

The detail of variable universal life and investment-type product liabilities is as follows:

	December 31,
	2002	2001

	(In Thousands)
Variable universal life	$1,733	$52
Investment-type products	65,020	64,256

	$66,753	$64,308

The detail of variable universal life and investment-type products policy fees and interest credited is as follows:

	Years Ended December 31,
	2002	2001	2000

	(In Thousands)
Policy fees:
Variable universal life	$749	$1,415	$126
Investment-type products	1,642

Total policy fees	$2,391	$1,415	$126

Interest credited:
Variable universal life	$22
Investment-type products	3,633	$3,398	$314

Total interest credited	$3,655	$3,398	$314

PLA-22

Pacific Life & Annuity Company

NOTES TO FINANCIAL STATEMENTS

7.	LIABILITY FOR GROUP HEALTH UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES

Activity in the liability for group health unpaid claims and claim adjustment expenses, which is included in future policy benefits, is summarized as follows:

	Years Ended December 31,
	2002	2001

	(In Thousands)
Balance at January 1	$137,916	$98,414
Less reinsurance recoverables	473	49

Net balance at January 1	137,443	98,365

Incurred related to:
Current year	701,565	493,413
Prior years	(14,995)	(3,893)

Total incurred	686,570	489,520

Paid related to:
Current year	572,899	389,187
Prior years	92,870	61,255

Total paid	665,769	450,442

Net balance at December 31	158,244	137,443
Plus reinsurance recoverables	1,552	473

Balance at December 31	$159,796	$137,916

As a result of favorable settlement of prior years’ estimated claims, the provision for claims and claim adjustment expenses decreased by $15.0 million and $3.9 million for the years ended December 31, 2002 and 2001, respectively.

8.	INCOME TAXES

The provision for income taxes is as follows:

	Years Ended December 31,
	2002	2001	2000

	(In Thousands)
Current	$9,072	$7,710	$7,692
Deferred	703	(31)	6,427

Provision for income taxes on income before cumulative adjustments due to changes in accounting principles	9,775	7,679	14,119
Deferred income tax provision on cumulative adjustments due to changes in accounting principles		386

Total	$9,775	$8,065	$14,119

PLA-23

Pacific Life & Annuity Company

NOTES TO FINANCIAL STATEMENTS

8.	INCOME TAXES (Continued)

The sources of PL&A’s provision for deferred taxes are as follows:

	Years Ended December 31,
	2002	2001	2000

	(In Thousands)
Deferred policy acquisition costs	$1,616	$266	$203
Investment valuation	622	2,158	(1,422)
Partnership income	284	(1,250)	281
Policyholder dividends			1,506
Deferred compensation	(102)	(476)	(243)
Policyholder reserves	(239)	356	6,789
Duration hedging	(984)	(1,071)	(155)
Other	(494)	372	(532)

Provision for deferred taxes	$703	$355	$6,427

A reconciliation of the provision for income taxes based on the prevailing corporate statutory tax rate to the provision reflected in the financial statements is as follows:

	Years Ended December 31,
	2002	2001	2000

	(In Thousands)
Provision for income taxes at the statutory rate	$10,900	$10,587	$15,752
Nontaxable investment income	(4)	(60)	(205)
Prior year taxes	(1,124)	(2,833)	(1,439)
Other	3	(15)	11

Provision for income taxes on income before cumulative adjustments due to changes in accounting principles	9,775	7,679	14,119
Deferred income tax provision on cumulative adjustments due to changes in accounting principles		386

Total	$9,775	$8,065	$14,119

PLA-24

Pacific Life & Annuity Company

NOTES TO FINANCIAL STATEMENTS

8.	INCOME TAXES (Continued)

The deferred tax asset, net, as of December 31, 2002 and 2001, is comprised of the following tax effected temporary differences:

	December 31,
	2002	2001

	(In Thousands)
Deferred tax assets
Policyholder reserves	$3,322	$3,083
Deferred compensation	2,693	2,591
Duration hedging	2,210	1,226
Investment valuation	1,426	2,048
Postretirement benefits	1,067	1,099
Partnership income	937	1,221
Deferred policy acquisition costs		1,030
Other	123

Total deferred tax assets	11,778	12,298

Deferred tax liabilities
Deferred policy acquisition costs	(586)
Other		(403)

Total deferred tax liabilities	(586)	(403)

Deferred tax asset from operations, net	11,192	11,895
Deferred taxes on other comprehensive income	(9,603)	(2,390)

Deferred tax asset, net	$1,589	$9,505

PLA-25

Pacific Life & Annuity Company

NOTES TO FINANCIAL STATEMENTS

9.	COMPREHENSIVE INCOME (LOSS)

PL&A displays comprehensive income (loss) and its components on the accompanying statements of stockholder’s equity and as follows. OCI is shown net of reclassification adjustments and net of deferred income taxes. The disclosure of the gross components of OCI and related taxes is as follows:

	Years Ended December 31,
	2002	2001	2000

	(In Thousands)
Gross Holding Gain (Loss):
Holding gain (loss) on securities available for sale	$12,504	$7,135	$(3,304)
Holding (gain) loss on derivatives	3,873	(860)	981
Income tax (expense) benefit	(5,786)	(2,143)	813
Reclassification adjustment:
Realized (gain) loss on sale of securities available for sale	4,096	(3,171)	6,464
Realized loss on derivatives	(55)
Provision for income (taxes) benefit	(1,427)	1,083	(2,262)

Total	$13,205	$2,044	$2,692

10.	SEGMENT INFORMATION

PL&A has three operating segments: Group Insurance, Institutional Products and Annuities. These segments are managed separately and have been identified based on differences in products and services offered. All other activity is included in Corporate and Other.

The Group Insurance segment primarily offers group life, health and dental insurance, and stop loss insurance products to corporate, government and labor-management-negotiated plans. The group life, health and dental insurance is primarily distributed through a network of sales offices and the stop loss insurance is distributed through a network of third party administrators.

The Institutional Products segment offers investment and annuity products to pension fund sponsors and other institutional investors primarily through its home office marketing team and other intermediaries. The Institutional Products segment also offers structured settlement annuities through a nationwide network of brokers.

The Annuities segment offers variable annuities to individuals and small businesses through National Association Securities Dealers firms, regional and national wirehouses, and financial institutions.

Corporate and Other primarily includes investment income, expenses and assets not attributable to the operating segments. Corporate and Other also includes the elimination of intersegment revenues, expenses and assets and the operations supporting the sale of the variable universal life insurance products.

PLA-26

Pacific Life & Annuity Company

NOTES TO FINANCIAL STATEMENTS

10.	SEGMENT INFORMATION (Continued)

PL&A uses the same accounting policies and procedures to measure segment net income and assets as it uses to measure its net income and assets. Net investment income and net realized investment gain (loss) are allocated based on invested assets purchased and held as is required for transacting the business of that segment. Overhead expenses are allocated based on services provided. Interest expense is allocated based on the short-term borrowing needs of the segment and is included in net investment income. The provision for income taxes is allocated based on each segment’s actual tax provision. Corporate and Other maintains a corporate pool of investments that supports the equity of PL&A. The other operating segments are allocated equity based on formulas determined by management. The operating segments receive a fixed return on their allocated equity.

PL&A generates substantially all of its revenues and net income from customers located in the United States. Additionally, substantially all of PL&A’s assets are located in the United States.

Depreciation expense and capital expenditures are substantially all attributable to the Group Insurance segment. Depreciation expense during the years ended December 31, 2002, 2001 and 2000 were $1.9 million, $1.8 million and $1.9 million, respectively. Capital expenditures during the years ended December 31, 2002, 2001 and 2000 were $4.1 million, $2.5 million and $1.9 million, respectively.

PLA-27

Pacific Life & Annuity Company

NOTES TO FINANCIAL STATEMENTS

10.	SEGMENT INFORMATION (Continued)

The following is segment information as of and for the year ended December 31, 2002:

	Group Insurance	Institutional Products	Annuities	Corporate and Other	Total

	(In Thousands)
REVENUES
Insurance premiums	$880,354	$132,733		$(76)	$1,013,011
Policy fees		1,571	$71	749	2,391
Net investment income	20,850	13,931	35	(3,197)	31,619
Net realized investment gain (loss)	(524)	28		(2,767)	(3,263)
Other income	1,409		33	31	1,473

Total revenues	902,089	148,263	139	(5,260)	1,045,231

BENEFITS AND EXPENSES
Policy benefits	679,543	139,023	2	(2)	818,566
Interest credited		3,549	84	22	3,655
Commission expenses	60,644	5,337	54	(1,826)	64,209
Operating expenses	117,752	1,381	5,489	3,035	127,657

Total benefits and expenses	857,939	149,290	5,629	1,229	1,014,087

Income (loss) before provision for income taxes (benefit)	44,150	(1,027)	(5,490)	(6,489)	31,144
Provision for income taxes (benefit)	15,473	(359)	(1,922)	(3,417)	9,775

Net income (loss)	$28,677	$(668)	$(3,568)	$(3,072)	$21,369

Total assets	$435,676	$282,516	$32,044	$141,528	$891,764
Deferred policy acquisition costs		$1,029	$2,146	$3,620	$6,795
Separate account assets			$20,181	$5,785	$25,966
Policyholder and contract liabilities	$211,993	$252,701	$15,481	$1,691	$481,866
Separate account liabilities			$20,181	$5,785	$25,966

PLA-28

Pacific Life & Annuity Company

NOTES TO FINANCIAL STATEMENTS

10.	SEGMENT INFORMATION (Continued)

The following is segment information as of and for the year ended December 31, 2001:

	Group Insurance	Institutional Products	Corporate and Other	Total

	(In Thousands)
REVENUES
Insurance premiums	$636,685	$52,580	$(18)	$689,247
Policy fees			1,415	1,415
Net investment income	13,552	7,308	7,041	27,901
Net realized investment gain (loss)	2,164	2,695	(382)	4,477
Other income	1,876			1,876

Total revenues	654,277	62,583	8,056	724,916

BENEFITS AND EXPENSES
Policy benefits	487,998	54,422	3	542,423
Interest credited		3,398		3,398
Commission expenses	41,735	2,181	741	44,657
Operating expenses	101,238	2,203	748	104,189

Total benefits and expenses	630,971	62,204	1,492	694,667

Income before provision for income taxes	23,306	379	6,564	30,249
Provision for income taxes	6,510	133	1,036	7,679

Income before cumulative adjustments due to changes in accounting principles	16,796	246	5,528	22,570
Cumulative adjustments due to changes in accounting principles, net of taxes	717			717

Net income	$17,513	$246	$5,528	$23,287

Total assets	$389,979	$141,205	$141,460	$672,644
Deferred policy acquisition costs		$665	$701	$1,366
Separate account assets			$2,741	$2,741
Policyholder and contract liabilities	$189,172	$135,751	$(891)	$324,032
Separate account liabilities			$2,741	$2,741

PLA-29

Pacific Life & Annuity Company

NOTES TO FINANCIAL STATEMENTS

10.	SEGMENT INFORMATION (Continued)

The following is segment information for the year ended December 31, 2000:

	Group Insurance	Institutional Products	Corporate and Other	Total

	(In Thousands)
REVENUES
Insurance premiums	$403,576	$19,787		$423,363
Policy fees			$126	126
Net investment income	23,717	740	7,102	31,559
Net realized investment gain (loss)	(7,343)		400	(6,943)
Other income	3,728			3,728

Total revenues	423,678	20,527	7,628	451,833

BENEFITS AND EXPENSES
Policy benefits	279,598	19,026		298,624
Interest credited		314		314
Commission expenses	25,335	791	60	26,186
Operating expenses	80,065	990	648	81,703

Total benefits and expenses	384,998	21,121	708	406,827

Income (loss) before provision for income taxes (benefit)	38,680	(594)	6,920	45,006
Provision for income taxes (benefit)	11,895	(208)	2,432	14,119

Net income (loss)	$26,785	$(386)	$4,488	$30,887

11.	EMPLOYEE BENEFIT PLANS

PL&A permits eligible employees to participate in a defined benefit pension plan provided by Pacific Life. Pacific Life allocates amounts to PL&A based on a percentage of salaries. PL&A’s share of net expense was $1.6 million, $1.4 million and $1.1 million, for the years ended December 31, 2002, 2001 and 2000, respectively.

PL&A permits certain employees to defer a portion of cash compensation under a deferred compensation plan provided by Pacific Life. PL&A’s expense for this plan amounted to $0.5 million, $0.6 million and $0.5 million, for the years ended December 31, 2002, 2001 and 2000, respectively.

PLA-30

Pacific Life & Annuity Company

NOTES TO FINANCIAL STATEMENTS

11.	EMPLOYEE BENEFIT PLANS (Continued)

PL&A participates in a defined benefit health care plan and a defined benefit life insurance plan (the Plans) provided by Pacific Life. The Plans provide postretirement benefits for all eligible retirees and their dependents. Generally, qualified employees may become eligible for these benefits if they reach normal retirement age, have been covered under Pacific Life’s policy as an active employee for a minimum continuous period prior to the date retired, and have an employment date before January 1, 1990. The Plans contain cost-sharing features such as deductibles and coinsurance, and require retirees to make contributions, which can be adjusted annually. Pacific Life’s commitment to qualified employees who retire after April 1, 1994 is limited to specific dollar amounts. Pacific Life reserves the right to modify or terminate the Plans at any time.

PL&A permits eligible employees to participate in a defined contribution plan provided by Pacific Life. Pacific Life provides a voluntary Retirement Incentive Savings Plan (RISP) pursuant to Section 401(k) of the Internal Revenue Code covering all eligible employees. Pacific Life’s RISP matches 75% of each employee’s contribution, up to a maximum of 6.0% of eligible employee compensation, to an Employee Stock Ownership Plan (ESOP). The ESOP provides shares of Pacific LifeCorp common stock, Pacific Life’s immediate parent, to eligible employees. PL&A’s share of net expense was $2.1 million, $1.5 million and $1.2 million, for the years ended December 31, 2002, 2001 and 2000, respectively.

12.	TRANSACTIONS WITH AFFILIATES

PL&A provides underwriting and administrative services for Pacific Life’s group life and health insurance under an administrative services agreement. Fees earned under this agreement were $8.7 million, $9.1 million and $10.7 million, for the years ended December 31, 2002, 2001 and 2000, respectively. Pacific Life also provides investment and administrative services for PL&A under a separate administrative services agreement. Charges for these services were $18.4 million, $18.5 million and $12.9 million, for the years ended December 31, 2002, 2001 and 2000, respectively. Net amounts due to Pacific Life as of December 31, 2002 and 2001, were $2.4 million and $1.2 million, respectively.

Previously, PL&A assumed substantially all of Pacific Life’s group life and health insurance under a reinsurance agreement, which terminated January 1, 1999, by mutual agreement. During 2001, the runoff from the reinsurance contract was settled, and as of December 31, 2001, no reinsurance liabilities or receivable existed between Pacific Life and PL&A. Premiums of ($0.2) million and ($0.6) million, and benefits of $0.5 million and $1.4 million, were assumed for the years ended December 31, 2001 and 2000, respectively.

13.	COMMITMENTS AND CONTINGENCIES

PL&A has outstanding commitments to make investments primarily in fixed maturity securities, limited partnerships and other investments as follows (In Thousands):

Years Ending December 31:
2003	$10,712
2004 through 2007	25,256
2008 and thereafter	2,857

Total	$38,825

PLA-31

Pacific Life & Annuity Company

NOTES TO FINANCIAL STATEMENTS

13.	COMMITMENTS AND CONTINGENCIES (Continued)

PL&A leases office facilities under various noncancelable operating leases. Rent expense, which is included in operating expenses, in connection with these leases was $3.5 million, $3.5 million and $2.7 million for the years ended December 31, 2002, 2001 and 2000, respectively. Aggregate minimum future commitments, for the years ending December 31, 2003 and thereafter, are as follows (In Thousands):

Years Ending December 31:
2003	$ 4,694
2004 through 2007	20,414
2008 and thereafter	22,542

Total	$47,650

PL&A is a respondent in a number of legal proceedings, some of which involve allegations for extra-contractual damages. In the opinion of management, the outcome of the foregoing proceedings is not likely to have a material adverse effect on the financial position or results of operations of PL&A.

PLA-32

PACIFIC SELECT EXEC SEPARATE ACCOUNT

PART C.    OTHER INFORMATION

Item 27.    Exhibits

(1)	(a)	Minutes of Action of Board of Directors of PM Group Life Insurance Company (PL&A) dated July 1, 1998

	(b)	Memorandum Establishing Separate Account

(2)	Inapplicable

(3)	(a)	Form of Distribution Agreement Between PL&A and Pacific Mutual Distributors, Inc.

	(b)	Form of Selling Agreement Between Pacific Mutual Distributors, Inc. and Various Broker-Dealers

(4)	(a)	Flexible Premium Variable Life Insurance Policy

	(b)	Annual Renewable Term Rider (Form R98-ART NY)

	(c)	Accelerated Living Benefit Rider (Form R92-ABR NY)

	(d)	Spouse Term Rider (Form R98-SPT NY)

	(e)	Children’s Term Rider (Form R84-CT NY)

	(f)	Waiver of Charges (Form R98-WC NY)

	(g)	Accidental Death Benefit (Form R84-AD NY)

	(h)	Guaranteed Insurability Rider (Form R93-GI NY)

	(i)	Disability Benefit Rider (Form R84-DB NY)

(5)	Application for Flexible Premium Variable Life Insurance Policy & General Questionnaire

(6)	(a)	Bylaws of PL&A

	(b)	Articles of Incorporation of PM Group Life Insurance Company

	(c)	Amended & Restated Articles of Incorporation for PM Group Life Insurance Company

(7)	Form of Reinsurance Contract

(8)	(a) Form of Participation Agreement between PL&A and Pacific Select Fund

(b) Administrative Agreement Between PL&A and Pacific Life Insurance Company (Pacific Life)

(9)	Inapplicable

(10)	Inapplicable

(11)	Form of Opinion and consent of legal officer of PL&A as to legality of Policies being registered

(12)	Inapplicable

(13)	Inapplicable

(14)	(a) Consent of Deloitte & Touche LLP

(b) Consent of Dechert

(15)	Inapplicable

(16)	Inapplicable

(17)	Memorandum Describing Issuance, Transfer and Redemption Procedures

(18)	Powers of Attorney

Item 28.    Directors and Officers of Pacific Life & Annuity Company

Name and Address	Positions and Offices with Pacific Life
Thomas C. Sutton	Director, Chairman of the Board, and Chief Executive Officer
Glenn S. Schafer	Director and President
Khanh T. Tran	Director, Executive Vice President and Chief Financial Officer
David R. Carmichael	Director, Senior Vice President and General Counsel
Audrey L. Milfs	Director, Vice President and Corporate Secretary
Brian D. Klemens	Vice President and Treasurer
Edward R. Byrd	Vice President and Controller
James T. Morris	Executive Vice President

The address for each of the persons listed above is as follows:

700 Newport Center Drive

Newport Beach, California 92660

Item 29.    Persons Controlled by or Under Common Control with Pacific Life & Annuity Company or Pacific Select Exec Separate Account.

The following is an explanation of the organization chart of Pacific Life & Annuity Company’s subsidiaries:

PACIFIC LIFE & ANNUITY COMPANY, SUBSIDIARIES & AFFILIATED ENTERPRISES

LEGAL STRUCTURE

Pacific Life & Annuity Company is an Arizona Stock Life Insurance Company wholly-owned by Pacific Life Insurance Company (a California Stock Life Insurance Company) which is wholly-owned by Pacific LifeCorp (a Delaware StockHolding Company) which is, in turn, 98% owned by Pacific Mutual Holding Company (a California Mutual Holding Company).

3

Item 30.    Indemnification

(a)	The Distribution Agreement between Pacific Life & Annuity Company and Pacific Select Distributors, Inc. (PSD) provides substantially as follows:

Pacific Life & Annuity Company hereby agrees to indemnify and hold harmless PSD and its officers and directors, and employees for any expenses (including legal expenses), losses, claims, damages, or liabilities incurred by reason of any untrue or alleged untrue statement or representation of a material fact or any omission or alleged omission to state a material fact required to be stated to make other statements not misleading, if made in reliance on any prospectus, registration statement, post-effective amendment thereof, or sales materials supplied or approved by Pacific Life & Annuity Company or the Separate Account. Pacific Life & Annuity Company shall reimburse each such person for any legal or other expenses reasonably incurred in connection with investigating or defending any such loss, liability, damage, or claim. However, in no case shall Pacific Life & Annuity Company be required to indemnify for any expenses, losses, claims, damages, or liabilities which have resulted from the willful misfeasance, bad faith, negligence, misconduct, or wrongful act of PSD.

PSD hereby agrees to indemnify and hold harmless Pacific Life & Annuity Company, its officers, directors, and employees, and the Separate Account for any expenses, losses, claims, damages, or liabilities arising out of or based upon any of the following in connection with the offer or sale of the contracts: (1) except for such statements made in reliance on any prospectus, registration statement or sales material supplied or approved by Pacific Life or the Separate Account, any untrue or alleged untrue statement or representation is made; (2) any failure to deliver a currently effective prospectus; (3) the use of any unauthorized sales literature by any officer, employee or agent of PSD or Broker; (4) any willful misfeasance, bad faith, negligence, misconduct or wrongful act. PSD shall reimburse each such person for any legal or other expenses reasonably incurred in connection with investigating or defending any such loss, liability, damage, or claim.

(b)	The Form of Selling Agreement between Pacific Life & Annuity Company, Pacific Select Distributors, Inc. (PSD) and Various Broker-Dealers provides substantially as follows:

Pacific Life & Annuity Company and PSD agree to indemnify and hold harmless Selling Broker-Dealer and General Agent, their officers, directors, agents and employees, against any and all losses, claims, damages or liabilities to which they may become subject under the 1933 Act, the 1934 Act, or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact required to be stated or necessary to make the statements made not misleading in the registration statement for the Contracts or for the shares of Pacific Select Fund (the “Fund”) filed pursuant to the 1933 Act, or any prospectus included as a part thereof, as from time to time amended and supplemented, or in any advertisement or sales literature approved in writing by Pacific Life & Annuity Company and PSD pursuant to Section IV.E. Of this Agreement.

Selling Broker-Dealer and General Agent agree to indemnify and hold harmless Pacific Life & Annuity Company, the Fund and PSD, their officers, directors, agents and employees, against any and all losses, claims, damages or liabilities to which they may become subject under the 1933 Act, the 1934 Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (a) any oral or written misrepresentation by Selling Broker- Dealer or General Agent or their officers, directors, employees or agents unless such misrepresentation is contained in the registration statement for the Contracts or Fund shares, any prospectus included as a part thereof, as from time to time amended and supplemented, or any advertisement or sales literature approved in writing by Pacific Life & Annuity Company and PSD pursuant to Section IV.E. of this Agreement, (b) the failure of Selling Broker-Dealer or General Agent or their officers, directors, employees or agents to comply with any applicable provisions of this Agreement or (c) claims by Sub-agents or employees of General Agent or Selling Broker-Dealer for payments of compensation or remuneration of any type. Selling Broker-Dealer and General Agent will reimburse Pacific Life & Annuity Company or PSD or any director, officer, agent or employee of either entity for any legal or other expenses reasonably incurred by Pacific Life & Annuity Company, PSD, or such officer, director, agent or employee in connection with investigating or defending any such loss, claims, damages, liability or action. This indemnity agreement will be in addition to any liability which Broker-Dealer may otherwise have.

4

Item 31.    Principal Underwriters

PSD also acts as principal underwriter for Pacific Select Separate Account, Pacific Select Variable Annuity Separate Account, Pacific Corinthian Variable Separate Account, Separate Account A, Separate Account B and Pacific Select Fund.

NAME	POSITIONS AND OFFICES WITH UNDERWRITER

Edward R. Byrd	Director, VP, Chief Financial Officer
Gerald W. Robinson	Director, Chairman, Chief Executive Officer
Adrian S. Griggs	VP
M. Kathleen Hunter	VP
Brian D. Klemens	VP, Treasurer
Audrey L. Milfs	VP, Secretary
S. Kendrick Dunn	AVP, Compliance

The principal business address of each of the above individuals is c/o Pacific Life Insurance Company, 700 Newport Center Drive, Newport Beach, California 92660.

Compensation from the Registrant.

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commisions	(3) Compensation on Events Occasioning the Deduction of a Deferred Sales Load	(4) Brokerage Commissions	(5) Other Compensation

PSD	N/A	N/A	N/A	N/A

Item 32.    Location of Accounts and Records

The accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules under that section will be maintained by Pacific Life at 700 Newport Center Drive, Newport Beach, California 92660.

Item 33.    Management Services

Not applicable

Item 34.    Fee Representation

REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940: Pacific Life & Annuity Company and Registrant represent that the fees and charges to be deducted under the Variable Life Insurance Policy described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the Contract.

5

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Pacific Select Exec Separate Account of Pacific Life & Annuity Company has duly caused this Registration Statement on Form N-6 to be signed on its behalf by the undersigned thereunto duly authorized in the City of Newport Beach, and State of California, on this 1st day of July, 2003.

PACIFIC SELECT EXEC SEPARATE ACCOUNT (Registrant)
BY: PACIFIC LIFE & ANNUITY COMPANY (Depositor)

By:
Thomas C. Sutton* Chief Executive Officer

*By:	/s/ DAVID R. CARMICHAEL
David R. Carmichael as attorney-in-fact

(Powers of Attorney are contained as Exhibit 18 in this Registration Statement on Form N-6 for the Pacific Select Exec Separate Account.)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, Pacific Life & Annuity Company certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized all in the City of Newport Beach, and State of California, on this 1st day of July, 2003.

BY: PACIFIC LIFE & ANNUITY COMPANY (Registrant)

By:
Thomas C. Sutton* Chief Executive Officer

*By:	/s/ DAVID R. CARMICHAEL
David R. Carmichael as attorney-in-fact

(Powers of Attorney are contained as Exhibit 18 in this Registration Statement on Form N-6 for the Pacific Select Exec Separate Account.)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

Thomas C. Sutton*	Director, Chairman of the Board and Chief Executive Officer	, 2003

Glen S. Schafer*	Director and President	, 2003

Khanh T. Tran*	Director, Executive Vice President and Chief Financial Officer	, 2003

David R. Carmichael*	Director, Senior Vice President and General Counsel	, 2003

Audrey L. Milfs*	Director, Vice President and Secretary	, 2003

James T. Morris*	Executive Vice President	, 2003

Brian D. Klemens*	Vice President and Treasurer	, 2003

*By:	/s/ DAVID R. CARMICHAEL David R. Carmichael as attorney-in-fact	July 1, 2003

(Powers of Attorney are contained as Exhibit 18 in this Registration Statement on Form N-6 of Pacific Select Exec Separate Account.)